2025
ANNUAL REPORT
BRIDGEWATER BANCSHARES, INC.

BRIDGEWATER
BANCSHARES, INC.

WHO WE ARE

Bridgewater Bancshares, Inc. (Nasdaq: BWB) is a St. Louis Park, Minnesota-based financial holding company founded in 2005. Its banking subsidiary, Bridgewater Bank, is a premier, full-service bank dedicated to providing responsive support and simple solutions to businesses, entrepreneurs, and successful individuals across the Twin Cities. Bridgewater offers a comprehensive suite of products and services spanning deposits, lending, and treasury management solutions. Bridgewater has also received numerous awards for its banking services and esteemed corporate culture. For more information, please visit **BWBMN.com**.

RECENT AWARDS & RECOGNITION



Star Tribune:
Top Workplaces 2025



Finance & Commerce Reader Rankings:
· Best Business Bank
· Best Small Business Bank
· Best Commercial Mortgage Lender



Twin Cities Business:
· Best Business Bank
· Best Commercial Lender



Forbes:
America's Best Banks 2026 (#42)

TABLE OF CONTENTS

Letter to Shareholders **3**

Board of Directors **7**

Strategic Leadership Team **7**

Financial Summary **8**

2025 Form 10-K

BWB Networking

Shareholder Information



BRIDGEWATER BANCSHARES, INC.

OUR BRANCHES



Twin Cities

ORONO · GREENWOOD · MINNETONKA · ST. LOUIS PARK · UPTOWN MINNEAPOLIS · DOWNTOWN MINNEAPOLIS · BLOOMINGTON · ST. PAUL · LAKE ELMO

FELLOW SHAREHOLDERS,

As we closed another strong year, I was pleased with our ability to deliver on expectations to return to the levels of growth and success we have become accustomed to since the bank was founded in 2005. We have navigated a rapidly changing financial landscape in recent years, while capitalizing on opportunities created by marketplace disruption and our own unique strategic vision. The remarkable dedication of our team has allowed us to respond with agility and thoughtfulness to evolving market conditions, helping us deliver long-term value for our shareholders. Throughout the year, we strengthened our position as a leader in the Twin Cities while also leveraging our expertise to grow both locally and beyond. As we look ahead, we believe we have the leadership, teams, and catalysts in place to carry this momentum forward.



Jerry Baack
Chairman and
Chief Executive Officer

A Look Back at 2025

Bridgewater's biggest focus coming into 2025 was getting back to a more normalized level of profitable growth. Market conditions in recent years caused growth to slow across the industry, but we had several reasons to be optimistic heading into 2025. These included our recent core deposit growth momentum, our track record of taking market share, the closing of our acquisition of First Minnetonka City Bank in December 2024, a more favorable interest rate environment, increased loan demand, strong pipelines, and opportunities from continued M&A disruption in our market.

While Bridgewater has always had the ability to generate robust loan growth, the biggest governor has been core deposit growth. With $217 million of core deposits gathered through the First Minnetonka City Bank acquisition and overall core deposit growth of 7.9% in 2025, we were well positioned to return to a more normalized level of loan growth. This is what happened as loan growth in 2025 was 11.4%, up from 3.9% in 2024.

Loan growth again came from our areas of expertise, including commercial real estate and multifamily in the Twin Cities. We also saw the emergence of another key vertical: affordable housing. Bridgewater has been supporting affordable housing projects in

2025 AT A GLANCE

Assets	$5.4 billion	**Efficiency Ratio**	53.5%[2]
Loan Growth	11.4%	**Net Charge-offs to Average Loans**	0.04%
Deposit Growth	5.7%	**TBV per Share Growth**	15.3%[2]
Core Deposit Growth	7.9%[1]		

[1] Core deposits are defined as total deposits less brokered deposits and certificates of deposit greater than $250,000.
[2] Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" in the accompanying Form 10-K for the year ended December 31, 2025 for further details.

3

the Twin Cities since 2008. But in 2025, we increased our commitment to affordable housing, leveraged our expertise, and further expanded both locally and nationally. Affordable housing lending includes a high barrier to entry due to the complex nature of the transactions, which combined with our people and expertise, positions us well from a competitive standpoint. We can also provide funding through multiple stages of the transaction, giving us the ability to support clients in a variety of ways. Overall, we were able to grow our affordable housing portfolio 29% in 2025 to a total of $652 million.

A key factor in Bridgewater's growth story over the years has been M&A disruption as larger, out-of-market competitors have acquired smaller, local banks in the our market. There have been several local banks acquired recently, most notably Bremer Bank being acquired by Old National Bank. This type of disruption has consistently created opportunities for us to show why we are the bank-of-choice for both local clients and top talent looking to bank and work local. In fact, we executed on an unconventional marketing campaign to do just that, showing that Bridgewater is "fast and local, not old and national".

Just 10 years ago, Bridgewater was the 14th largest Minnesota-headquartered bank in the Twin Cities based on total assets. Today, we are 2nd behind U.S. Bank. This highlights the amount of disruption we have seen, our strong growth in the market, and the current lack of local banks with scale to meet the evolving needs of clients and employees in the Twin Cities. As a result, we are seeing an influx of talent and opportunities to attract new loan and deposit clients to Bridgewater.

As more robust loan growth returned in 2025, so did overall revenue growth for the bank. But loan growth was only part of the revenue

story. Our full-year net interest margin expanded 37 basis points compared to the prior year as the Fed began lowering interest rates in the back half of 2024. We were well positioned for this lower rate environment as we saw the benefit from both sides of the balance sheet. On the funding side, we finished 2025 with $1.4 billion of deposits directly tied to short-term rates, which means we see the immediate benefit of lower funding costs when the Fed lowers interest rates. On the asset side, our large fixed-rate loan portfolio allows our overall loan portfolio to continue to reprice higher even as interest rates decline. We ended the year with $743 million of fixed and adjustable-rate loans that will mature or reprice in 2026 with weighted average yields below where new loans are being originated. When combining the robust loan growth with net interest margin expansion, we saw net interest income increase 30% in 2025.

Another part of the revenue story was fee income, which has historically only made up about 5% of Bridgewater's revenue. In 2025, this increased to 8% due to new fee income sources. The first was swap fee income, which has not been a significant source in the past. We made this more of a priority during the year as a way to diversify the rate sensitivity of our loan portfolio, increase fee income, and provide clients with a fixed-rate loan product. As a result, we generated $1.6 million of swap fees in 2025, compared

TAKING ADVANTAGE OF M&A DISRUPTION IN OUR MARKET



to $547 thousand in 2024. In addition, we added nearly $1 million of investment advisory fee income in 2025 as part of our acquisition of First Minnetonka City Bank. Both the swap fees and investment advisory fee income have given us a boost to revenue while helping to diversify our overall revenue stream.

As we reflect on 2025, I also want to acknowledge the efforts of our team on two significant initiatives we had been working on for quite some time. The first was the systems integration of the First Minnetonka City Bank acquisition. The second was the launch of a new retail and small business online banking platform. Through countless hours of hard work and collaboration across the organization, the successful execution of these initiatives has put the bank in a better position for both the near term and long term.

A Look Ahead to 2026

We believe the momentum generated in 2025 at Bridgewater has created the foundation for what is to come in 2026. As we look to the year ahead, we see strong pipelines to support ongoing loan and core deposit growth, continued net interest margin expansion, opportunities to drive additional fee income, well controlled expense growth, and a strong asset quality profile. We will also continue to leverage technology investments, including the development of AI strategies across the organization, to create efficiencies and support growth. All of these are catalysts we have in place to help support improved profitability and tangible book value growth in 2026 and beyond.

At Bridgewater, we are not just looking to grow for growth's sake, but to grow in a way that optimizes our profitability and scale across the organization. Profitable growth will come by continuing to align our robust loan growth engine with our core deposit growth momentum. It will also come by



TOTAL LOANS
($ in Billions)

11.2% CAGR

$2.8 — 2021
$3.6 — 2022
$3.7 — 2023
$3.9 — 2024
$4.3 — 2025

returning to a 3.00% net interest margin, which we believe we can do by the end of 2026, even without further interest rate cuts. And maybe most importantly, it will come by adhering to the conservative asset quality culture we have been known for.

Our primary avenue for growth has been organic as we continue to consistently gain both loan and deposit market share in the Twin Cities. The opening of a new branch in Lake Elmo in 2026 will help support this effort as we expand our presence in the east metro area. We will continue to prioritize organic growth by focusing on areas where we have differentiated expertise, such as commercial real estate and multifamily. In addition, we are expanding our expertise and capacity for growth across other targeted verticals such as affordable housing, women business leaders, and SBA. These are all areas that align well with our existing expertise and can provide incremental growth channels in the years ahead.

The most notable area for continued growth in 2026 is through the momentum we have built in affordable housing. In addition to

FINANCED BY BRIDGEWATER BANK



Semmes Flats is a 246-unit LIHTC community in Richmond, Virginia. Originated in 2025, the project is supported by a $20 million equity bridge loan from Bridgewater Bank with completion expected in late 2027.

growing locally, we are also focused on enhancing our national presence as an affordable housing lender while expanding our reach and infrastructure for longer term growth. One way we will look to do this is by enhancing our permanent financing product offering to drive additional loan and swap fee income. In addition, we have been pleasantly surprised by our ability to generate strong core deposit growth through this vertical and look for that to help support our deposit momentum going forward.

In addition to organic growth, we will also continue to look at M&A opportunities if the right deal presents itself. We continue to actively evaluate M&A opportunities that make strategic sense in our market. Our 2024 acquisition of First Minnetonka City Bank provided a good example of some of the characteristics we look for in a strategic partner, including a low-cost core deposit base, diversified loan portfolio, branch light footprint, and sources of fee income. While we will remain very selective on the M&A front, we would expect to see more opportunities in the coming years given the more favorable regulatory environment.

In closing, I want to recognize two leaders who have been with me since I founded Bridgewater Bank in 2005 and have planned retirements in 2026: Mary Jayne Crocker, our former EVP and Chief Strategy Officer

and Jeff Shellberg, our former EVP and Chief Credit Officer. Through their vision, resilience, and relentless focus, Mary Jayne and Jeff have been instrumental in building the Bridgewater we know today. While we will miss their day-to-day leadership, both will continue to make an impact by serving on our Board of Directors. Joining our Strategic Leadership Team comes a new wave of leaders that Mary Jayne and Jeff have helped develop. In 2025, we added three new members, including Katie Morrell as Chief Credit Officer, Jessica Stejskal as Chief Experience Officer, and Laura Espeseth as Chief Administrative Officer. I am more excited than ever about the leadership of the organization and our bench strength for the future.

With the right team, from our leadership to the back offices to the client-facing front lines, and several catalysts in place for ongoing growth and profitability, I am excited about our prospects for building tangible book value and driving returns for shareholders going forward.

Jerry Baack
Chairman and
Chief Executive Officer

BOARD OF DIRECTORS



Jerry Baack
Chairman and Chief
Executive Officer
Board Member since 2005



Lisa Brezonik
Owner, Pertingo LLC
Board Member since 2019



Mary Jayne Crocker
Former EVP and Chief Strategy Officer
Board Member since 2026



James Johnson
Regional Franchise Developer,
Express Services, Inc.
Board Member since 2005



David Juran
President and Chief Executive
Officer, Colliers Mortgage
Board Member since 2010



Mohammed Lawal
Lead Founder, Chief Executive Officer and
Principal Architect, LSE Architects, Inc.
Board Member since 2020



Douglas Parish
Chief Financial Officer,
Northern Star Scouting
Board Member since 2018



Jeffrey Shellberg
Former EVP and Chief Credit Officer
Board Member since 2005



Thomas Trutna
Chief Executive Officer
and Founder, BIG INK
Board Member since 2005



Todd Urness
Shareholder, Winthrop & Weinstine, P.A.
Board Member since 2005



David Volk
Principal, Castle Creek Capital
Board Member since 2017

STRATEGIC LEADERSHIP TEAM



Jerry Baack
Chairman and Chief
Executive Officer
Founded BWB in 2005



Joseph Chybowski
President and Chief
Financial Officer
Joined BWB in 2013



Laura Espeseth
Chief Administrative Officer
Joined BWB in 2017



Katie Morrell
Chief Credit Officer
Joined BWB in 2020



Nicholas Place
Chief Banking Officer
Joined BWB in 2007



Lisa Salazar
Chief Operating Officer
Joined BWB in 2018



Jessica Stejskal
Chief Experience Officer
Joined BWB in 2014

7

FINANCIAL SUMMARY

Dollars in Thousands

Operating Results		2025		2024		2023
Net interest income	$	132,438	$	102,193	$	105,174
Noninterest income		10,915		7,368		6,493
Total revenue		143,353		109,561		111,667
Provision for (recovery of) credit losses		6,050		3,525		(175)
Noninterest expense		77,271		63,300		59,320
Income before income taxes		60,032		42,736		52,522
Income tax expense		13,944		9,911		12,562
Net income		46,088		32,825		39,960
Preferred stock dividends		(4,054)		(4,054)		(4,054)
Net income available to common shareholders	$	42,034	$	28,771	$	35,906

Year-End Balance Sheet Highlights

		2025		2024		2023
Total assets	$	5,407,002	$	5,066,242	$	4,611,990
Gross loans		4,309,517		3,868,514		3,724,282
Securities available for sale		776,441		768,247		604,104
Deposits		4,320,369		4,086,767		3,709,948
Shareholders' equity		517,095		457,935		425,515

Per Common Share Information

		2025		2024		2023
Diluted earnings per share	$	1.49	$	1.03	$	1.27
Book value per share		16.23		14.21		12.94
Tangible book value per share[1]		15.55		13.49		12.84

Financial Ratios

	2025		2024		2023	
Return on average assets	0.87	%	0.70	%	0.89	%
Pre-provision net revenue (PPNR) return on average assets[1]	1.24		0.98		1.15	
Return on average tangible common equity[1]	10.56		7.75		10.53	
Net interest margin	2.63		2.26		2.42	
Efficiency ratio[1]	53.5		57.9		53.0	
Net loan charge-offs as a percentage of average loans	0.04		0.03		0.01	
Nonperforming assets as a percentage of total assets	0.41		0.01		0.02	
Common Equity Tier 1 risk-based capital ratio	9.17		9.08		9.16	

[1]*Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAPP Financial Measures" in the accompanying Form 10-K for the year ended December 31, 2025 for further details.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-38412

BRIDGEWATER BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**26-0113412**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4450 Excelsior Boulevard, Suite 100 **St. Louis Park, Minnesota**	**55416**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(952) 893-6868**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, $0.01 Par Value	BWB	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/100th interest in a share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share	BWBBP	The Nasdaq Stock Market LLC

Securities registered under Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in this filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the Common Stock held by non-affiliates of the Registrant on June 30, 2025, based on the closing price of $15.91 of such shares on that date, was $348,524,730.

The number of shares of the Common Stock issued and outstanding as of February 9, 2026 was 27,824,165.

DOCUMENTS INCORPORATED BY REFERENCE
The information required by Part III is incorporated by reference to portions of the definitive proxy statement to be filed within 120 days after December 31, 2025, pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with the annual meeting of stockholders to be held on April 28, 2026.

Table of Contents

	Page
PART I	
Item 1. Business	4
Item 1A. Risk Factors	24
Item 1B. Unresolved Staff Comments	47
Item 1C. Cybersecurity	47
Item 2. Properties	48
Item 3. Legal Proceedings	48
Item 4. Mine Safety Disclosures	48
PART II	
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	49
Item 6. [Reserved]	51
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	51
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	78
Item 8. Financial Statements and Supplementary Data	80
Reports of Independent Registered Public Accounting Firm (RSM US LLP, Auditor Firm ID: 49)	80
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	148
Item 9A. Controls and Procedures.	148
Item 9B. Other Information	149
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	149
PART III	
Item 10. Directors, Executive Officers and Corporate Governance	149
Item 11. Executive Compensation.	149
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	150
Item 13. Certain Relationships and Related Transactions, and Director Independence	150
Item 14. Principal Accountant Fees and Services	151
PART IV	
Item 15. Exhibits and Financial Statement Schedules	151
Item 16: Form 10-K Summary	155
Signatures	156

Forward-Looking Statements

  This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, identified by words such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized", "target" and "outlook", or the negative version of those words or other comparable words of a future or forward-looking nature. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- interest rate risk, including the effects of changes in interest rates;
- effects on the U.S. economy resulting from actions taken by the federal government, including the threat or implementation of tariffs, immigration enforcement and changes in foreign policy;
- fluctuations in the values of the securities held in our securities portfolio, including as the result of changes in interest rates;
- business and economic conditions generally and in the financial services industry, nationally and within our market area, including the level and impact of inflation, and future monetary policies of the Federal Reserve and executive orders in response thereto, and possible recession;
- credit risk and risks from concentrations (including by type of borrower, geographic area, collateral and industry) within the Company's loan portfolio or large loans to certain borrowers (including CRE loans);
- the overall health of the local and national real estate market; our ability to successfully manage credit risk;
- our ability to maintain an adequate level of allowance for credit losses on loans;
- new or revised accounting standards as may be adopted by state and federal regulatory agencies, the Financial Accounting Standards Board, Securities and Exchange Commission or Public Company Accounting Oversight Board;
- the concentration of large deposits from certain clients, including those who have balances above current Federal Deposit Insurance Corporation insurance limits;
- our ability to successfully manage liquidity risk, which may increase our dependence on non-core funding sources such as brokered deposits, and negatively impact our cost of funds;
- our ability to raise additional capital to implement our business plan;
- our ability to implement our growth strategy and manage costs effectively;
- the composition of our strategic leadership team and our ability to attract and retain key personnel;
- talent and labor shortages and employee turnover;
- the occurrence of fraudulent activity, breaches or failures of our or our third-party vendors' information security controls or cybersecurity-related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools or as a result of insider fraud;
- interruptions involving our information technology and telecommunications systems or third-party servicers;
- competition in the financial services industry, including from nonbank competitors such as credit unions, "fintech" companies and digital asset service providers;
- the effectiveness of our risk management framework;

- rapid technological changes implemented by us and other parties in the financial services industry, including third-party vendors, which may be more difficult to implement or more expensive than anticipated or which may have unforeseen consequences to us and our customers, including the development and implementation of tools incorporating artificial intelligence;
- the commencement, cost and outcome of litigation and other legal proceedings and regulatory actions against us;
- the impact of recent and future legislative and regulatory changes, domestic or foreign;
- risks related to climate change and the negative impact it may have on our customers and their businesses;
- the imposition of tariffs or other governmental policies impacting the global supply chain and the value of products produced by our commercial borrowers;
- severe weather, natural disasters, wide spread disease or pandemics, acts of war, military conflicts, or terrorism, changes in foreign relations, or other adverse external events, including ongoing conflicts in the Middle East, the Russian invasion of Ukraine and recent military activities in Venezuela and Mexico;
- potential impairment to the goodwill the Company recorded in connection with acquisitions;
- changes to U.S. or state tax laws, regulations and governmental policies concerning the Company's general business, including changes in interpretation or prioritization of such rules and regulations;
- the impact of bank failures or adverse developments at other banks and related negative publicity about the banking industry in general on investor and depositor sentiment regarding the stability and liquidity of banks; and
- any other risks described in the "Risk Factors" sections of reports filed by the Company with the Securities and Exchange Commission.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. In addition, past results of operations are not necessarily indicative of future results. Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

PART I

ITEM 1. BUSINESS

Company Overview and History

Bridgewater Bancshares, Inc. (the "Company") is a Minnesota corporation and financial holding company with one wholly-owned subsidiary: Bridgewater Bank (the "Bank"). The Bank has two wholly-owned subsidiaries: BWB Holdings, LLC, which was formed for the purpose of holding repossessed property; and Bridgewater Investment Management, Inc., which was formed for the purposes of holding certain municipal securities and engaging in municipal lending activities. The Bank has nine full-service offices located in Bloomington, Greenwood, Minneapolis (2), Minnetonka, Orono, Lake Elmo, St. Louis Park, and St. Paul, Minnesota. The Lake Elmo branch opened in February 2026.

The Company is headquartered in St. Louis Park, Minnesota, a suburb located approximately 5 miles southwest of downtown Minneapolis. The Company and Bank were established in 2005 as a *de novo* bank by a group of industry veterans and local business leaders dedicated to providing responsive support and simple solutions to businesses, entrepreneurs, and successful individuals.

Since inception, the Company has grown significantly and profitably, with a focus on organic growth, driven primarily by commercial real estate ("CRE") lending. Assets have grown at a compounded annual growth rate of 28.6% since 2005, surpassing total asset milestones of $1.0 billion in 2016, $3.0 billion in 2021, and $5.0 billion in 2024. While

this growth has primarily been organic, the Company has completed two bank acquisitions. Most recently, the Bank acquired First Minnetonka City Bank ("FMCB") in December 2024, which added approximately $245.0 million of assets, $225.7 million of deposits, $117.1 million of loans and leases, and two branch locations in Minnetonka, Minnesota. One of these branches was subsequently closed in December 2025 given the close proximity of other Bridgewater Bank branches. The acquisition also added an investment advisory function that offers nondeposit investment products through a third party arrangement.

As of December 31, 2025, total assets were $5.41 billion, total gross loans were $4.31 billion, total deposits were $4.32 billion, and total shareholders' equity was $517.1 million.

The principal sources of funds for loans and investments are transaction, savings, time, and brokered deposits, and short-term and long-term borrowings. The Company's principal sources of income are interest and fees collected on loans, interest and dividends earned on investment securities and noninterest income, including service charges, letter of credit fees, and swap fees. The Company's principal expenses are interest paid on deposit accounts and borrowings, employee compensation and other overhead expenses. The Company's simple, highly efficient business model of providing responsive support and simple solutions to clients continues to be the underlying principle that drives the Company's profitable growth.

Market Area and Competition

The Company operates in the Minneapolis-St. Paul-Bloomington, MN-WI Metropolitan Statistical Area ("Twin Cities MSA") which had total deposits of $232.6 billion as of June 30, 2025, and ranks as the 15th largest MSA in the United States in total deposits, and the third largest MSA in the Midwest in total deposits, based on FDIC data. This area is commonly known as the "Twin Cities" after its two largest cities, Minneapolis, the city with the largest population in the state, and St. Paul, the state capital.

The Twin Cities MSA is defined by attractive market demographics, including strong household incomes, dense populations, a resilient employee base and the presence of a diverse group of large and small businesses. As of December 31, 2025, the Twin Cities ranked first in median household income in the Midwest and seventh in the nation, when compared to the top 20 MSAs by population size in each area, based on data available on S&P Global Market Intelligence. According to the U.S. Bureau of Labor Statistics, the population in the Twin Cities MSA was approximately 3.7 million as of December 31, 2025, making it the third largest MSA in the Midwest and 16th largest MSA in the United States. The Twin Cities MSA had an unemployment rate of 4.3%, which was lower than the national average of 4.4%, as of December 31, 2025. These strong labor market fundamentals can be attributed to the significant presence of national and international businesses across diverse industries operating within the Twin Cities MSA.

The Company operates in a competitive market area and competes with other, often much larger, retail and commercial banks and financial institutions. Two large, national banking chains, Wells Fargo and U.S. Bank, together controlled 58.96% of the deposit market share in the Twin Cities MSA as of June 30, 2025, based on FDIC data and as displayed in the table below. By comparison, the Company had a deposit market share of 1.84%, which ranked the Company ninth in the Twin Cities MSA overall and third in the Twin Cities MSA among banks headquartered in Minnesota.

Rank	Institution	State Headquarters	Branch Count	Total Deposits ($000)	Market Share (%)
1	U.S. Bancorp	MN	78	$ 95,865,087	41.21 %
2	Wells Fargo & Co.	CA	84	41,284,514	17.75
3	Ameriprise Financial, Inc.	MN	2	22,499,683	9.67
4	Old National Bancorp	IN	48	8,220,790	3.53
5	Huntington Bancshares Incorporated	OH	58	6,526,628	2.81
6	Bank of America Corporation	NC	22	5,189,645	2.23
7	Bank of Montreal	N/A	26	4,830,532	2.08
8	State Bankshares, Inc..	ND	7	4,443,923	1.91
9	**Bridgewater Bancshares, Inc.**	**MN**	**9**	**4,278,556**	**1.84**
10	Choice Financial Holdings, Inc..	ND	4	3,035,777	1.31
	Top 10 Institutions		**338**	**$ 196,175,135**	**84.34 %**
	Total Bank Deposits		**741**	**$ 232,599,766**	

The market has experienced disruption in recent years due to acquisitions of local institutions by larger regional banks headquartered outside of the market, resulting in only three of the ten largest banks in Minnesota by deposit market share being headquartered in-state. The disruption has created significant opportunities for the Company to add both talent and clients. In addition, the Company has developed a local banking advantage in the market by being the bank-of-choice for Twin Cities clients looking to bank local.

Products and Services

The Company offers a full array of simple, quality loan and deposit products with a focus on commercial clients. While the Company provides products and services that compete with those offered by large national and regional competitors, the Company additionally offers responsive support and personalized solutions tailored for each client. The Company emphasizes client service and believes in providing distinguishing levels of service through the experience of employees, the responsiveness and certainty of the credit process and the efficiency with which business is conducted. The Company believes that clients notice a difference in service compared to the much larger institutions in the market. The Company has built a strong referral network that continually provides opportunities for new client relationships.

Lending. The Bank focuses primarily on commercial lending, consisting of loans secured by nonfarm, nonresidential properties, loans secured by multifamily residential properties, nonowner occupied single family residential properties, construction loans, land development loans and commercial and industrial loans. The Bank has a particular expertise in multifamily financing which has historically represented a large portion of the loan portfolio. This asset class has performed extremely well and has lower historical loss rates when compared to other loan types. The Company has also leveraged its expertise in the affordable housing space to expand its focus on supporting clients and communities across the Twin Cities and nationally.

Commercial real estate loans (excluding multifamily and construction) consist of owner and nonowner occupied properties. This portfolio segment is well diversified with loans secured by industrial properties, office buildings, retail strip centers, senior housing and hospitality properties and mixed-use properties. In addition to loans secured by improved commercial real estate properties, the Bank engages in construction lending, which includes single family residential construction loans, land development, finished lots and raw land loans, and commercial and multifamily construction.

The Bank focuses on lending to borrowers located or investing in the Twin Cities MSA across a diverse range of industries and property types, however, as a relationship lender, it will finance properties located outside of Minnesota for its existing local clients.

The Bank has been active in lending to affordable housing projects since 2008, but has increased the level of investment in recent years and expanded nationally. The Bank has leveraged its deep expertise in the affordable housing space to support developers both in the Twin Cities and across the country. Affordable housing lending includes a high barrier to entry due to the complex nature of the transactions, which positions the Bank well from a competitive standpoint. The Bank can also provide funding through multiple stages of the transaction.

Historically, the Bank has generated robust and consistent growth due to its strengthening brand and service model, client and banker acquisitions resulting from M&A-related market disruption and the expansion of talented lending and business service teams. The Bank's pace of loan growth returned to more normalized levels in 2025 due to the improved interest rate environment, increased loan demand and strong core deposit growth momentum.

Deposits. The Bank has developed a suite of deposit products targeted at commercial clients, including a variety of remote deposit and cash management products, along with commercial transaction accounts. The Bank also offers consumers traditional retail deposit products through its branch network, along with online, mobile and direct banking channels. Many of the deposits do not require a branch visit, creating efficiencies across the Bank's branch network.

Deposits continue to be the primary funding source for the Bank's lending activities, including both core and non-core deposits. The Bank generated strong core deposit growth throughout 2025. Due to this strong core deposit growth in 2025, the Bank was able to reduce its reliance on brokered deposits and wholesale funding sources. However, the Bank will continue to leverage these funding sources to supplement core deposit growth as needed.

Brokered deposits have remained a strategic component of the funding strategy and interest rate risk management. The Bank's Asset Liability Management ("ALM") Committee monitors the size of this portfolio and ongoing opportunities.

The Bank has developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of December 31, 2025, the 10 largest depositor relationships accounted for approximately 16.2% of total deposits. This high concentration of deposits from this group of depositors, some of whom may have balances above current FDIC insurance limits, presents a risk to liquidity if one or more of them decides to change its relationship with the Bank and to withdraw all or a significant portion of their accounts.

Competitive Strengths

As the Company seeks to continue to grow the business, management believes the following strengths provide a competitive advantage over other financial institutions operating in its market area:

Commercial Banking Expertise. Management believes the Company has earned the reputation as one of the prominent commercial real estate lenders in the Twin Cities MSA due in large part to the strength of the banking team. The Company has an experienced, professional team of bankers, and believes the ability to drive quality commercial loan growth is a result of being able to provide each client with access to a knowledgeable, experienced, responsive and dedicated banker. Due to their market knowledge and understanding of clients' businesses, the bankers are well positioned to provide timely and relevant feedback to clients. Management believes the responsive credit culture separates the Company from its competitors.

Multifamily Lending Expertise. The Company specializes in multifamily lending, which has historically represented a large portion of the total loan portfolio. The Company believes this lending niche lowers the risk profile of the overall loan portfolio due to its lower historical loss rates when compared to other loan types. In fact, the multifamily portfolio has experienced no net charge-offs over the past three years and only $62,000 of net charge-offs since inception. As a result of the Company's segment expertise and strong portfolio performance, the Company has been comfortable continuing to grow the multifamily portfolio. In addition, the Company has also expanded its focus in affordable housing lending, the majority of which is in multifamily.

Engaged and Experienced Board of Directors and Management Team. The Company's board of directors consists of highly accomplished individuals with strong industry and business experience in the market area. The combined expertise of the board of directors and the significant banking experience of the strategic leadership team ("SLT") help execute the Company's growth strategy.

The Company's seven-person SLT has a strong balance of extensive banking experience, drive and talent. In 2025, the Company announced several leadership transitions through a thoughtful succession strategy, including the retirement of Mary Jayne Crocker, Chief Strategy Officer, and Jeff Shellberg, former Chief Credit Officer and current Deputy Chief Credit Officer, both becoming effective in 2026. Joining the SLT in 2025 were Katie Morrell, Chief Credit Officer, Jessica Stejskal, Chief Experience Officer, and Laura Espeseth, Chief Administrative Officer. All three of these new SLT members have been with the Company for at least five years and bring a wealth of talent, judgement, and energy to their enhanced leadership roles.

In addition to the SLT, the Company has demonstrated an ability to grow through the recruitment of high performing individuals. The Company seeks to hire people with significant in-market experience who fit the Company's hard-working, entrepreneurial culture. Through targeted hiring and internal development efforts, the Company has established a deep bench of talent to continue to grow and manage the business. This includes recent talent additions related to the ongoing M&A disruption in the Twin Cities which continues to provide opportunities to attract top talent in various areas across the organization. The Company has structured its team to prepare for long-term growth and stability by combining the experienced strategic leadership and commercial lending teams with its next generation of leaders.

Efficiency. The Company operates as a highly efficient organization based on a simple business model. By focusing on commercial real estate lending, employee overhead is low due to its bankers maintaining larger loan portfolio sizes compared to other types of commercial lending. In addition, the Company serves its clients through a strategically positioned "branch-light" model of just nine branches, as well as through online, mobile and direct banking channels, and is not dependent on a traditional branch network with a large number of locations.

Hard-Working and Entrepreneurial Culture. The Company has developed a hard-working and entrepreneurial culture, which is a critical component for attracting and retaining experienced and talented bankers, as well as clients. The Company has established a set of core values, based on characteristics that describe and inspire the culture—Unconventional, Responsive, Dedicated, Growth and Accurate. To maintain the culture, all potential and current personnel evaluations include an assessment of these attributes. Clients notice the unconventional environment with dedicated employees who feel like they are part of building a high performing bank.

Solid Asset Quality Metrics. A risk-management focused business model has contributed to solid asset quality during a period of strong loan growth and economic uncertainty. The Company diligently monitors and routinely stress tests the loan portfolio. The strong credit metrics are the result of measured risk selection, consistent underwriting standards, active credit oversight and experienced lending and credit teams.

Proactive Enterprise Risk Management. The Company's enterprise risk management practices provide an enhanced level of oversight allowing management to be proactive rather than reactive. The Company has been focused on scaling its enterprise risk management function to address emerging risks and support growth plans. The

management-level enterprise risk management committee, comprised of the strategic leadership team, the Chief Risk Officer and senior representatives from all departments, meets quarterly to identify, assess, measure, monitor, and manage the Company's overall enterprise risk position and to discuss how the Company's strategic initiatives may impact the Company's risk profile. Enterprise risk management reports are provided to the board of directors on a quarterly basis.

The Company also has a comprehensive Commercial Real Estate Portfolio Risk Management Policy which implements formal processes and procedures designed to manage and mitigate risk within the commercial real estate portfolio. This policy addresses regulatory guidelines for institutions, such as the Bank, that exhibit higher levels of commercial real estate concentrations. These processes and procedures include board of directors and management oversight, commercial real estate exposure limits, portfolio monitoring tools, management information systems, market reports, underwriting standards, a credit risk review function and periodic stress testing to evaluate potential credit risk and the subsequent impacts on capital and earnings.

Strategies for Growth

The Company has a track record of generating consistent, robust growth over the past 20 years. After moderating in 2023 and 2024 due to higher interest rates and the more challenging banking environment, growth returned to more normalized levels in 2025 due to a more favorable interest rate environment and core deposit growth momentum. To generate continued growth, the Company intends to continue to execute the proven strategies that it has used in prior years to achieve strong performance results. These strategies include the following:

Focus on Organic Growth. The Company intends to continue to grow its business organically in a focused and strategic manner by leveraging its competitive strengths, including commercial banking expertise, an experienced banking team, an efficient business model and strong branding, to capitalize on the opportunities in the Company's market area. This includes the affordable housing strategy which has expanded to a national level. As a publicly traded but locally-headquartered bank, the Company can go beyond what small banks can provide by offering sophisticated products and services similar to those offered by the much larger, out-of-state banks, but in a manner that is tailored to the needs of local clients in a more efficient, responsive and flexible way.

The Company plans to increase core deposits over time to support loan growth and build market share by expanding existing client relationships and by developing new deposit-focused clients. The Company plans to continue to expand its footprint through marketing and networking efforts focused on generating deposits. The increased focus on affordable housing has also generated strong core deposit growth. On the lending side, the Company intends to rely on the expertise of the bankers, and believes the Company is well-positioned to continue to organically grow commercial loans based on the favorable market demographics in the Twin Cities MSA. In addition, the Company expects to see additional growth opportunities as a result of market disruption related to local banks being acquired by out-of-state acquirers.

Leverage Entrepreneurial Culture and Talent. The Company has built a team of bankers that is hard-working, passionate and energized by the opportunities to continue to grow the Company's business and develop its brand. With an experienced strategic leadership team and a strong layer of talented middle managers, the Company is well positioned for future growth. The Company recruits qualified personnel and develops talent internally and believes the culture, which empowers employees to be entrepreneurs for the business, will allow the Company to attract and develop the talent needed to drive growth. Ongoing M&A disruption in the Twin Cities has also provided additional opportunities to acquire top talent.

Consider Additional Opportunistic Acquisitions. In addition to organic growth, the Company may consider acquisition opportunities that fit with the organization, similar to the acquisition of FMCB in December 2024. The Company will continue to evaluate acquisitions that would be complementary to its existing business and align with its strategic priorities. While pursuing potential acquisitions, the Company intends to be disciplined in its approach to

pricing, new business lines and new markets. In the future, the Company may evaluate and act upon acquisition opportunities that would produce attractive returns for shareholders. Management believes that there will be further bank consolidation in the Twin Cities MSA and in the surrounding markets and that the Company is well positioned to be a preferred partner for smaller institutions looking to exit through a sale to a strong buyer.

Human Capital Resources

The Company believes that its growth and success are dependent on its ability to attract, develop, and retain a high-performing and diverse team of people. The Company's unconventional corporate culture is a key differentiator and meaningful driver in achieving this objective. As of December 31, 2025, the Company had 322 full-time equivalent employees, most of which are full-time employees, an increase of 11% from December 31, 2024. None of the Company's employees is a party to a collective bargaining agreement. The Company considers the relationship with its employees to be good and has not experienced interruptions of operations due to labor disagreements.

The Company believes embracing and understanding diversity, equity and inclusion has and will continue to make the Company stronger. In 2019, the Company established a Diversity, Equity and Inclusion Committee that focuses on building an inclusive culture that encourages, supports and celebrates the diversity of the Company's employees and the communities in which it serves. The Company recognizes that different perspectives enhance its thinking and improve its employees' experience by bringing together unique backgrounds, beliefs, cultures, and experiences at the Company. As of December 31, 2025, women and people of color comprised 53% and 21% of the Company's total workforce, respectively. Similarly, women and people of color made up 56% and 13% of manager roles, respectively.

Employee retention helps the Company operate efficiently and carry out its mission of being the finest entrepreneurial bank in the Twin Cities. The Company believes its commitment to its core values, as well as prioritizing concern for its employees' well-being, supporting its employees' career goals and offering competitive wages and benefits aid in the retention of its employees.

The Company believes developing employees' leadership skills is a critical factor for the long-term future success of the Company. In 2025, the Company continued to enhance its Leadership Development Program, delivering impactful content designed to support leaders in their growth and development. The program focuses on essential skills such as engaging in crucial conversations, empowering team members, and effectively navigating change. The Company also has a Mentorship Program that gives employees the opportunity to open the door to professional advice and constructive communication from leaders at all levels within the organization. The program provides participants with ways to build leadership skills, learn from others outside of their normal area of activity, and continue to grow both personally and professionally.

The Company strives to give back to the communities in which it operates by encouraging employees to be engaged in the communities where they live and work. To help remove roadblocks to volunteering, the Company offers a program that provides employees paid time off to volunteer at non-profit organizations (up to 16 hours per year). The Company is proud to support many local community organizations through financial contributions and employee-driven volunteerism.

The safety, health and wellness of employees is a top priority. The Company's Health and Wellness Committee is focused on promoting physical fitness, nutrition, and mental health across the organization, with events including pickleball, a blood drive, a healthy cooking class, and annual step challenge. The Health and Wellness Committee also hosted a series of mental health-related events in 2025.

The Company has a hybrid working model with most team members having the flexibility to work remotely up to two days per week. The Company recognizes the importance of having this flexibility while also emphasizing the benefits of the in-person workplace culture that is unique to Bridgewater.

Environmental, Social and Governance ("ESG")

The Company is committed to establishing and maintaining impactful initiatives that support its corporate responsibility as a growing, local bank in the Twin Cities, while regularly sharing progress with stakeholders. The Company has a management-level ESG Committee with the role of developing, implementing and growing a formal ESG program. Oversight of the Company's ESG strategy is provided by the Nominating and ESG Committee of the board of directors.

The Company's ESG priorities are to:

1) Leverage its unconventional corporate culture to leave a positive, lasting impact on its team members, clients and communities;

2) Create a diverse, equitable and inclusive work environment and community;

3) Ensure strong corporate governance oversight including an effective risk management framework to support a growing organization; and

4) Contribute to a healthier natural environment in the communities in which employees live and work.

The Company has an ESG webpage to share a summary of the actions being taken to support the ESG priorities. The webpage is updated periodically to highlight ongoing efforts to support ESG-related initiatives. For more information on the Company's ESG commitment, please visit the Company's ESG webpage at https://www.bridgewaterbankmn.com/about-bridgewater/esg.

Available Information

The Company's principal executive office is located at 4450 Excelsior Blvd., Suite 100, St. Louis Park, Minnesota, 55416, and the telephone number at that address is (952) 893-6868. The website address is investors.bridgewaterbankmn.com. The information contained on the website is not a part of, nor incorporated by reference into, this report.

All filings made by the Company with the SEC may be copied or read at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, as the Company does. The website is www.sec.gov. The Company provides access to its SEC filings through its Investor Relations website at investors.bridgewaterbankmn.com. After accessing the website, the filings are available free of charge upon selecting "SEC Filings/Documents." Reports available include the Company's proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after the documents and reports are electronically filed with or furnished to the SEC.

SUPERVISION AND REGULATION

General

FDIC-insured banking institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, the Company's growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various banking agencies, including the Company's primary regulator, the Federal Reserve Board of Governors (the "Federal Reserve") and the Bank's primary federal regulator, the FDIC, and primary state regulator, the Minnesota Department of Commerce, Financial Institutions Division (the "MDOC"), and federal and state consumer financial protection agencies. Furthermore, taxation laws administered by the Internal Revenue Service

(the "IRS"), and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities and anti-money laundering and sanctions laws enforced by the U.S. Department of the Treasury (the "Treasury") have an impact on the Company's business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to the Company's operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than shareholders. These laws, and the regulations of the banking agencies issued under them, affect, among other things, the scope of the Company's business, the kinds and amounts of investments that the Company and the Bank may make, reserve requirements, required capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, the ability of the Company and the Bank to merge, consolidate and acquire, dealings with the Company's and the Bank's insiders and affiliates and the Company's payment of dividends.

In response to the global financial crisis and particularly following the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd Frank Act"), the Company experienced heightened regulatory requirements and scrutiny. Although the reforms primarily targeted large banking organizations and systemically important financial institutions, their influence filtered down in varying degrees to community banks over time and caused the Company's compliance and risk management processes, and the costs thereof, to increase. The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the "Regulatory Relief Act") eliminated questions about the applicability of certain Dodd-Frank Act reforms to community banking organizations, including relieving the Company of any requirement to engage in mandatory stress tests, maintain a risk committee or comply with the Volcker Rule's complicated prohibitions on proprietary trading and ownership of private funds.

Over the past year, the federal banking agencies have continued efforts to reduce regulatory burden on banking organizations, including community banks, through various supervisory, regulatory and policy initiatives. These efforts have included the rescission or revision of certain rulemakings and proposals, initiatives to streamline examination and application processes and efforts to increase transparency and consistency in supervisory expectations. Congress also has considered additional measures aimed at easing specific compliance obligations for community banks, although no reforms comparable in scope to the Regulatory Relief Act have been enacted to date. These developments may be favorable to the operations of the Company or the Bank; however, future changes in laws, regulations or supervisory priorities, and their impacts on the Company's or the Bank's business, remain uncertain.

The supervisory framework applicable to U.S. banking organizations subjects banks and bank holding companies to regular examination by their respective banking agencies. Examinations result in confidential examination reports and supervisory ratings may impact an institution's operations, capital levels, growth and strategic initiatives. Examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality, management ability, earnings, liquidity and overall risk profile, among other things. The banking agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, violate applicable law or are otherwise inconsistent with laws and regulations. Changes in supervisory approach or emphasis may materially affect the operations and financial results of the Company and the Bank, as well as the banking industry in general. In recent supervisory communications, rulemakings and policy statements, federal banking agencies have indicated an increased focus on core, material financial risks (rather than risk management processes), greater transparency in supervisory expectations and efforts to reduce examination burden, particularly for community banks. For example, the FDIC, the Bank's primary federal regulator, has proposed or implemented initiatives: (i) to clarify standards for unsafe or unsound practices; (ii) to enhance supervisory appeals processes; (iii) to streamline examination procedures; and (iv) to revise standards governing the termination of enforcement actions. These initiatives may enable management to focus more effectively on growth opportunities and the management of material financial risks.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

The Role of Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions, such as banks, as well as their holding companies (i.e., banking organizations), generally are required to hold more capital than other businesses, which directly affects the Company's earnings capabilities. Although capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking agencies recognized that the amount and quality of capital held by banking organizations prior to that crisis was insufficient to absorb losses during periods of severe stress.

Capital Levels. Banking organizations have been required to hold minimum levels of capital based on guidelines established by the federal banking agencies since 1983. The minimum capital levels for banking organizations have been expressed in terms of ratios of "capital" divided by "total assets." The capital guidelines for U.S. banking organizations beginning in 1989 have been based upon international capital accords (known as the "Basel" accords) adopted by the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors that acts as the primary global standard-setter for prudential regulation, as interpreted and implemented by the U.S. federal banking agencies on an interagency basis. These accords recognized that bank assets for the purpose of the capital ratio calculations needed to be risk weighted (the theory being that riskier assets should require more capital) and that off-balance sheet exposures needed to be factored in the calculations. Following the global financial crisis, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced an agreement on a strengthened set of capital requirements for banking organizations around the world, known as the Basel III accords, to address deficiencies recognized in connection with the global financial crisis.

The Basel III Rule. The U.S. federal banking agencies adopted the U.S. Basel III regulatory capital reforms, and, at the same time, effected changes required by the Dodd-Frank Act, in regulations that were effective in 2015 (with certain phase-ins) (the "Basel III Rule"). The Basel III Rule established capital standards for banks and bank holding companies that are meaningfully more stringent than those established previously and are still in effect today.

The Basel III Rule increased the required quantity and quality of capital and required a more complex, detailed and calibrated assessment of risk in the calculation of risk weightings for bank assets. The Basel III Rule is applicable to all banking organizations that are subject to minimum capital requirements, including national and state banks and savings and loan associations, as well as to most bank and savings and loan holding companies. The Company and the Bank are each subject to the Basel III Rule as described below.

Not only did the Basel III Rule increase most of the required minimum capital ratios in effect prior to 2015, but, by requiring that capital instruments be of higher quality to absorb loss, it introduced the concept of Common Equity Tier 1 Capital ("CET1"), which consists primarily of common stock, related surplus (net of Treasury stock), retained earnings and CET1 minority interests, subject to certain regulatory adjustments and deductions. The Basel III Rule also changed the definition of regulatory capital by establishing more stringent criteria for instruments to qualify as Additional Tier 1 Capital (primarily non-cumulative perpetual preferred stock that meets certain requirements) and Tier 2 Capital (primarily other types of preferred stock and subordinated debt, subject to limitations). In addition, the Basel III Rule limited the inclusion of minority interests, mortgage-servicing assets and deferred tax assets in regulatory capital and required deductions from CET1 if such assets exceeded prescribed thresholds.

The Basel III Rule requires banking organizations to maintain minimum capital ratios to be deemed "adequately capitalized" as follows:

- A ratio of CET1 equal to 4.5% of risk-weighted assets;
- A ratio of Tier 1 Capital equal to 6% of risk-weighted assets;
- A ratio of Total Capital (Tier 1 plus Tier 2 Capital) equal to 8% of risk-weighted assets; and
- A leverage ratio of Tier 1 Capital to total quarterly average assets equal to 4%.

In addition, banking organizations that want to make capital distributions (including dividends and stock repurchases) and pay discretionary bonuses to executive officers without restriction must maintain 2.5% in the form of CET1 for a capital conservation buffer. The purpose of the conservation buffer is to ensure that banking organizations maintain a cushion of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the capital conservation buffer increases the minimum ratios described above to 7% for CET1, 8.5% for Tier 1 Capital and 10.5% for Total Capital.

Well Capitalized Requirements. The capital ratios described above represent minimum standards for banking organizations to be considered "adequately capitalized." Banking agencies uniformly encourage banks to maintain capital levels above these minimums and to be "well capitalized." To that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a well capitalized banking organization may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain activities; (ii) receive expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. In addition, the banking agencies may require higher capital levels where warranted by an organization's specific risk profile or operating circumstances. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, risks, such as interest rate risk or risks associated with credit concentration, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 Capital less all intangible assets), well above the minimum regulatory levels.

Under the capital regulations of the Federal Reserve for the Company and the FDIC for the Bank, in order to be well capitalized, a banking organization must maintain:

- A CET1 ratio to risk-weighted assets of 6.5% or more;
- A ratio of Tier 1 Capital to total risk-weighted assets of 8% or more;
- A ratio of Total Capital to total risk-weighted assets of 10% or more; and
- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

Under the Basel III Rule, a banking organization may be considered "well capitalized," while not complying with the capital conservation buffer requirement described above.

As of December 31, 2025: (i) the Bank was not subject to a directive from MDOC or FDIC to increase its capital; and (ii) the Bank was well capitalized, as defined by FDIC regulations. As of December 31, 2025, the Company had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well capitalized. As of December 31, 2025, the Company and the Bank also were in compliance with the capital conservation buffer.

Basel III Endgame Proposal. Previously, federal banking agencies proposed a "Basel III Endgame Rule" to complete the implementation of certain aspects of the Basel III accords, including to the risk weighting of assets; however, the proposal was not adopted, in part due to stakeholder concerns regarding potential economic impacts, data transparency and the alignment of certain provisions with statutory tailoring requirements. Based on public statements from federal agency officials, it is anticipated that a revised proposal may be issued in the future. Any re-proposal of the Basel III Endgame Rule is expected to primarily affect large, complex banking organizations.

Prompt Corrective Action. The concept of a banking organization being "adequately capitalized" or "well capitalized," as defined above, is part of a regulatory enforcement regime that provides the federal banking agencies with broad power to take "prompt corrective action" to resolve the problems of undercapitalized depository institutions based on the capital level of each particular institution. The extent of the banking agencies' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which a banking organization is assigned, the banking agencies' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Community Bank Capital Simplification. Community banking organizations have long raised concerns with federal banking agencies about the regulatory burden, complexity and costs associated with certain provisions of the Basel III Rule. In response, the U.S. Congress provided an "off-ramp" for institutions, like the Company, with total consolidated assets of less than $10 billion as part of the Regulatory Relief Act. Section 201 of the Regulatory Relief Act specifically instructed the federal banking agencies to establish a single "Community Bank Leverage Ratio" ("CBLR") of between 8 and 10%. Under the final rule, a community banking organization is eligible to elect to comply with its capital requirements under the CBLR framework if it has: (i) less than $10 billion in total consolidated assets; (ii) limited amounts of certain assets and off-balance sheet exposures; and (iii) a CBLR greater than 9%. In late 2025, the federal banking agencies proposed changes to the CBLR framework intended to encourage broader adoption, including reducing the required leverage ratio from 9.0% to 8.0%; however, the proposal has not yet been finalized. The Bank and the Company have not elected to use the CBLR framework at this time, but may make such an election at any time.

Supervision and Regulation of the Company

General. The Company, as the sole shareholder of the Bank, is a bank holding company that has elected financial holding company status. As a bank holding company, the Company is registered with, and is subject to regulation, supervision and enforcement by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company is legally obligated to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and its subsidiaries as the Federal Reserve may require.

Acquisitions and Activities. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. Pursuant to the BHCA and the Dodd-Frank Act, the Federal Reserve may permit a well capitalized and well managed bank holding company to acquire banks located in any U.S. state, subject to federal deposit concentration limits, applicable

nondiscriminatory state deposit-cap laws, and state minimum-existence requirements for target banks (not exceeding five years).

The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of an outstanding class of the voting shares of any nonbanking entity, and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking... as to be a proper incident thereto." This authority permits the Company to engage in a variety of banking-related businesses, including, among other things, the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place formal territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies. In addition to approval from the Federal Reserve that may be required in certain circumstances, prior approval for the establishment or acquisitions of nonbank subsidiaries by a bank holding company may be required from other agencies, such as agencies that regulate such nonbank company.

Financial Holding Company Election. Bank holding companies that meet certain BHCA eligibility requirements and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that: (i) the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity; or (ii) the Federal Reserve determines by order to be complementary to any such financial activity, as long as the activity does not pose a substantial risk to the safety or soundness of FDIC-insured institutions or the financial system generally.

The Company has elected to operate as a financial holding company. In order to maintain its status as a financial holding company, the Company and the Bank must be well capitalized and well managed, and the Bank must have a least a satisfactory Community Reinvestment Act ("CRA") rating. If the Federal Reserve determines that a financial holding company or any bank subsidiary is not well capitalized or well managed, the Federal Reserve will provide a period of time in which to achieve compliance, but, during the period of noncompliance, the Federal Reserve may place any limitations on the financial holding company that it deems appropriate. Furthermore, if the Federal Reserve determines that a financial holding company's subsidiary bank has not received a satisfactory CRA rating, such company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Change in Control. Federal law prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal banking agency. "Control" is conclusively determined to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may be presumed to arise under certain circumstances between 10% and 24.99% ownership.

Capital Requirements. The Company is subject to the complex consolidated capital requirements of the Basel III Rule, see "–the Role of Capital" above.

Dividend Payments. The Company's ability to pay dividends to its shareholders may be affected by both general corporate law considerations and policies and capital requirements of the Federal Reserve applicable to bank holding companies. As a Minnesota corporation, the Company is subject to the Minnesota Business Corporation Act, as amended, which prohibits the Company from paying a dividend if, after giving effect to the dividend, the Company would not be able to pay its debts as the debts become due in the ordinary course of business, or the Company's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the Company were to

be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. Finally, the Basel III Rule imposes consolidated capital requirements on banking organizations. As a result, banking organizations must hold a capital conservation buffer of 2.5% of risk-weighted assets in CET1 above the minimum risk-based capital requirements to avoid regulatory limits on dividends and other capital distributions. See "–The Role of Capital" above.

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities and changes in the discount rate on bank borrowings. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits, which may impact the Company's business and operations.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

Corporate Governance/Incentive Compensation. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. It increased shareholder influence over boards of directors by requiring companies to give shareholders a nonbinding vote on executive compensation and so-called "golden parachute" payments, and authorizing the SEC to promulgate rules that would allow shareholders to nominate and solicit voters for their own candidates using a company's proxy materials.

The Dodd-Frank Act also directed the Federal Reserve, together with the other federal banking and financial services agencies, to promulgate rules prohibiting excessive incentive-based compensation paid to executives of bank holding companies, regardless of whether such companies are publicly traded. Although several agencies have made repeated efforts to implement rules under this provision of the Dodd-Frank Act—including a proposal issued most recently in May 2024, which was subsequently withdrawn—no final rule has been adopted at this time. Nevertheless, the federal banking agencies have issued interagency guidance on sound incentive compensation practices for banking organizations, reflecting the agencies' recognition that incentive compensation practices in the financial industry were among the factors contributing to the global financial crisis. The interagency guidance recognizes three core principles for effective incentive compensation plans: (i) appropriately balancing risk and reward; (ii) compatibility with effective controls and risk management; and (iii) support by strong corporate governance, including active and effective oversight by the organization's board of directors. Although much of the guidance is directed at large banking organizations that are expected to maintain systematic and formalized policies and procedures, smaller banking organizations like us are expected to implement less extensive and less formalized systems pursuant to the guidance.

Supervision and Regulation of the Bank

General. The Bank is a Minnesota-chartered, nonmember bank. The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund ("DIF") to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor, per ownership category. Ongoing policy discussions at the federal level have focused on potential changes to deposit insurance coverage, including possible adjustments to coverage limits, although no changes have been enacted.

As a Minnesota-chartered FDIC-insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the MDOC, the chartering authority for Minnesota banks, and the FDIC, designated by federal law as the primary federal regulator of insured state banks that, like the Bank, are not members of the Federal Reserve System (i.e., nonmember banks).

Deposit Insurance Assessments. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured institutions pay insurance premiums at rates based on their risk classification. For institutions like the Bank that are not considered large and highly complex banking organizations, assessments are based on examination ratings and financial ratios. The total base assessment rates, effective as of January 1, 2023, generally range from 2.5 basis points (for the lowest risk institutions) to 32 basis points or beyond (for higher risk institutions).

At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking. For this purpose, the reserve ratio is the DIF balance divided by estimated insured deposits. In response to the global financial crisis, the Dodd-Frank Act increased the minimum reserve ratio from 1.15% to 1.35% of the estimated amount of total insured deposits. In its May 2025 report, the FDIC stated that the reserve ratio likely will reach the statutory minimum by the September 30, 2028 deadline, and no adjustments to the base assessment rates are currently projected.

In addition, because the cost of the failures of Silicon Valley Bank and Signature Bank to the DIF attributable to the systemic risk exception was approximately $16.7 billion, the FDIC adopted a special assessment applicable to banking organizations with assets of $5 billion or more. The FDIC has been collecting the special assessment over eight quarters, at a quarterly rate of 3.36 basis points for the initial seven quarters of the collection period (ending on December 30, 2025), and at a quarterly rate of 2.97 basis points for the eighth and final collection period. The quarterly special assessment rate is applied to the special assessment base equal to an FDIC-insured institution's estimated uninsured deposits for the December 31, 2022 reporting period, adjusted to exclude the first $5 billion in estimated uninsured deposits. Although the Company is technically subject to the special assessment as a banking organization with more than $5 billion of assets as of December 31, 2025, the Bank does not have to pay the special assessment because it had less than $5 billion in estimated uninsured deposits as of December 31, 2022.

Supervisory Assessments. All Minnesota-chartered banks are required to pay supervisory assessments to the MDOC to fund the operations of that agency. The amount of the assessment is calculated on the basis of the Bank's total assets or business volume. During the year ended December 31, 2025, the Bank paid supervisory assessments to the MDOC totaling approximately $163,100.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "–The Role of Capital" above.

Liquidity Requirements. Liquidity is a measure of the ability and ease with which bank assets may be converted to meet financial obligations such as deposits or other funding sources. Banks are required to implement liquidity risk management frameworks that ensure they maintain sufficient liquidity, including a cushion of unencumbered, high quality liquid assets, to withstand a range of stress events. The level and speed of deposit outflows contributing to the failures of Silicon Valley Bank, Signature Bank and First Republic Bank in 2023 was

unprecedented and contributed to acute liquidity and funding strain, underscoring the importance of liquidity risk management and contingency funding planning by insured depository institutions like the Bank, as highlighted in a 2023 addendum to existing interagency guidance on funding and liquidity risk management.

The primary role of liquidity risk management is to: (i) prospectively assess the need for funds to meet financial obligations; and (ii) ensure the availability of cash or collateral to fulfill those needs at the appropriate time by coordinating the various sources of funds available to the institution under normal and stressed conditions. The Basel III Rule includes a liquidity framework that requires the largest insured institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio ("LCR") is designed to ensure that the banking organization has an adequate stock of unencumbered high quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio ("NSFR") is designed to promote more medium- and long-term funding of the assets and activities of FDIC-insured institutions over a one-year horizon. These tests provide an incentive for banks and bank holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

Although these tests do not apply to the Bank, the Company continues to review its liquidity risk management policies in light of regulatory requirements and industry developments.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Under Minnesota law, the Bank cannot declare or pay a cash dividend or dividend in kind unless it will have a surplus amounting to not less than 20% of its capital after payment of the dividend. Once this surplus amount reaches 50% of the Bank's capital, the Bank may pay dividends out of net profits if the dividends will not reduce the Bank's capital, undivided profits and reserves below requirements established by the MDOC. Further, the Bank may not declare or pay a dividend until cumulative dividends on preferred stock, if any, are paid in full.

The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2025. Notwithstanding the availability of funds for dividends, however, the FDIC and the MDOC may prohibit the payment of dividends by the Bank if either agency determines that such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, banking organizations that want to pay unrestricted dividends must maintain 2.5% in CET1 attributable to the capital conservation buffer. See "-The Role of Capital" above.

State Bank Investments, Activities and Acquisitions. The Bank is permitted to make investments and engage in activities directly or through subsidiaries as authorized under Minnesota law. However, under federal law and FDIC regulations, FDIC-insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC-insured state banks and their subsidiaries from engaging as principal in any activity that is not permitted for a national bank unless they meet, and continue to meet, minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the DIF. These restrictions have not had, and are not currently expected to have, a material impact on the operations of the Bank.

The Bank may be required to obtain approval from the MDOC, the FDIC and other applicable banking or financial services agencies before engaging in certain acquisitions or mergers under applicable state and federal law. With respect to interstate merger and acquisitions, federal law permits state banks to merge with out-of-state banks subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law requirements that the merging bank has been in existence for a minimum period of time (not to exceed five years), prior to the merger. In 2025, the federal banking agencies, including the FDIC and the OCC, rescinded certain prior administrative

actions regarding the review and approval of mergers and acquisitions, with the intent of streamlining and expediting the regulatory review of certain merger and acquisition applications.

Branching Authority. Minnesota banks, such as the Bank, have the authority under Minnesota law to establish branches anywhere in the State of Minnesota, subject to receipt of all required regulatory approvals. The Dodd-Frank Act permits well capitalized and well managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments.

Affiliate and Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions. Covered transactions subject to these restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhanced these requirements by expanding the definition of "covered transactions" and extending the period for which collateral requirements for such transactions must be maintained.

Certain limitations and reporting requirements also apply to extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders under state and/or federal law. In addition, federal law and regulations may govern the terms on which any person who is a director or officer of the Company or the Bank, or a principal shareholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management. FDIC-insured institutions are expected to operate in a safe and sound manner. The federal banking agencies have adopted operational and managerial standards to promote the safety and soundness of such institutions that address internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

These safety and soundness standards generally prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an FDIC-insured institution fails to operate in a safe and sound manner, its primary federal regulator may require the submission of a plan to achieve and maintain compliance. Failure to submit an acceptable compliance plan, or to implement a plan in any material respect may result in a formal agency order directing the institution to cure the deficiency. Until such deficiency is resolved, the agency may restrict the institution's rate of growth, require additional capital, limit deposit rates or take other corrective action as deemed appropriate. Operating in an unsafe or unsound manner also will constitute grounds for other enforcement action by the federal banking agencies, including cease and desist orders and civil money penalty assessments.

Federal banking agencies have emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of FDIC-insured institutions that they supervise. In 2025, however, the agencies signaled a shift toward focusing on the identification and management of material financial risks, rather than primarily on adherence to prescriptive operational and risk management processes. Although effective risk management, internal controls and board and management oversight remain important, supervisory attention may increasingly center on whether specific practices pose material harm to the institution's financial condition or create a risk of loss to the DIF. Despite this potential shift in focus, the agencies continue to evaluate a broad spectrum of risks—including credit, market, liquidity, operational and legal risks—emphasizing their potential impact on safety and soundness. Notably, the federal banking agencies have indicated that they intend to remove reputation risk from consideration, citing concerns about its use in restricting banking services to certain industries or groups. The key risk themes identified for 2025 are discussed under the heading "Risk Factors" below.

The Bank is expected to have active board of directors and senior management oversight; adequate policies, procedures and limits; adequate risk measurement, monitoring and management information systems; and comprehensive internal controls. The federal banking agencies also have issued guidance on specific risk management topics, including third party relationships, in response to the proliferation of relationships between banking organizations and fintech companies (although the guidance applies more broadly).

Privacy and Cybersecurity. The Bank is subject to numerous U.S. federal and state laws and regulations aimed at protecting the non-public, confidential information of its customers. These laws require the Bank to periodically disclose its privacy policies and practices regarding the sharing of information and permit consumers to opt out of the sharing of information with unaffiliated third parties. They also limit the Bank's ability to share certain information with affiliates and nonaffiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. In addition, as a part of its operational risk mitigation, the Bank is required to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information and to require the same of its service providers. These security and privacy policies and procedures are applied consistently across all business lines and geographic locations.

The Bank and the Company also are subject to federal and state laws and regulations requiring notifications and disclosures regarding certain cybersecurity incidents. In addition, the Bank must consider and address cybersecurity considerations as part of its risk management processes, including implementing and maintaining appropriate safeguards, monitoring and testing systems and overseeing the cybersecurity practices of its service providers. Regulatory guidance emphasizes that cybersecurity should be integrated into overall enterprise risk management and business continuity planning.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of Des Moines ("FHLB"), which serves as a central credit facility for its members. The FHLB is funded primarily from proceeds from the sale of obligations of the FHLB system. It makes loans to member banks in the form of FHLB advances. All advances from the FHLB are required to be fully collateralized as determined by the FHLB.

Community Reinvestment Act Requirements. The CRA imposes on the Bank a continuing and affirmative obligation, consistent with safe and sound operations, to help meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The FDIC regularly assesses the Bank's record of meeting these credit needs of its communities through periodic CRA examinations. The Bank's CRA ratings derived from these examinations can have significant impacts on the activities in which the Bank and the Company may engage. For example, a low CRA rating may impact the review of applications for acquisitions by the Bank or the Company's financial holding company status.

In October 2023, the federal banking agencies issued a final rule intended to strengthen and modernize the CRA regulations (the "CRA Rule"). The CRA Rule was subsequently challenged in court, which prevented it from taking effect. In 2025, the federal banking agencies issued a proposed rule to rescind the CRA Rule and reinstate the prior CRA regulatory framework adopted in 1995.

Additionally, the FDIC has determined to lengthen the period between CRA examinations for certain banks with less than $3 billion in assets; however, this change is not expected to impact the Bank, which has more than $3 billion in total assets.

Anti-Money Laundering/Sanctions. The Bank Secrecy Act ("BSA") is U.S. federal statutory framework, as amended and supplemented by subsequent laws and implemented through regulations, which is designed to combat money laundering, the financing of terrorism and other illicit financial activity. The BSA and related anti-money laundering and countering the financing of terrorism ("AML/CFT") laws and regulations are intended to prevent terrorists and criminals from accessing the U.S. financial system and have significant implications for FDIC-insured institutions and other businesses involved in the transmission of funds. Together, this regulatory framework provides a

foundation to promote financial transparency and deter and detect those who seek to misuse the U.S. financial system to launder criminal proceeds, finance terrorist acts or facilitate other illicit conduct.

The BSA and related regulations require financial institutions to establish and maintain policies and procedures addressing: (i) customer identification and due diligence; (ii) the prevention and detection of money laundering and terrorist financing; (iii) the identification and reporting of suspicious activities and certain currency transactions; (iv) compliance with laws relating to currency crimes; and (v) cooperation with law enforcement authorities. The Bank also must comply with stringent economic and trade sanctions regimes administered and enforced by the Office of Foreign Assets Control.

Although core AML/CFT statutory requirements and expectations remain unchanged, federal banking agencies and the Financial Crimes Enforcement Network have recently pursued or considered efforts to modernize and streamline BSA/AML compliance through a more risk-based approach, including targeted regulatory relief, revised examination expectations and efforts to reduce certain reporting and compliance burden, particularly for lower-risk and community banking organizations.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions allocate a disproportionate amount of assets to any one industry or economic segment. Concentration in CRE lending is one area of regulatory focus, which has been subject to additional scrutiny by federal banking agencies as well as the SEC (for publicly-traded banking organizations) in recent years. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant CRE loan concentrations that may warrant greater supervisory scrutiny. These indicators include: (i) total CRE loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital.

The CRE Guidance does not establish a binding limits on CRE lending activities, but rather is intended to inform supervisory assessment of whether an institution's risk profile, earnings capacity and capital levels are commensurate with its CRE exposure. In recent years, the federal banking agencies have issued statements to reinforce prudent risk-management practices related to CRE lending, in response to observed growth in CRE markets, increased competitive pressures, rising CRE concentrations and an easing of CRE underwriting standards. In other statements, the agencies have reminded FDIC-insured institutions to maintain underwriting discipline and to identify, measure, monitor and manage the risks arising from CRE lending, including by holding capital commensurate with those risks.

As of December 31, 2025, the Bank's total loans secured by multifamily and CRE nonowner occupied properties plus total construction and land development loans represented more than 473.1% of its total risk-based capital. Thus, the Bank is deemed to have a concentration in CRE lending. Accordingly, pursuant to the CRE Guidance, the Bank is required to have, and does have, heightened risk management practices in place to account for the heightened degree of risk associated with CRE lending.

Consumer Financial Services. The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. FDIC-insured institutions with $10 billion or less in assets, like the Bank, continue to be examined by their applicable primary federal banking regulators.

In response to mortgage-related abuses that contributed to the global financial crisis, the Dodd-Frank Act and CFPB rulemaking significantly expanded underwriting, disclosure, and anti-predatory lending requirements for

residential mortgage loans, including by imposing ability-to-repay standards and establishing a presumption of compliance for certain "qualified mortgages." The CFPB has continued to refine these requirements through additional rulemaking addressing qualified mortgages and ability-to-repay standards.

Over the last several years, the CFPB has taken an aggressive approach to the regulation (and supervision, where applicable) of providers of consumer financial products and services. More recently, changes in leadership and policy direction have led to: (i) shifts in regulatory priorities, including the rescission or reconsideration of certain CFPB guidance and rules; (ii) a reduction in CFPB enforcement activity; and (iii) constraints on the CFPB's budget and resources, although the CFPB continues to retain broad statutory authority to administer, supervise and enforce federal consumer financial protection laws. In addition, state banking and other financial services regulatory agencies retain authority to administer and enforce state consumer financial protection laws and could increase supervisory or enforcement activity in response to changes in federal regulatory priorities.

The CFPB's rules have not had a significant impact on the Bank's operations, except for higher compliance costs. The Bank also must comply with certain state consumer protection laws and requirements in the states in which it operates.

ITEM 1A. RISK FACTORS

Investing in the Company's common stock involves various risks, many of which are specific to the Company's business. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included in this report and other documents we file with the SEC. The discussion below addresses the material risks and uncertainties, of which the Company is currently aware, that could have a material adverse effect on the Company's business, results of operations, financial condition, and growth prospects. Other risks that the Company does not know about now, or that the Company does not currently believe are significant, could negatively impact the Company's business or the trading price of the Company's securities.

Summary

This is a summary of some of the material risks and uncertainties that management believes affects the Company. The list is not exhaustive, but provides a high-level summary of some of the material risks that are further described in this Item 1A. We encourage you to read Item 1A in its entirety.

Credit Risks

- credit risk and risks from concentrations (by type of borrower, geographic area, collateral and industry) within the Company's loan portfolio or large loans to certain borrowers (including CRE loans);

- the overall health of the local and national real estate market;

- business and economic conditions generally and in the financial services industry, nationally and within our market area, including the level and impact of interest rates on inflation and possible recession;

- the ability to successfully manage credit risk; and

- the ability to maintain an adequate level of allowance for credit losses on loans and leases.

Liquidity and Funding Risks

- the ability to successfully manage liquidity risk, which may increase the dependence on non-core funding sources such as brokered deposits, and negatively impact our cost of funds;

- the concentration of large deposits from certain clients, including those who have balances above current FDIC insurance limits; and

- the ability to raise additional capital to implement our business plan.

Operational, Strategic and Reputational Risks

- the ability to implement our growth strategy and manage costs effectively;

- the composition of the Company's strategic leadership team and the ability to attract and retain key personnel;

- talent and labor shortages and employee turnover;

- the occurrence of fraudulent activity, breaches or failures of our or our third party vendors' information security controls or cybersecurity-related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools or as a result of insider fraud;

- interruptions involving our information technology and telecommunications systems or third party servicers;

- competition in the financial services industry, including from nonbank competitors such as credit unions, fintech companies and digital asset service providers; and

- severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events, including ongoing conflicts in the Middle East, the Russian invasion of Ukraine, and recent military actions in Venezuela and Mexico.

Legal, Accounting and Compliance Risks

- the effectiveness of the Company's risk management framework;
- the imposition of tariffs or other governmental policies impacting the value of products produced by our commercial borrowers;
- potential impairment to the goodwill the Company recorded in connection with acquisitions;
- the commencement and outcome of litigation and other legal proceedings and regulatory actions against us;
- the impact of recent and future legislative and regulatory changes, including in response to prior bank failures;
- changes to U.S. or state tax laws, regulations and governmental policies concerning the Company's general business; and
- risks related to climate change and the negative impact it may have on our customers and their businesses.

Market and Interest Rate Risks

- interest rate risk, including the effects of changes in interest rates; and
- fluctuations in the values of the securities held in our securities portfolio or the values of derivative instruments held in our derivatives portfolio, including as the result of changes in interest rates.

Credit Risks

Our loan portfolio has a concentration of commercial real estate loans, which involve risks specific to real estate values and the health and market dynamics of the real estate market generally.

As of December 31, 2025, we had $3.01 billion of commercial real estate loans, consisting of $1.17 billion of loans secured by nonowner occupied nonfarm nonresidential properties, $1.59 billion of loans secured by multifamily residential properties, $45.2 million of 1-4 family construction loans and $216.2 million of construction and land development loans. Additionally, we had $227.1 million in loans whose purpose was to finance commercial real estate projects, but were secured by other types of collateral. Commercial real estate secured loans represented 69.9% of our total gross loan portfolio and 473.1% of the Bank's total risk-based capital at December 31, 2025. Accordingly, pursuant to guidance issued by the federal bank regulatory agencies, we are required to have heightened risk management practices in place to account for the heightened degree of risk associated with commercial real estate lending and may be required to maintain capital in excess of regulatory minimums. The market value of real estate securing our commercial real estate loans can fluctuate in a short period of time as a result of interest rates and market conditions. Adverse developments affecting real estate values in our market area could increase the credit risk associated with our loan portfolio. Additionally, the repayment of commercial real estate loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events, including changes in interest rates, decreases in office occupancy due to the shift to remote work environments and developments in artificial intelligence, or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the

loan, which could force us to take charge-offs or require us to increase our provision for credit losses, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity, as well as environmental factors, could impair the value of collateral securing our real estate loans and result in loan and other losses.

At December 31, 2025, approximately 85.8% of our total gross loan portfolio was comprised of loans with real estate as a primary component of collateral. As a result, adverse developments affecting real estate values in our market area could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of interest rates and market conditions in the area in which the real estate is located. Adverse changes affecting real estate values, such as shifts in market demand for office space, and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could adversely affect our profitability. Such declines and losses would have a material adverse effect on our business, financial condition, results of operations and growth prospects.

A decline in the business and economic conditions in our market could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Unlike larger banks that are more geographically diversified, we conduct our operations primarily in the Twin Cities MSA. Because of the geographic concentration of our operations in the Twin Cities MSA, if the local economy weakens, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, and lower home sales and commercial activity. Adverse business conditions arising from state or local regulations such as rent control, housing policies, or taxation, could also lead to a weaker local economy. These factors could negatively affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosures and reduce the value of the properties securing our loans. Any regional or local economic downturn in the Twin Cities MSA, could negatively impact our operations and profitability. Because our business is more geographically concentrated than that of certain competitors, these conditions may affect us more significantly and adversely.

Our business depends on our ability to manage credit risk.

As a bank, our business requires us to manage credit risk; however, default risk may arise from events or circumstances that are difficult to detect, such as fraud, or difficult to predict, such as catastrophic events affecting certain industries. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, proper loan underwriting, changes in economic and industry conditions and inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, or may present inaccurate or incomplete information to us, as well as risks relating to the value of collateral. To manage our credit risk, we must, among other actions, maintain disciplined and prudent underwriting standards and ensure that our bankers follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans or our inability to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and charge-offs and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our allowance for credit losses may prove to be insufficient to absorb potential credit losses in our loan portfolio.

We establish and maintain our allowance for credit losses at a level that management considers adequate to absorb expected credit losses based on an analysis of our loan portfolio and current market environment. The allowance for credit losses represents our estimate of expected credit losses in the portfolio at each balance sheet date and is based upon relevant information available to us at such time. The allowance contains provisions for expected credit losses that have been identified relating to specific borrowing relationships, as well as expected credit losses inherent in the loan portfolio that are not specifically identified. Additions to the allowance for credit losses, which are charged to earnings through the provision for (or recovery of) credit loss expense, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience, a reasonable and supportable forecast and an evaluation of current economic conditions. The actual amount of credit losses is affected by, among other things, changes in economic, operating and other conditions within our market, which may be beyond our control, and such losses may exceed current estimates.

As of December 31, 2025, our allowance for credit losses as a percentage of total gross loans was 1.31% and as a percentage of total nonperforming loans was 256.16%. Although management believes that the allowance for credit losses was adequate on such date to absorb expected losses on existing loans that may become uncollectible, losses in excess of the existing allowance will reduce our net income and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. We may also be required to take additional provisions for credit losses in the future to further supplement the allowance for credit losses, either due to management's assessment that the allowance is inadequate or as required by our banking regulators. Our banking regulators periodically review our allowance for credit losses and the value attributed to loan segments and may require us to adjust our determination of the value for these items. These adjustments may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Elevated levels of inflation could adversely impact our clients' businesses, adversely impacting our business, financial condition, results of operations and growth prospects.

The United States has experienced elevated levels of inflation in recent years, with the consumer price index increasing approximately 2.7% as of the end of 2025, before seasonal adjustment. Elevated inflation can have complex and potentially adverse effects on our clients' business, financial condition, results of operations, and growth prospects. Prolonged inflationary pressures may also contribute to increased volatility and uncertainty in the broader business environment, which could negatively impact loan demand and impair our clients' ability to repay indebtedness.

In addition, governmental responses to inflationary conditions, such as restrictive monetary or fiscal policies, the imposition or potential imposition of price controls, or uncertainty related to changes in key government personnel affecting monetary policy, could further adversely affect our clients' businesses and, in turn, our own financial performance.

Our high concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to cultivate relationships with certain individuals and businesses that have resulted in a concentration of large loans to a small number of borrowers. As of December 31, 2025, our 10 largest borrowing relationships accounted for approximately 15.3% of our total gross loan portfolio. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay its loan obligations as a result of business, economic or market conditions, or personal circumstances, such as divorce or death, our nonaccruing loans and our provision for credit losses could increase significantly, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Affordable housing loans involve unique risks that could adversely affect our business

In recent years, our portfolio of affordable housing loans has grown rapidly in response to intentional growth initiatives and increasing demand for affordable housing. These transactions are complex in nature, often involve financing across the United States outside our Twin Cities MSA, and are inherently reliant on government programs. Unlike traditional real estate lending, these projects are not always secured by real property, which increases risk because funds are advanced against the security of projects whose value is uncertain prior to completion. In declining real estate markets, construction costs may exceed realizable values.

Due to new client relationships, reliance on governmental regulations and programs, pace of growth and lack of seasoning of the portfolio, and uncertainties in estimating construction costs, it can be difficult to accurately assess the total funds required or the loan-to-value ratio for such loans. Repayment of affordable housing loans frequently depends on the successful completion and performance of the underlying project, including the borrower's ability to sell or lease the property, rather than solely on the borrower's or guarantor's financial capacity. If our appraisal of a completed project is overstated, or if market values, occupancy levels, or rental rates decline, the collateral securing the loan may be insufficient and we may incur losses adversely affecting our profitability.

Nonperforming assets take significant time and resources to resolve and adversely affect our net interest income.

Our nonperforming assets adversely affect our net interest income in various ways. We do not record interest income on nonaccrual loans or foreclosed assets, thereby adversely affecting our net income and returns on assets and equity. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and foreclosed assets also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management, which increases our loan administration costs and adversely affects our efficiency ratio (a non-Generally Accepted Accounting Principles ("GAAP") financial measure) and can be detrimental to the performance of their other responsibilities, and may also involve additional financial resources. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Liquidity and Funding Risks

Liquidity risks could affect our operations and jeopardize our business, financial condition, results of operations and growth prospects.

Liquidity is essential to our business. Liquidity risk is the risk that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding, or the potential that we cannot easily unwind or offset specific exposures without significantly adjusting market prices because of inadequate market depth or market disruptions. An inability to raise funds through deposits, borrowings, the sale of loans or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our client deposits, which can decrease for a variety of reasons, including when clients perceive alternative investments, such as bonds, treasuries or stocks, as providing a better risk/return tradeoff. If clients move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek other funding alternatives, including increasing our dependence on wholesale funding sources, in order to continue to grow, thereby potentially increasing our funding costs and reducing our net interest income and net income.

Additionally, uninsured deposits have historically been viewed by the FDIC as less stable than insured deposits. According to statements made by the FDIC staff and the leadership of the federal banking agencies, clients with larger uninsured deposit account balances often are small- to mid-sized businesses that rely upon deposit funds

for payment of operational expenses and, as a result, are more likely to closely monitor the financial condition and performance of their depository institutions. As a result, in the event of financial distress, uninsured depositors historically have been more likely to withdraw their deposits. If a significant portion of our deposits were to be withdrawn within a short period of time such that additional sources of funding would be required to meet withdrawal demands, the Company may be unable to obtain funding at favorable terms, which may have an adverse effect on our net interest margin.

Additionally, we access collateralized public funds, which are bank deposits of state and local municipalities. These deposits are required to be secured by certain investment grade securities or other sources permitted by law to ensure repayment. If we are unable to pledge sufficient qualifying collateral to secure public funding, we may lose access to this source of liquidity that we have historically utilized. In addition, the availability of and fluctuations in these funds depends on the individual municipality's fiscal policies and cash flow needs.

Other primary sources of funds consist of cash from operations, investment security maturities and sales and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by brokered deposits and the ability to borrow from the Federal Reserve and the FHLB. We may also borrow from third party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve.

Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originating loans and investing in securities, or to fulfill obligations such as paying our expenses, repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We depend on non-core funding sources, which causes our cost of funds to be higher when compared to other financial institutions.

We use certain non-core, wholesale funding sources, including brokered deposits, federal funds purchased, and FHLB advances. As of December 31, 2025, we had approximately $810.5 million of brokered deposits, which represented approximately 18.8% of our total deposits and $399.5 million of FHLB advances. Unlike traditional deposits from our local clients, there is potential that wholesale deposits will not remain with us after maturity. Although we are increasing our efforts to reduce our reliance on non-core funding sources, we may not be able to maintain our market share of core deposit funding in our highly competitive market area. Local deposits, such as retail certificates of deposit, are more difficult to replace than brokered deposits due to the smaller depositor base. If we are unable to maintain core deposit funding in our market area, we may be forced to increase the amounts of wholesale funding sources. The cost of these funds can be volatile and may exceed the cost of core deposits in our market area, which could have a material adverse effect on our net interest income. In addition, our maximum borrowing capacity from the FHLB is based on the amount of mortgage and commercial loans we can pledge. As of December 31, 2025, our advances from the FHLB were collateralized by $1.62 billion of real estate and commercial loans. We are also eligible to borrow from the Federal Reserve discount window with borrowing availability of approximately $1.03 billion as of December 31, 2025, consisting of $254.3 million of securities and $963.5 million of loans pledged as collateral. If we are unable to pledge sufficient collateral to secure funding from the FHLB or FRB, we may lose access to this source of liquidity that we have historically relied upon. If we are unable to access any of these types of funding sources or if our costs related to them increases, our liquidity and ability to support demand for loans could be materially adversely affected.

Our high concentration of large depositors may increase our liquidity risk, and the loss of any large depositor may negatively impact our net interest margin.

We have developed relationships with certain individuals and businesses that have resulted in a concentration of large deposits from a small number of clients. As of December 31, 2025, our 10 largest depositor relationships accounted for approximately 16.2% of our total deposits. This high concentration of depositors presents a risk to our liquidity if one or more of them decides to change its relationship with us and to withdraw all or a significant portion of their deposits, for example as a result of deposits above the FDIC insurance limit. If such an event occurs, we may need to seek out alternative sources of funding that may not be on the same terms as the deposits being replaced, which could negatively impact our net interest margin if the alternative source of funding is at a higher rate and have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our business, as well as our ability to maintain regulatory compliance, would be adversely affected.

We face significant capital and other regulatory requirements as a financial institution. We may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and our financial condition and performance. In particular, if we need to raise additional capital in the current interest rate environment, we believe the pricing and other terms investors may require in such an offering may not be attractive to us. Accordingly, we cannot assure that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, or are unable to raise capital to meet our business needs, our business, financial condition, results of operations and growth prospects would be materially and adversely affected.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships, as well as reputational connections. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries with which we interact on a daily basis or key funding providers such as the FHLB, which could have a material adverse effect on our access to liquidity. In addition, our credit risk may increase when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any such losses could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additionally, negative news about us or the banking industry in general could negatively impact market and/or client perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as clients spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2025,

approximately 30% of our deposits were uninsured and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Operational, Strategic and Reputational Risks

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

Our strategy focuses on organic growth, supplemented by opportunistic acquisitions, but we may not be able to continue to grow and increase our earnings in the future. Our growth requires that we increase our loans and deposits while managing risks by following prudent loan underwriting standards without increasing interest rate risk or compressing our net interest margin, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets.

Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are highly dependent on our strategic leadership team, and the loss of any of our senior executive officers or other key employees, or our inability to attract and retain qualified personnel, could harm our ability to implement our strategic plan and impair our relationships with clients.

Our success is dependent, to a large degree, upon the continued service and skills of our strategic leadership team. Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within our market area. The loss of any of the members of our strategic leadership team or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, knowledge of our market area, the difficulty of finding qualified replacement personnel and any difficulties associated with transitioning of responsibilities to any new members of the strategic leadership team. As such, we need to continue to attract and retain key personnel and to recruit qualified individuals who fit our culture to succeed existing key personnel to ensure the continued growth and successful operation of our business. Leadership changes may occur from time to time, and we cannot predict whether significant retirements or resignations will occur or whether we will be able to recruit additional qualified personnel.

Compliance with labor and employment laws, including the Family and Medical Leave Act, could increase our costs and negatively affect operations.

We are subject to numerous federal, state, and local labor and employment laws, including the Family and Medical Leave Act ("FMLA") and similar state statutes that provide eligible employees with job-protected leave for specified family and medical reasons. Compliance with these requirements can be complex and may increase our administrative and personnel costs, particularly as regulations evolve or as states adopt more expansive leave laws.

Extended employee absences under the FMLA or comparable state laws can place strain on staffing in key operational areas such as retail banking, loan servicing, and compliance functions. To maintain service levels, we may incur additional expenses for overtime, temporary staffing, or training. In addition, any failure to comply with FMLA requirements or to appropriately administer leave policies could result in employee claims, legal proceedings, penalties, or reputational harm.

As we continue to operate in a competitive labor market, our ability to effectively manage employee leave while maintaining adequate staffing levels is important to sustaining operational performance, employee morale, and customer service standards. Adverse outcomes in any of these areas could have a material impact on our results of operations or financial condition.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

As a bank, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us, third parties and their subservicers, or our clients, which may result in financial losses or increased costs to us, our third party partners or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks and malware, ransomware, or other cyber-attacks.

In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts and as a result of increasingly sophisticated methods of conducting cyber attacks, including those employing artificial intelligence or resulting from insider fraud. Moreover, several large corporations, including financial institutions, third party partners specializing in providing services to financial institutions, and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which could increase their risks of identity theft and other fraudulent activity that could involve their accounts with us.

Information pertaining to us and our clients is maintained, and transactions are executed, on networks and systems maintained by us and certain third party partners, such as our online banking, mobile banking or accounting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and security breaches and to maintain the confidence of our clients. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or the confidential information of our clients, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Our third party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in a number of negative events, including losses to us or our clients, loss of business or clients, damage to our reputation, the incurrence of additional expenses, disruption to our business, additional regulatory scrutiny or penalties or our exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Issues with the use of artificial intelligence in our marketplace may result in reputational harm or liability, or could otherwise adversely affect our business.

Artificial intelligence, including generative artificial intelligence, is or may be enabled by or integrated into our products or those developed by our third party partners. As with many developing technologies, artificial intelligence presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. Artificial intelligence algorithms may be flawed, for example datasets may contain biased information or otherwise be

insufficient, and inappropriate or controversial data practices could impair the acceptance of artificial intelligence solutions and result in burdensome new regulations. If the analyses that products incorporating artificial intelligence assist in producing for us or our third party partners are deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. The use of artificial intelligence may also present ethical issues. If we or our third party partners offer artificial intelligence enabled products that are controversial because of their purported or real impact on human rights, privacy, or other issues, we may experience competitive harm, potential legal liability and brand or reputational harm. In addition, we expect that governments will continue to assess and implement new laws and regulations concerning the use of artificial intelligence, which may affect or impair the usability or efficiency of our products and services and those developed by our third party partners.

We depend on critical systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

We outsource to third parties many of our major systems, such as data processing and mobile and online banking, and are highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems, third party servicers, accounting systems, mobile and online banking platforms and financial intermediaries. The failure of these systems, or the termination of a third party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. A system failure or service denial could result in a deterioration of our ability to process loans or gather deposits and provide customer service, compromise our ability to operate effectively, result in potential noncompliance with applicable laws or regulations, damage our reputation, result in a loss of customer business or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on business, financial condition, results of operations and growth prospects. In addition, failures of third parties to comply with applicable laws and regulations, or fraud or misconduct on the part of employees of any of these third parties, could disrupt our operations or adversely affect our reputation.

It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason and even if we are able to replace them, it may be at higher cost or result in the loss of clients. Any such events could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our operations rely heavily on the secure processing, storage and transmission of information and the monitoring of a large number of transactions on a minute-by-minute basis, and even a short interruption in service could have significant consequences. We also interact with and rely on retailers, for whom we process transactions, as well as financial counterparties and regulators. Each of these third parties may be targets of the same types of fraudulent activity, computer break-ins and other cybersecurity breaches described above, including those employing artificial intelligence, and the cybersecurity measures that they maintain to mitigate the risk of such activity may be different than our own and may be inadequate.

As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including ourselves. As a result of the foregoing, our ability to conduct business may be adversely affected by any significant disruptions to us or to third parties with whom we interact.

Our use of third party vendors and our other ongoing third party business relationships is subject to increasing regulatory requirements and attention.

Our use of third party vendors for certain information systems is subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Regulations require us to enhance our due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. In certain cases, we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability and the ability of our third party partners to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience as well as to create additional efficiencies in our operations as we continue to grow. The widespread adoption of new technologies, including mobile banking services, artificial intelligence, cryptocurrencies and payment systems, could require us in the future to make substantial expenditures to modify or adapt our existing products and services as we grow and develop new products to satisfy our customers' expectations, remain competitive and comply with regulatory guidance. We may experience operational challenges as we implement these new technology enhancements, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our clients.

In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. We expect that new technologies and business processes applicable to the banking industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on our business, reputation, financial condition, results of operations and growth prospects.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan and deposit portfolios on an ongoing basis, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those clients or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial

statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan or leases losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

If we pursue strategic acquisitions, it may expose us to financial, execution and operational risks.

We plan to grow our business organically but remain open to considering potential bank or other acquisition opportunities that fit within our overall strategy and that we believe make financial and strategic sense, such as the acquisition of FMCB in late 2024. In the event that we pursue additional strategic acquisitions, we may have difficulty completing them and may not realize the anticipated benefits of any transaction we complete. For example, we may not be successful in realizing anticipated cost savings or in preventing disruptions in service to existing client relationships of the acquired institution. Our potential acquisition activities could require us to deploy a substantial amount of cash, other liquid assets or incur additional debt. In addition, if goodwill recorded in connection with future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

In addition to the foregoing, we may face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. We may not be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition, results of operations, growth prospects and reputation.

We operate in a highly competitive and changing industry and market area and compete with both banks and non-banks.

We operate in the highly competitive financial services industry and face significant competition for clients from financial institutions located both within and beyond our market area. We compete with national commercial banks, regional banks, private banks, savings banks, credit unions, non-bank financial services companies, fintech companies, digital asset providers, and other financial institutions operating within or near the areas we serve, many of whom target the same clients we do in the Twin Cities MSA. As client preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for non-banks to offer products and services traditionally provided by banks, such as

automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our clients' needs by using technology. Client loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the client. Increased lending activity of competing banks has also led to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, particularly with larger financial institutions that have significantly greater resources than us, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability. Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking clients may seek alternative banking sources as they develop needs for credit larger than we may be able to accommodate or more expansive product mixes offered by larger institutions.

While we do not offer products relating to digital assets, including cryptocurrencies, stablecoins and other similar assets, there has been a significant increase in digital asset adoption within the United States and globally over the past several years. In 2025, President Trump signed the GENIUS Act into law. This act creates a Federal regulatory system for stablecoins, requiring, among other things, a 100% reserve backing with liquid assets, public disclosure of the compositions of the reserves, and alignment with State and Federal stablecoin networks. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers—many of which, at present are not subject to the same degree of scrutiny and oversight as banking organizations and other financial institutions—are becoming active competitors to more traditional financial institutions.

The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of client deposits and the related income generated from deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our business, financial condition and results of operations. Potential partnerships with digital asset companies, moreover, could also entail significant investment.

Severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events could significantly impact our business.

Severe weather, natural disasters, effects of climate change, widespread disease or pandemics, acts of war or terrorism, or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Legal, Accounting and Compliance Risks

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. As of December 31, 2025, our commercial real estate secured loans represented 473.1% of the Bank's total risk-based capital. As a result, we are deemed to have a concentration in commercial real estate lending under applicable regulatory guidelines. Accordingly, pursuant to guidance issued by the federal bank regulatory agencies, we are required to have heightened risk management practices in place to account for the heightened degree of risk associated with commercial real estate lending and may be required to maintain capital in excess of regulatory minimums. We cannot guarantee that the risk management practices we have implemented will be effective to prevent losses relating to our commercial real estate portfolio. In addition, increased capital requirements could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our risk management framework and programs may not be effective in mitigating risks or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, strategic, operational, reputational, credit, capital, market, liquidity, interest rate and compliance risk. Our risk management framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and it may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations and growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences, which may adversely affect our reputation.

Our accounting estimates, risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to the manner in which we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include policies related to the allowance for credit losses. See "Note 1 – Description of the Business and Summary of Significant Accounting Policies" of the Company's Consolidated Financial Statements included as part of this Annual Report on Form 10-K for further information. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for credit losses or sustain credit losses that are significantly higher than the reserve provided. This could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our risk management processes, internal controls, disclosure controls and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in accounting policies or standards could materially impact our financial statements.

From time to time, the FASB, PCAOB, or the SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. In addition, trends in financial and business reporting, including ESG related disclosures, could require us to incur additional reporting expense. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, or apply an existing standard differently, in each case resulting in our needing to revise or restate prior period financial statements.

The obligations associated with being a public company require significant resources and management attention, which may divert time and attention from our business operations.

As a public company, we are required to file periodic reports containing our consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, we also incur significant legal, accounting, insurance, and other expenses. Compliance with these reporting requirements and other rules and regulations, including periodic revisions to and additional rules and regulations, of the SEC could increase our legal and financial compliance costs and make some activities more time consuming and costly, which could negatively affect our efficiency ratio (a non-GAAP financial measure). Furthermore, the need to establish and maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, financial condition and results of operations.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry. In the normal course of business, from time to time, we have in the past and may in the future be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our current or prior business activities. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. We

may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our current or prior business activities. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on our business, reputation, financial condition, results of operations and growth prospects.

We are subject to extensive regulation, and the regulatory framework that applies to us, together with any future legislative or regulatory changes, may significantly affect our operations.

The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, clients, federal deposit insurance funds and the banking system as a whole, not for the protection of our business or our shareholders. The Company is subject to regulation and supervision by the Federal Reserve, and the Bank is subject to regulation and supervision by the FDIC and the MDOC. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept, maintenance of adequate capital and liquidity, changes in the control of us and our bank, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. Our regulators also have the ability to compel us to take certain actions, or restrict us from taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In addition, political developments, including changes in laws and regulations, as well as changes in staffing at the regulatory agencies, add uncertainty to the implementation, scope and timing of regulatory reforms.

Changes in tax laws and regulations, or changes in the interpretation of existing tax laws and regulations, may have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We operate in an environment that imposes income taxes on our operations at both the federal and state levels to varying degrees. We engage in certain strategies to minimize the impact of these taxes. Consequently, any change in tax laws or regulations, or new interpretation of an existing law or regulation, could significantly alter the effectiveness of these strategies.

The net deferred tax asset reported on our balance sheet generally represents the tax benefit of future deductions from taxable income for items that have already been recognized for financial reporting purposes. The bulk of the deferred tax asset consists of deferred loan loss deductions. The net deferred tax asset is measured by applying currently-enacted income tax rates to the accounting period during which the tax benefit is expected to be realized. As of December 31, 2025, our net deferred tax asset was $18.3 million.

Bridgewater Investment Management, Inc., a Minnesota corporation and a subsidiary of the Bank, holds certain municipal securities and engages in municipal lending activities. Based on current tax regulations and guidance, we believe that municipal securities and loans held by a non-bank subsidiary of a financial institution are eligible to receive favorable federal income tax treatment. There is a risk that the IRS may investigate these types of arrangements and issue new guidance eliminating the tax benefit to such a structure.

We are subject to more stringent capital requirements.

Banking institutions are required to hold more capital as a percentage of assets than most industries. In the wake of the global financial crisis, our capital requirements increased, both in the amount of capital we must hold and in the quality of the capital to absorb losses. Holding high amounts of capital compresses our earnings and constrains growth. In addition, the failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our cost of funds and FDIC insurance costs and our ability to make acquisitions and ultimately result in a material adverse effect on our business, financial condition, results of operations and growth prospects.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the MDOC periodically examine us, including our operations and our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA requires the Bank, consistent with safe and sound operations, to ascertain and meet the credit needs of its entire community, including low and moderate income areas. Our failure to comply with the CRA could, among other things, result in the denial or delay of certain corporate applications filed by us, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. In addition, the CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, bank regulatory agencies and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations could result in fines or sanctions against us.

The Bank Secrecy Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The bank regulatory agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and IRS. We are also subject to increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively affected by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things (i) imposes certain limitations on our ability to share nonpublic personal information about our clients with nonaffiliated third parties, (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws, including with respect to the use of artificial intelligence by financial institutions and their service providers, that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission and the CFPB, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The financial reporting resources we have put in place may not be sufficient to ensure the accuracy of the additional information we are required to disclose as a publicly listed company.

As a result of being a publicly listed company, we are subject to the heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure. Complying with these standards required enhancements to the design and operation of our internal control over financial reporting as well as additional financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations.

If we are unable to meet the demands that are placed upon us as a public company, including the requirements of Sarbanes-Oxley, we may be unable to report our financial results accurately, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Sarbanes-Oxley, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to report our financial results accurately and timely could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from the Nasdaq Stock Market, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

Market and Interest Rate Risks

Our business is subject to interest rate risk, and fluctuations in interest rates may adversely affect our earnings.

Fluctuations in interest rates may negatively affect our business and may weaken demand for some of our products. Our earnings and cash flows are largely dependent on our net interest income, which is the difference between the interest income that we earn on interest earning assets, such as loans and investment securities, and the interest expense that we pay on interest bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates also affect our ability to fund our operations with client deposits and the fair value of securities in our investment portfolio and derivatives portfolio. Therefore, any change in general market interest rates, including changes in federal fiscal and monetary policies, can have a significant effect on our net interest income and results of operations.

Our interest earning assets and interest bearing liabilities may react in different degrees to changes in market interest rates. Interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types of assets and liabilities may lag behind. The result of these changes to rates may cause differing spreads on interest earning assets and interest bearing liabilities. We cannot control or accurately predict changes in market rates of interest.

It is currently expected that during 2026, the Federal Open Market Committee of the Federal Reserve ("FOMC") may execute additional interest rate cuts in an effort to move closer to its view of neutral levels of its benchmark rate. However, this outlook remains uncertain, as policy views within the FOMC continue to vary and future actions will depend on prevailing economic conditions and expected personnel changes to the composition of the committee. In the fourth quarter of 2025, the FOMC decreased the target range for the federal funds rate to a range of 3.50% to 3.75%, following a series of significant increases beginning in 2022. Levels of inflation or weakness in the jobs market will ultimately impact the path of the federal funds rate. Although the FOMC may decide to further decrease the targeted federal funds rate, overall interest rates may behave differently, which may impact the national economy. In addition, our net interest income could be affected if the rates we pay on deposits and borrowings remain elevated. Elevated interest rates also may reduce the demand for loans and the value of fixed-rate investment securities. These effects from interest rate changes or from other sustained economic stress or a recession, among other matters, could have a material adverse effect on our business, financial condition, liquidity, results of operations, and growth prospects.

We seek to mitigate our interest rate risk by entering into interest rate swaps and other interest rate derivative contracts from time to time with counterparties. Our hedging strategies rely on assumptions and projections regarding interest rates, asset levels, and general market factors and subject us to counterparty risk. There is no assurance that our interest rate mitigation strategies will be successful, and if our assumptions and projections prove to be incorrect or our hedging strategies do not adequately mitigate the impact of changes in interest rates, we may incur losses that could adversely affect our earnings.

As of December 31, 2025, we had $923.1 million of noninterest bearing deposit accounts and $3.40 billion of interest bearing deposit accounts. We do not know what future market rates will be, and based on recent guidance from the Federal Reserve, we currently expect some level of continued moderation in the federal funds rate in 2026. If we need to offer higher interest rates on these accounts to maintain current clients or attract new clients, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest in a sufficient amount to keep these demand deposits, our core deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of December 31, 2025, the fair value of our securities portfolio was approximately $776.4 million, or 14.4% of our total assets. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, the intent to sell the security, rating agency downgrades of the securities or our own analysis of the value of a security, defaults by the issuer or individual mortgagors with respect to the underlying securities and instability in the credit markets. Any of the foregoing factors could cause impairment in future periods and result in realized losses. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

All of our investment securities classified as available-for-sale have fixed interest rates. As is the case with many financial institutions, our emphasis on increasing the development of core non-maturity deposits has resulted in our interest-bearing liabilities having a shorter duration than our interest-earning assets. This imbalance can create significant earnings volatility because interest rates change over time. As interest rates have declined from elevated levels toward more neutral conditions in recent years, our cost of funds has also decreased, resulting in improved alignment with the yields on a significant portion of our interest-earning assets. In addition, the market value of our fixed-rate assets, for example, our investment securities, has improved since 2024 when the FOMC began decreasing interest rates. The effects of these rate decreases has not been fully realized but we are beginning to see improvements in our investment securities portfolio. In line with the foregoing, we have experienced and may continue to experience a lower level of the cost of interest-bearing liabilities, primarily due to lower rates we pay on some of our deposit products.

At December 31, 2025, we had $7.3 million of unrealized losses, net of tax, in our securities portfolio. If we are forced to liquidate any of those investments prior to maturity, including because of a lack of liquidity, we would recognize as a charge to earnings the losses attributable to those securities.

Monetary policies of the Federal Reserve could adversely affect our financial condition and results of operations.

In the current environment, economic and business conditions are significantly affected by U.S. monetary policy, particularly the actions of the Federal Reserve in its effort to fight elevated levels of inflation. The Federal Reserve is mandated to pursue the goals of maximum employment and price stability, and throughout 2022 and 2023 made a series of significant increases to the target Federal Funds rate as part of an effort to combat elevated levels of inflation affecting the U.S. economy. Following a period of no action on interest rates, the FOMC began easing monetary policy by cutting the federal funds rate in September of 2024 and continued to cut rates through the end of 2025. Monetary policy in recent years has resulted in a significant structural change in prevailing interest rates and, while this has had a negative effect during years of higher interest rates, we are beginning to see improvements in our net interest income and the value of our available for sale investment securities portfolio, which had $7.3 million in unrealized losses, net of tax, as of December 31, 2025. The $20.5 million improvement in market value from December 31, 2024 has positively affected our tangible book value. A neutral level of interest rates can also more positively affect our clients' businesses and financial condition, and the value of collateral securing loans in our portfolio.

Given the complex factors affecting the strength of the U.S. economy, including uncertainties regarding the persistence of inflation, geopolitical developments such as international conflicts and tariffs, changing labor market conditions as well as fiscal policy and the Trump Administration priorities, there is a meaningful risk that the Federal Reserve and other central banks may keep interest rates at or near their current neutral levels, thereby limiting economic growth and potentially causing an economic recession or other political instability. As noted above, this could decrease loan demand, harm the credit characteristics of our existing loan portfolio and decrease the value of collateral securing loans in the portfolio.

Our stock is relatively thinly traded.

Although our common stock is traded on the Nasdaq Stock Market, the average daily trading volume of our common stock is relatively low compared to many public companies. The desired market characteristics of depth, liquidity, and orderliness require the substantial presence of willing buyers and sellers in the marketplace at any given time. In our case, this presence depends on the individual decisions of a relatively small number of investors and general economic and market conditions over which we have no control. Due to the relatively low trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the stock price to fall more than would be justified by the inherent worth of the Company. Conversely, attempts to purchase a significant amount of our stock could cause the market price to rise above the reasonable inherent worth of the Company.

The price of our common stock could be volatile and other factors could cause our stock price to decline.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. The market price of our common stock may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

- actual or anticipated variations in our quarterly results of operations;
- recommendations or research reports about us or the financial services industry in general published by securities analysts;
- the failure of securities analysts to cover, or continue to cover us;
- operating and stock price performance of other companies in the industry or that investors or analysts deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- perceptions in the marketplace regarding us, our competitors or other financial institutions;
- future sales of our common stock;
- departure of members of our strategic leadership team or other key personnel;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- changes or proposed changes in laws or regulations, or differing interpretations of existing laws and regulations, affecting our business, or enforcement of these laws and regulations;
- litigation and governmental investigations;
- the imposition of tariffs or other governmental policies impacting the value of products produced by our commercial borrowers; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations or growth prospects. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this report, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

We do not intend to pay cash dividends on our common stock in the foreseeable future. Consequently, the ability of shareholders to achieve a return on their investment will depend on appreciation in the price of our common stock.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. We expect that we will retain all earnings, if any, for operating capital, and we do not expect our board of directors to declare any dividends on our common stock in the foreseeable future.

Even if we have earnings in an amount sufficient to pay cash dividends, our board of directors may decide to retain earnings for the purpose of funding growth. We cannot assure you that cash dividends on our common stock will ever be paid. You should not purchase shares of common stock offered hereby if you need or desire dividend income from this investment.

In addition, we are a financial holding company, and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends, as outlined in more detail in the "SUPERVISION AND REGULATION–Supervision and Regulation of the Company–Dividend Payments" above. It is the policy of the Federal Reserve that bank and financial holding companies should generally pay dividends on capital stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition.

Further, if we are unable to satisfy the capital requirements applicable to us for any reason, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock in the event we decide to declare dividends. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

Future issuances of common stock could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock, up to the 75,000,000 shares of common stock authorized in our third amended and restated articles of incorporation, which could be increased by a vote of the holders of a majority of our shares of common stock. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, or in connection with future acquisitions or financings. If we choose to raise capital by issuing and selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

The holders of our debt obligations and preferred stock will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us and claims of all of our outstanding shares of preferred stock. As of December 31, 2025, we had $110.0 million of subordinated debentures outstanding and $69.0 million of preferred stock outstanding. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to our debt holders have been satisfied and holders of senior equity securities, including the preferred shares, have received any payment or distribution due to them.

We cannot guarantee that our stock repurchase program will be fully implemented or that it will enhance long-term shareholder value.

On August 17, 2022, the Company's board of directors approved a stock repurchase program (the "2022 Stock Repurchase Program") which authorizes the Company to repurchase up to $25.0 million of its common stock, subject to certain limitations and conditions. On July 22, 2025, the Company's board of directors extended the expiration date of the 2022 Stock Repurchase Program from August 20, 2025 to August 26, 2026. The 2022 Stock Repurchase Program does not obligate the Company to repurchase any shares of its common stock, and other than repurchases that have been completed to date, there is no assurance that the Company will do so. Under the 2022 Stock Repurchase Program, the Company may repurchase shares of common stock from time to time in open market or privately negotiated transactions. The extent to which the Company repurchases its shares, and the timing of such repurchases, will depend upon a variety of factors, including general market and economic conditions, regulatory requirements,

availability of funds, and other relevant considerations, as determined by the Company. The Company may, in its discretion, begin, suspend or terminate repurchases at any time prior to the Program's expiration, without any prior notice. Even if fully implemented, we cannot guarantee that the program will enhance long-term shareholder value.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity risk management is an important and continuously evolving focus for the Company. Resources are devoted to protecting and enhancing the security of computer systems, software, networks, storage devices, and other technology assets. The Company's security efforts are designed and tested to protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt, or degrade service, sabotage systems or cause other damage. The Company has implemented precautionary measures and controls reasonably designed to address this increased risk, such as enhanced threat monitoring. The Company continues to make investments and partner with qualified third parties to enhance its cyber defense capabilities to monitor the evolving spectrum of cybersecurity risks in the operating environment, enhance defenses and improve resiliency against cybersecurity threats. The Company actively participates in discussions and simulations of cybersecurity risks and has engaged in efforts to educate all employees on the topic of cybersecurity risks.

The Company acknowledges that third parties and clients may also be sources of cybersecurity risk for the Company. As a result, the Company engages in regular and ongoing reviews and discussions with vendors and clients regarding cybersecurity risks and opportunities to improve the Company's cybersecurity posture. The Company maintains a vendor risk management program to identify and help manage any third party cybersecurity risks.

Additionally, the Company maintains an Information Security Program designed to prevent, detect, and respond to cyberattacks, and maintains a cybersecurity incident response plan designed to enable the Company to respond to cybersecurity incidents, coordinate such responses with law enforcement and other government agencies, and notify clients and customers, as applicable. The Company's risk and technology teams, led by the Company's Chief Risk Officer ("CRO") and Chief Technology Officer ("CTO"), respectively, are responsible for leading the incident response team, identifying technology and cybersecurity risks, utilizing management's expertise in assessing the materiality of cybersecurity events, and are responsible for the controls to manage threats. The Company's risk team in conjunction with the broader incident response team conduct periodic tabletop exercises and business continuity simulations to train and align on best practices and assessment of potential cyber events. Management utilizes the incident response plan and incident response team to assesses materiality of any cyber event through a qualitative and quantitative assessment. The information security program and overall cybersecurity risk management processes are aligned and integrated into the Company's overall risk profile and appetite through the Company's Enterprise Risk Management Committee.

The Company's governance structure is designed to identify, escalate, and mitigate information security risks. Management utilizes its Enterprise Risk Management Committee and IT Steering Committee, comprised of senior leaders including the Company's CRO, CTO, President, Chief Financial Officer, and other leaders with cybersecurity expertise, to disseminate information and monitor information security efforts throughout the Company. Each committee's charter, in addition to the Information Security Policy, establishes roles and responsibilities related the Company's cybersecurity governance and program. The risk team provides oversight of the Company's activities designed to identify, assess, measure, and mitigate cybersecurity risk. The Company's Information Security Program includes training that reinforces the Company's Information Security Program policies, standards, and practices, as well as the expectation employees comply with these policies. The technology team engages employees through training on how to identify potential cybersecurity risks and protect the Company's resources and information. This training is

mandatory for all employees, and is supplemented by various testing initiatives, including social engineering testing. Finally, the Company provides specialized security training for certain employee roles such as system administrators and all information security training is monitored and reported on by the risk team as well as the Company's learning and development function.

The Company's management team is responsible for the day-to-day management of cybersecurity risks faced by the Company. In addition, our board of directors, as a whole and through its Audit Committee, is responsible for the oversight of cybersecurity risks. In that role, the board of directors and Audit Committee are responsible for ensuring that the risk management processes designed and implemented by management are adequate and functioning as designed. To carry out those duties, the board of directors and Audit Committee receive periodic updates on the Company's Information Security Program, cybersecurity policies and practices, ongoing efforts to improve security, as well as the Company's efforts to prevent, detect, mitigate, and remediate significant cybersecurity incidents.

Risks from cybersecurity threats, including any previous cybersecurity events, did not materially affect the Company or its business strategy, results of operations or financial condition during the period covered by the report. Notwithstanding the comprehensive approach that the Company takes to address cybersecurity risk, the Company may not be successful in preventing or mitigating a future cybersecurity incident that could have a material adverse effect on the Company or its business strategy, results of operation or financial condition.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 4450 Excelsior Boulevard, Suite 100, St. Louis Park, Minnesota 55416. Including our corporate headquarters, we operate nine full-service branch offices located in the Twin Cities MSA. We currently own five of our branch offices located in Lake Elmo, Minneapolis (Hennepin Avenue), Minnetonka, Orono, and St. Louis Park, and lease the remaining four locations. Additional information regarding our locations is set forth below:

Address	Owned/Leased
Headquarters and St. Louis Park Branch:	
4450 Excelsior Boulevard, Suite 100, St. Louis Park, Minnesota 55416.	Owned
Other Branch Locations:	
21500 Highway 7, Greenwood, Minnesota 55331.	Leased
60 South Sixth Street, Suite 285, Minneapolis, Minnesota 55402.	Leased
2445 Shadywood Road, Orono, Minnesota 55331	Owned
3100 Hennepin Avenue, Minneapolis, Minnesota 55408 [(1)]	Owned
370 Wabasha Street N., St. Paul, Minnesota 55102.	Leased
7831 East Bush Lake Road, Suite 300, Bloomington, Minnesota 55439	Leased
14550 Excelsior Boulevard., Minnetonka, Minnesota 55345	Owned
11999 Upper 40th Street N., Lake Elmo, Minnesota 55042 [(2)]	Owned

(1)   Does not include the leased drive-up property located adjacent to the branch.
(2)   Branch was under construction as of December 31, 2025. Construction was completed and branch was opened in February 2026.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor any of its subsidiaries is a party, and no property of these entities is subject, to any material pending legal proceedings, other than ordinary routine litigation incidental to the Bank's business. The Company does not know of any proceeding contemplated by a governmental authority against the Company or any of its subsidiaries.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the Nasdaq Stock Market ("Nasdaq") under the symbol "BWB." Our depository shares, each representing a 1/100th ownership interest in a share of our 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share ("Series A Preferred Stock"), trade on Nasdaq under the symbol "BWBBP".

Holders of Record

As of February 19, 2026, the Company had 45 holders of record of the Company's common stock and an estimated 10,459 additional beneficial holders of the Company's common stock whose stock was held in street name by brokerages or fiduciaries.

Issuer Purchases of Equity Securities

The following table presents stock purchases made during the fourth quarter of 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - 31, 2025	—	$ —	—	$ 13,089,198
November 1 - 30, 2025	—	—	—	13,098,198
December 1 - 31, 2025	32,702	17.89	—	13,098,198
Total	32,702	$ 17.89	—	$ 13,098,198

[1] The total number of shares repurchased during the periods indicated includes shares withheld for income tax purposes in connection with vesting of restricted stock and stock options. The shares were purchased or otherwise valued at the closing price of the Company's common stock on the date of withholding.

[2] On August 17, 2022, the Company's board of directors approved the 2022 Stock Repurchase Program which authorizes the Company to repurchase up to $25.0 million of its common stock, subject to certain limitations and conditions. On July 22, 2025, the Company's board of directors extended the expiration date of the 2022 Stock Repurchase Program from August 20, 2025 to August 26, 2026. The 2022 Stock Repurchase Program does not obligate the Company to repurchase any shares of its common stock, and other than repurchases that have been completed to date, there is no assurance that the Company will do so.

Performance Graph

The following graph compares the percentage change in the cumulative shareholder return of the Company's common stock between December 31, 2020 and December 31, 2025, with the cumulative return of the Nasdaq Composite Index and the total return of the Nasdaq Bank Index. This comparison assumes $100.00 was invested on December 31, 2020 and assumes the reinvestment of all cash dividends, if any, prior to any tax effect and retention of all stock dividends. There is no assurance that the Company's common stock performance will continue in the future with the same or similar results as shown in the graph.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Bridgewater Bancshares Inc., the NASDAQ Composite Index
and the NASDAQ Bank Index



—□— Bridgewater Bancshares Inc.   ---△--- NASDAQ Composite   —⊖- – NASDAQ Bank

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Dividend Policy

The Company has not historically declared or paid dividends on its common stock and does not intend to declare or pay dividends on its common stock in the foreseeable future. Instead, the Company anticipates that future earnings will be retained to support its operations and to finance the growth and development of its business. Any future determination relating to the Company's common stock dividend policy will be made by the board of directors and will depend on a number of factors, including historic and projected financial condition, liquidity and results of operations, capital levels and needs, tax considerations, any acquisitions or potential acquisitions that may be pursued, statutory and regulatory prohibitions and other limitations, the terms of any credit agreements or other borrowing

arrangements that restrict the ability to pay cash dividends, general economic conditions and other factors deemed relevant by the board of directors. The Company is not obligated to pay dividends on its common stock and is subject to restrictions on paying dividends on its common stock.

Although the Company intends to pay dividends on the Series A Preferred Stock, dividends on the Series A Preferred Stock are not cumulative or mandatory. If the board of directors does not declare a dividend on the Series A Preferred Stock or if the board of directors authorizes and declares less than a full dividend in respect of any dividend period, the holders of the Series A Preferred Stock will have no right to receive any dividend or a full dividend and the Company will have no obligation to pay a dividend or to pay full dividends for that dividend period at any time, whether or not dividends on the Series A Preferred Stock or common stock are declared for any future dividend period.

Dividend Restrictions

As a Minnesota corporation, the Company is subject to certain restrictions on dividends under the Minnesota Business Corporation Act, as amended. Generally, a Minnesota corporation is prohibited from paying a dividend if, after giving effect to the dividend the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities, plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

In addition, the Company is subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Supervision and Regulation—Supervision and Regulation of the Company—Dividend Payments." Because the Company is a financial holding company and does not engage directly in business activities of a material nature, the ability to pay dividends to shareholders depends, in large part, upon receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See "Supervision and Regulation—Supervision and Regulation of the Bank—Dividend Payments."

Under the terms of a loan agreement with a third party correspondent lender which the Company entered into in March of 2021 and amended in each of July 2021, September 2022 and September 2024, the Company cannot declare or pay any cash dividend or make any other distribution in respect to capital stock, except in accordance with past practices and dividends paid on its preferred stock and so long as no default has occurred and is continuing. In addition, under the terms of the subordinated notes issued in July of 2021 and June 2025 and the related subordinated note purchase agreements, the Company is not permitted to declare or pay any dividends on capital stock if an event of default occurs under the terms of the subordinated notes, excluding any dividends or distributions in shares of, or options, warrants or rights to subscribe for or purchase shares of, any class of our common stock and any declaration of a non-cash dividend in connection with the implementation of a shareholders' rights plan.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis of the Company's results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Forward-Looking Statements," "Risk Factors" and elsewhere in this report, may cause actual results to differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update any of these forward-looking statements. Readers of the Company's Annual Report on Form 10-K should

consider these risks and uncertainties in evaluating forward-looking statements and should not place undue reliance on forward-looking statements.

The following consolidated selected financial data is derived from the Company's audited consolidated financial statements as of and for the three years ended December 31, 2025. This information should be read in connection with our audited consolidated financial statements and related notes appearing elsewhere in this report.

(dollars in thousands, except per share data)	As of and for the year ended December 31,		
	2025	2024	2023
Income Statement			
Net Interest Income	$ 132,438	$ 102,193	$ 105,174
Provision for (Recovery of) Credit Losses	6,050	3,525	(175)
Noninterest Income	10,915	7,368	6,493
Noninterest Expense	77,271	63,300	59,320
Net Income	46,088	32,825	39,960
Net Income Available to Common Shareholders	42,034	28,771	35,906
Per Common Share Data			
Basic Earnings Per Share	$ 1.53	$ 1.05	$ 1.29
Diluted Earnings Per Share	1.49	1.03	1.27
Adjusted Diluted Earnings Per Share [1]	1.52	1.04	1.25
Book Value Per Share	16.23	14.21	12.94
Tangible Book Value Per Share [1]	15.55	13.49	12.84
Basic Weighted Average Shares Outstanding	27,544,024	27,479,764	27,857,420
Diluted Weighted Average Shares Outstanding	28,169,857	27,943,342	28,315,587
Shares Outstanding at Period End	27,759,970	27,552,449	27,748,965
Selected Performance Ratios			
Return on Average Assets (ROA)	0.87 %	0.70 %	0.89 %
Pre-Provision Net Revenue Return on Average Assets (PPNR ROA) [1]	1.24	0.98	1.15
Return on Average Shareholders' Equity (ROE)	9.53	7.45	9.73
Return on Average Tangible Common Equity [1]	10.56	7.75	10.53
Net Interest Margin [2]	2.63	2.26	2.42
Core Net Interest Margin [1][2]	2.50	2.19	2.34
Yield on Interest Earning Assets	5.55	5.40	5.08
Yield on Total Loans, Gross	5.73	5.50	5.21
Cost of Interest Bearing Liabilities	3.81	4.14	3.61
Cost of Total Deposits	3.12	3.44	2.73
Cost of Funds	3.17	3.44	2.92
Efficiency Ratio [1]	53.5	57.9	53.0
Noninterest Expense to Average Assets	1.47	1.35	1.32
Adjusted Financial Ratios [1]			
Adjusted Return on Average Assets	0.89 %	0.71 %	0.88 %
Adjusted Pre-Provision Net Revenue Return on Average Assets	1.27	0.99	1.15
Adjusted Return on Average Shareholders' Equity	9.69	7.50	9.59
Adjusted Return on Average Tangible Common Equity	10.77	7.82	10.36
Adjusted Efficiency Ratio	52.2	57.3	53.4
Adjusted Noninterest Expense to Average Assets	1.43	1.34	1.32
Balance Sheet			
Total Assets	$ 5,407,002	$ 5,066,242	$ 4,611,990
Total Loans, Gross	4,309,517	3,868,514	3,724,282
Deposits	4,320,369	4,086,767	3,709,948
Total Shareholders' Equity	517,095	457,935	425,515
Average Shareholders' Equity to Average Assets	9.18 %	9.41 %	9.14 %
Loan to Deposit Ratio	99.7	94.7	100.4
Core Deposits to Total Deposits [4]	77.6	76.0	68.7
Uninsured Deposits to Total Deposits	29.8	27.7	24.3

(dollars in thousands, except per share data)	As of and for the year ended December 31,		
	2025	2024	2023
Capital Ratios (Consolidated)			
Tier 1 Leverage Ratio	9.20 %	9.44 %	9.57 %
Common Equity Tier 1 Risk-based Capital Ratio	9.17	9.08	9.16
Tier 1 Risk-based Capital Ratio	10.57	10.64	10.79
Total Risk-based Capital Ratio	14.12	13.76	13.97
Tangible Common Equity to Tangible Assets [1]	8.01	7.36	7.73
Growth Ratios			
Percentage Change in Total Assets	6.7 %	9.8 %	6.1 %
Percentage Change in Total Loans, Gross	11.4	3.9	4.3
Percentage Change in Total Deposits	5.7	10.2	8.6
Percentage Change in Shareholders' Equity	12.9	7.6	8.0
Percentage Change in Net Income	40.4	(17.9)	(25.2)
Percentage Change in Diluted Earnings Per Share	44.9	(18.8)	(26.3)
Percentage Change in Tangible Book Value Per Share [1]	15.3	5.1	9.8
Selected Asset Quality Data			
Loans 30-89 Days Past Due	$ 968	$ 1,291	$ 15,110
Loans 30-89 Days Past Due to Total Loans	0.02 %	0.03 %	0.41 %
Nonperforming Loans	$ 22,034	$ 301	$ 919
Nonperforming Loans to Total Loans	0.51 %	0.01 %	0.02 %
Nonaccrual Loans to Total Loans	0.51	0.01	0.02
Nonaccrual Loans and Loans Past Due 90 Days and Still Accruing to Total Loans	0.51	0.01	0.02
Foreclosed Assets	$ —	$ —	$ —
Nonperforming Assets [3]	22,034	301	919
Nonperforming Assets to Total Assets [3]	0.41 %	0.01 %	0.02 %
Allowance for Credit Losses on Loans and Leases to Total Loans	1.31	1.35	1.36
Allowance for Credit Losses on Loans and Leases to Nonaccrual Loans	256.16	17,367.77	5,494.45
Net Loan Charge-Offs to Average Loans	0.04	0.03	0.01

(1) Represents a non-GAAP financial measure. See "GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures" for further details.

(2) Amounts calculated on a tax-equivalent basis using the statutory federal tax rate of 21%.

(3) Nonperforming assets are defined as nonaccrual loans plus loans 90 days past due plus foreclosed assets.

(4) Core deposits are defined as total deposits less brokered deposits and certificates of deposit greater than $250,000.

Overview

The Company is a financial holding company headquartered in St. Louis Park, Minnesota. The principal sources of funds for loans and investments are transaction, savings, time, and other deposits, and short-term and long-term borrowings. The Company's principal sources of income are interest and fees collected on loans, interest and dividends earned on investment securities and service charges. The Company's principal expenses are interest paid on deposit accounts and borrowings, employee compensation and other overhead expenses. The Company's simple, efficient business model of providing responsive support and simple solutions to clients continues to be the underlying principle that drives the Company's profitable growth.

Recent Developments

On June 24, 2025, the Company entered into a Subordinated Note Purchase Agreement with certain institutional accredited investors and qualified institutional buyers pursuant to which the Company sold and issued $80.0 million in aggregate principal amount of its 7.625% Fixed-to-Floating Rate Subordinated Notes due 2035 (the "Notes"). The Notes were issued by the Company to such purchasers at a price equal to 100% of their face amount. The Company used the net proceeds it received from the sale of the Notes to redeem $50 million of outstanding 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 and for general corporate purposes.

On July 4, 2025, the U.S. government enacted tax legislation commonly referred to as the One Big Beautiful Bill Act. The Company evaluated the impact of the legislation in accordance with ASC 740 and determined that it did not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2025.

On December 29, 2025, the Company closed its Country Village branch location, given the close proximity to its other branch locations.

In February 2026, the Company opened a new branch location in Lake Elmo, Minnesota to expand the Company's presence in the eastern side of the Twin Cities market.

Critical Accounting Policies and Estimates

The consolidated financial statements of the Company are prepared based on the application of certain accounting policies, the most significant of which are described in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" of the notes to the consolidated financial statements included as a part of this report. Certain policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect the reported results and financial position for the current period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded or adjusted to reflect fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on the future financial condition and results of operations. Management has discussed each critical accounting policy and the methodology for the identification and determination of critical accounting policies with the Company's Audit Committee.

The following is a discussion of the critical accounting policies and significant estimates that require the Company to make complex and subjective judgments.

Allowance for Credit Losses

In accordance with ASC 326, *Financial Instruments - Credit Losses*, the allowance for credit losses on loans and leases is a valuation account that is deducted from the amortized cost basis of loans and leases to present the net amount expected to be collected on the loans and leases. Loans and leases are charged against the allowance for credit losses on loans and leases when management determines all or a portion of the loan or lease balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance. The allowance is increased (decreased) by provisions (or recovery of) and reported in the income statement as a component of provisions for credit loss. The allowance for credit losses on off-balance sheet credit exposures is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from an off-balance sheet exposure.

The amount of each allowance account represents management's best estimate of current expected credit losses on such financial instruments using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. The allowance for credit losses on loans and leases is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. For determining the appropriate allowance for credit losses on a collective basis, the loan portfolio is segmented into pools based upon similar risk characteristics and a lifetime loss-rate model is utilized. Management qualitatively adjusts model results for reasonable and supportable forecasts and risk factors that are not considered within the modeling processes but are relevant in assessing the expected credit losses within the loan segment. These qualitative factor adjustments may increase or decrease management's estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. Due to the subjective nature of

these estimates the various components of the calculation require significant management judgment and certain assumptions are highly subjective.

Results of Operations

Net Income

Net income was $46.1 million for the year ended December 31, 2025, compared to net income of $32.8 million for the year ended December 31, 2024. Earnings per diluted common share for the year ended December 31, 2025 were $1.49, compared to $1.03 per diluted common share for the year ended December 31, 2024. Adjusted net income (a non-GAAP financial measure) was $46.9 million for the year ended December 31, 2025, compared to $33.1 million for the year ended December 31, 2024. Adjusted earnings per diluted common share (a non-GAAP financial measure) were $1.52 for the year ended December 31, 2025, compared to $1.04 for the year ended December 31, 2024.

Net Interest Income

The Company's primary source of revenue is net interest income, which is impacted by the level of interest earning assets and related funding sources, as well as changes in interest rates. The difference between the average yield on earning assets and the average rate paid for interest bearing liabilities is the net interest spread. Noninterest bearing sources of funds, such as demand deposits and shareholders' equity, also support earning assets. The impact of the noninterest bearing sources of funds is captured in the net interest margin, which is calculated as net interest income divided by average earning assets. Both the net interest margin and net interest spread are presented on a tax-equivalent basis, which means that tax-free interest income has been adjusted to pretax-equivalent income, assuming a 21% federal tax rate. Management's ability to respond to changes in interest rates by using effective asset-liability management techniques is critical to managing the net interest margin and the Company's primary source of earnings.

Average Balances and Yields

The following table presents, for the years ended December 31, 2025, 2024 and 2023, the average balances of each principal category of assets, liabilities and shareholders' equity, and an analysis of net interest income. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of net deferred loan origination fees and costs accounted for as yield adjustments. This table is presented on a tax-equivalent basis, if applicable.

(dollars in thousands)	December 31, 2025			December 31, 2024			December 31, 2023		
	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate	Average Balance	Interest & Fees	Yield/ Rate
Interest Earning Assets:									
Cash Investments	$ 203,433	$ 8,118	3.99 %	$ 124,205	$ 5,690	4.58 %	$ 77,759	$ 3,170	4.08 %
Investment Securities:									
Taxable Investment Securities	726,164	35,365	4.87	668,012	32,681	4.89	577,102	25,199	4.37
Tax-Exempt Investment Securities [1]	74,649	4,207	5.64	30,864	1,577	5.11	29,004	1,325	4.57
Total Investment Securities	800,813	39,572	4.94	698,876	34,258	4.90	606,106	26,524	4.38
Loans [1][2]	4,088,601	234,164	5.73	3,738,260	205,646	5.50	3,699,252	192,679	5.21
Federal Home Loan Bank Stock	21,296	1,852	8.70	18,256	1,550	8.49	21,249	1,538	7.24
Total Interest Earning Assets	5,114,143	283,706	5.55 %	4,579,597	247,144	5.40 %	4,404,366	223,911	5.08 %
Noninterest Earning Assets	154,410			103,547			86,438		
Total Assets	$ 5,268,553			$ 4,683,144			$ 4,490,804		
Interest Bearing Liabilities:									
Deposits:									
Interest Bearing Transaction Deposits	$ 852,426	$ 31,907	3.74 %	$ 776,768	$ 34,294	4.41 %	$ 650,028	$ 23,379	3.60 %
Savings and Money Market Deposits	1,401,187	50,689	3.62	956,300	39,297	4.11	922,799	30,639	3.32
Time Deposits	334,003	13,562	4.06	342,582	14,585	4.26	263,161	7,064	2.68
Brokered Deposits	825,114	35,260	4.27	963,676	40,629	4.22	909,662	34,963	3.84
Total Interest Bearing Deposits	3,412,730	131,418	3.85	3,039,326	128,805	4.24	2,745,650	96,045	3.50
Federal Funds Purchased	466	21	4.53	21,493	1,201	5.59	169,645	8,521	5.02
Notes Payable	8,250	624	7.57	13,750	1,162	8.45	13,750	1,143	8.31
FHLB Advances	403,411	11,465	2.84	320,497	8,554	2.67	238,000	7,489	3.15
Subordinated Debentures	95,334	5,882	6.17	79,473	3,983	5.01	79,090	3,983	5.04
Total Interest Bearing Liabilities	3,920,191	149,410	3.81 %	3,474,539	143,705	4.14 %	3,246,135	117,181	3.61 %
Noninterest Bearing Liabilities:									
Noninterest Bearing Transaction Deposits	799,099			705,247			768,428		
Other Noninterest Bearing Liabilities	65,435			62,595			65,763		
Total Noninterest Bearing Liabilities	864,534			767,842			834,191		
Shareholders' Equity	483,828			440,763			410,478		
Total Liabilities and Shareholders' Equity	$ 5,268,553			$ 4,683,144			$ 4,490,804		
Net Interest Income / Interest Rate Spread		134,296	1.74 %		103,439	1.26 %		106,730	1.47 %
Net Interest Margin [3]			2.63 %			2.26 %			2.42 %
Taxable Equivalent Adjustment:									
Tax-Exempt Investment Securities and Loans		(1,858)			(1,246)			(1,556)	
Net Interest Income		$ 132,438			$ 102,193			$ 105,174	

(1) Interest income and average rates for tax-exempt investment securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 21%.

(2) Average loan balances include nonaccrual loans. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(3) Net interest margin includes the tax equivalent adjustment and represents the annualized results of: (i) the difference between interest income on interest earning assets and the interest expense on interest bearing liabilities, divided by (ii) average interest earning assets for the period.

Interest Rates and Operating Interest Differential

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest earning assets and interest bearing liabilities, as well as changes in average interest rates. The following table presents the effect that these factors had on the interest earned on interest earning assets and the interest incurred on interest bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period's volume. The changes not attributable specifically to either volume or rate have been allocated to the changes due to volume. The following table presents the changes in

the volume and rate of interest bearing assets and liabilities for the year ended December 31, 2025, compared to the year ended December 31, 2024, and for the year ended December 31, 2024, compared to the year ended December 31, 2023:

| (dollars in thousands) | Year Ended December 31, 2025 Compared with Year Ended December 31, 2024 | | | Year Ended December 31, 2024 Compared with Year Ended December 31, 2023 | | |
| | Change Due To: | | Interest | Change Due To: | | Interest |
	Volume	Rate	Variance	Volume	Rate	Variance
Interest Earning Assets:						
Cash Investments	$ 3,161	$ (733)	$ 2,428	$ 2,128	$ 392	$ 2,520
Investment Securities:						
Taxable Investment Securities	2,832	(148)	2,684	4,448	3,034	7,482
Tax-Exempt Investment Securities	2,468	162	2,630	94	158	252
Total Securities	5,300	14	5,314	4,542	3,192	7,734
Loans	20,081	8,437	28,518	2,162	10,805	12,967
Federal Home Loan Bank Stock	264	38	302	(254)	266	12
Total Interest Earning Assets	$ 28,806	$ 7,756	$ 36,562	$ 8,578	$ 14,655	$ 23,233
Interest Bearing Liabilities:						
Interest Bearing Transaction Deposits	$ 2,832	$ (5,219)	$ (2,387)	$ 5,595	$ 5,320	$ 10,915
Savings and Money Market Deposits	16,095	(4,703)	11,392	1,376	7,282	8,658
Time Deposits	(349)	(674)	(1,023)	3,381	4,140	7,521
Brokered Deposits	(5,921)	552	(5,369)	2,277	3,389	5,666
Total Interest Bearing Deposits	12,657	(10,044)	2,613	12,629	20,131	32,760
Federal Funds Purchased	(952)	(228)	(1,180)	(8,278)	958	(7,320)
Notes Payable	(414)	(124)	(538)	—	19	19
FHLB Advances	2,356	555	2,911	2,202	(1,137)	1,065
Subordinated Debentures	978	921	1,899	19	(19)	—
Total Interest Bearing Liabilities	14,625	(8,920)	5,705	6,572	19,952	26,524
Net Interest Income	$ 14,181	$ 16,676	$ 30,857	$ 2,006	$ (5,297)	$ (3,291)

Interest Income, Interest Expense, and Net Interest Margin

Net interest income was $132.4 million for the year ended December 31, 2025, an increase of $30.2 million compared to $102.2 million for the year ended December 31, 2024. The increase in net interest income was primarily due to higher cash and securities balances, growth and higher yields in the loan portfolio, lower rates paid on deposits, and purchase accounting accretion, offset partially by growth in deposit balances.

Net interest margin (on a fully tax-equivalent basis) for the year ended December 31, 2025 was 2.63%, a 37 basis point increase from 2.26% for the year ended December 31, 2024. Core net interest margin (on a fully tax-equivalent basis), a non-GAAP financial measure which excludes the impact of loan fees and purchase accounting accretion attributable to the acquisition of FMCB, for the year ended December 31, 2025 was 2.50%, a 31 basis point increase from 2.19% for the year ended December 31, 2024. The increase in the margin was primarily due to growth in the loan and securities portfolios at higher yields and purchase accounting accretion, offset partially by higher balances and rates paid on FHLB advances, as well as the refinancing of subordinated debt at the end of the second quarter of 2025.

Average interest earning assets were $5.11 billion for the year ended December 31, 2025, an increase of $534.5 million, or 11.7%, compared to $4.58 billion for the year ended December 31, 2024. The increase in average interest earning assets was primarily due to growth in the loan and securities portfolios and an increase in cash balances. Average interest bearing liabilities were $3.92 billion for the year ended December 31, 2025, an increase of $445.7 million, or 12.8%, compared to $3.47 billion for the year ended December 31, 2024. The increase in average

interest bearing liabilities was primarily due to increases in savings and money market deposits, FHLB advances, and interest bearing transaction deposits, offset partially by a decrease in brokered deposits.

Average interest earning assets produced a tax-equivalent yield of 5.55% for the year ended December 31, 2025, compared to 5.40% for the year ended December 31, 2024. The cost of interest bearing liabilities was 3.81% for the year ended December 31, 2025, compared to 4.14% for the year ended December 31, 2024.

Interest Income. Total interest income on a tax-equivalent basis was $283.7 million for the year ended December 31, 2025, compared to $247.1 million for the year ended December 31, 2024. The $36.6 million, or 14.8%, increase in total interest income on a tax-equivalent basis was primarily due to growth and higher yields in the loan and securities portfolios.

Interest income on cash investments was $8.1 million for the year ended December 31, 2025, compared to $5.7 million for the year ended December 31, 2024. The $2.4 million increase in total interest income on cash investments was primarily due to higher balances during the year, offset partially by a decrease in rates. Interest income on the investment securities portfolio, on a fully-tax equivalent basis, was $39.6 million for the year ended December 31, 2025, compared to $34.3 million for the year ended December 31, 2024. The $5.3 million increase in total interest income on the investment securities portfolio was primarily due to a $101.9 million, or 14.6%, increase in average balances between the two periods.

Interest income on loans, on a fully-tax equivalent basis, for the year ended December 31, 2025 was $234.2 million, compared to $205.6 million for the year ended December 31, 2024. The $28.5 million, or 13.9%, increase was primarily due to loan growth and the repricing of the loan portfolio in the higher interest rate environment.

The aggregate loan yield, on a fully-tax equivalent basis, increased to 5.73% for the year ended December 31, 2025, which was a 23 basis point increase from 5.50% for the year ended December 31, 2024. Core loan yield, a non-GAAP financial measure, continued to rise as new loans originated at higher yields and the existing fixed rate portfolio repriced in the higher rate environment.

The following table presents a summary of interest, fees, and accretion on loans for the periods indicated:

| | For the year ended December 31, | | |
	2025	2024	2023
Interest.	5.59 %	5.42 %	5.11 %
Fees	0.10	0.08	0.10
Accretion	0.04	—	—
Yield on Loans.	5.73 %	5.50 %	5.21 %

Interest Expense. Interest expense on interest bearing liabilities was $149.4 million for the year ended December 31, 2025, compared to $143.7 million for the year ended December 31, 2024. The $5.7 million, or 4.0%, increase was primarily due to growth of the deposit portfolio.

Interest expense on deposits was $131.4 million for the year ended December 31, 2025, compared to $128.8 million for the year ended December 31, 2024. The $2.6 million, or 2.0%, increase in interest expense on deposits was primarily due to growth of the deposit portfolio, offset partially by lower rates paid on deposits. The cost of total deposits was 3.12% for the year ended December 31, 2025, a 32 basis point decrease, compared to 3.44% for the year ended December 31, 2024. The decrease was primarily due to lower rates paid on deposits following the interest rate cuts in 2024 and 2025 and decreases in brokered deposit balances.

Interest expense on borrowings was $18.0 million for the year ended December 31, 2025, compared to $14.9 million for the year ended December 31, 2024. The $3.1 million, or 20.8%, increase was primarily due to an increased utilization of FHLB advances and higher balance and rate of subordinated debentures due to the subordinated debt refinance in the second quarter of 2025.

Provision for Credit Losses

The provision for credit losses on loans and leases was $5.7 million for the year ended December 31, 2025, compared to $2.9 million for the year ended December 31, 2024. The increase in the provision for credit losses on loans and leases was primarily attributable to growth in the loan portfolio and an increase in historical loss rates. The allowance for credit losses on loans and leases to total loans was 1.31% at December 31, 2025, compared to 1.35% at December 31, 2024.

The following table presents a summary of the activity in the allowance for credit losses on loans and leases for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
(dollars in thousands)	2025	2024	2023
Balance at Beginning of Period	$ 52,277	$ 50,494	$ 47,996
Impact of Adopting CECL	—	—	650
Day 1 PCD Allowance	—	114	—
Provision for Credit Losses [1]	5,650	2,900	2,050
Charge-offs	(1,553)	(1,266)	(224)
Recoveries	69	35	22
Balance at End of Period	$ 56,443	$ 52,277	$ 50,494

(1) Includes an initial provision for credit losses for non-PCD loans acquired in the FMCB transaction of $950,000 for the year ended December 31, 2024.

The provision for credit losses for off-balance sheet credit exposures was $400,000 for the year ended December 31, 2025, compared to $625,000 for the year ended December 31, 2024. The provision for the year ended December 31, 2025 was due to an increase in the volume of newly originated loans with unfunded commitments. The allowance for credit losses on off-balance sheet credit exposures was $4.0 million as of December 31, 2025, compared to $3.6 million as of December 31, 2024.

The following table presents a summary of the activity in the provision for credit losses for the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
(dollars in thousands)	2025	2024	2023
Provision for Credit Losses on Loans and Leases	$ 5,650	$ 2,900	$ 2,050
Provision for (Recovery of) Credit Losses for Off-Balance Sheet Credit Exposures	400	625	(2,225)
Provision for (Recovery of) Credit Losses	$ 6,050	$ 3,525	$ (175)

Noninterest Income

Noninterest income was $10.9 million for the year ended December 31, 2025, an increase of $3.5 million, or 48.1%, compared to $7.4 million for the year ended December 31, 2024. The increase was primarily due to higher swap fees, investment advisory fees, and customer service fees.

The following table presents the major components of noninterest income for the periods indicated:

(dollars in thousands)	Year Ended December 31, 2025	2024	Increase/ (Decrease)	Year Ended December 31, 2024	2023	Increase/ (Decrease)
Noninterest Income:						
Customer Service Fees	$ 2,013	$ 1,475	$ 538	$ 1,475	$ 1,455	$ 20
Net Gain (Loss) on Sales of Securities	614	385	229	385	(33)	418
Net Gain on Sales of Foreclosed Assets	—	62	(62)	62	—	62
Letter of Credit Fees	1,829	1,976	(147)	1,976	1,746	230
Debit Card Interchange Fees	640	593	47	593	595	(2)
Swap Fees	1,631	547	1,084	547	—	547
Bank-Owned Life Insurance	1,661	1,327	334	1,327	992	335
Investment Advisory Fees	973	—	973	—	—	—
FHLB Prepayment Income	301	—	301	—	792	(792)
Other Income	1,253	1,003	250	1,003	946	57
Totals	$ 10,915	$ 7,368	$ 3,547	$ 7,368	$ 6,493	$ 875

Noninterest Expense

Noninterest expense totaled $77.3 million for the year ended December 31, 2025, a $14.0 million, or 22.1%, increase compared to $63.3 million for the year ended December 31, 2024. The increase was primarily attributable to increases in salaries and employee benefits, professional and consulting fees, data processing, marketing and advertising, intangible asset amortization, operating costs related to the FMCB acquisition, and merger-related expenses. Merger-related expenses totaled $2.0 million for the year ended December 31, 2025, compared to $712,000 for the year ended December 31, 2024.

The Company had 322 full-time equivalent employees at December 31, 2025, compared to 290 employees at December 31, 2024. The increase during the year was largely driven by the hiring of key talent in roles across the organization.

Efficiency Ratio. The efficiency ratio, a non-GAAP financial measure, reports total noninterest expense, less amortization of intangible assets, as a percentage of net interest income plus total noninterest income less gains (losses) on sales of securities. Management believes this non-GAAP financial measure provides a meaningful comparison of operational performance and facilitates investors' assessments of business performance and trends in comparison to peers in the banking industry.

The efficiency ratio was 53.5% for the year ended December 31, 2025, compared to 57.9% for the year ended December 31, 2024. The Company's efficiency ratio has remained consistently below the industry median due in part to its "branch-light" model.

The following table presents the major components of noninterest expense for the periods indicated:

(dollars in thousands)	Year Ended December 31,		Increase/ (Decrease)	Year Ended December 31,		Increase/ (Decrease)
	2025	2024		2024	2023	
Noninterest Expense:						
Salaries and Employee Benefits	$ 47,397	$ 39,564	$ 7,833	$ 39,564	$ 36,538	$ 3,026
Occupancy and Equipment	4,945	4,399	546	4,399	4,447	(48)
FDIC Insurance Assessment	2,745	2,959	(214)	2,959	3,690	(731)
Data Processing	2,519	1,697	822	1,697	1,574	123
Professional and Consulting Fees	4,769	3,879	890	3,879	3,081	798
Derivative Collateral Fees	1,369	1,821	(452)	1,821	1,900	(79)
Information Technology and Telecommunications	3,891	3,325	566	3,325	2,889	436
Marketing and Advertising	2,138	1,485	653	1,485	1,129	356
Intangible Asset Amortization	921	78	843	78	100	(22)
Other Expense	6,577	4,093	2,484	4,093	3,972	121
Totals	$ 77,271	$ 63,300	$ 13,971	$ 63,300	$ 59,320	$ 3,980

Income Tax Expense

The provision for income taxes includes both federal and state taxes. Fluctuations in effective tax rates reflect the differences in the inclusion or deductibility of certain income and expenses for income tax purposes and the recognition of tax credits. The Company's future effective income tax rate will fluctuate based on the mix of taxable and tax-free investments and loans, the recognition and availability of tax credit investments, and overall taxable income.

Income tax expense was $13.9 million for the year ended December 31, 2025, compared to $9.9 million for the year ended December 31, 2024. The effective combined federal and state income tax rate for both the years ended December 31, 2025 and December 31, 2024 was 23.2%.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

For a discussion of the Company's results of operations for 2024 compared to 2023, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's 2024 Annual Report on Form 10-K, filed with the SEC on March 6, 2025.

Financial Condition

Overview

Total assets at December 31, 2025 were $5.41 billion, an increase of $340.8 million, or 6.7%, compared to $5.07 billion at December 31, 2024. The increase in total assets was primarily due to organic loan growth, offset partially by a decrease in cash and cash equivalents. Total gross loans at December 31, 2025 were $4.31 billion, an increase of $441.0 million, or 11.4%, compared to $3.87 billion at December 31, 2024.

Investment Securities Portfolio

The investment securities portfolio is used to make various term investments and is intended to provide the Company with adequate liquidity, a source of stable income, and at times, serve as collateral for certain types of deposits or borrowings. Investment balances in the investment securities portfolio are subject to change over time

based on funding needs and interest rate risk management objectives. The liquidity levels take into account anticipated future cash flows and are maintained at levels management believes are appropriate to ensure future flexibility in meeting anticipated funding needs. All investment securities are held as available for sale.

Securities available for sale were $776.4 million at December 31, 2025, an increase of $8.2 million, or 1.1%, compared to $768.2 million at December 31, 2024.

The following table presents the amortized cost and fair value of securities available for sale, by type, at December 31, 2025 and 2024:

	December 31, 2025			December 31, 2024		
(dollars in thousands)	Amortized Cost	Fair Value	Percent	Amortized Cost	Fair Value	Percent
U.S. Treasury Securities	$ 155,863	$ 146,206	18.8 %	$ 179,835	$ 167,748	21.8 %
U.S Government Agency Securities	8,664	8,707	1.1	22,053	22,082	2.9
Mortgage-Backed Securities Issued or Guaranteed by U.S. Agencies (MBS):						
Residential Pass-Through:						
Guaranteed by GNMA	44,133	44,124	5.7	7,726	7,021	0.8
Issued by FNMA and FHLMC	21,166	19,326	2.5	60,532	57,354	7.5
Other Residential Mortgage-Backed Securities	73,596	67,322	8.7	71,301	61,969	8.1
Commercial Mortgage-Backed Securities	6,226	6,034	0.8	11,084	10,583	1.4
All Other Commercial MBS	107,170	108,866	14.0	109,190	107,963	14.1
Total MBS	252,291	245,672	31.7	259,833	244,890	31.9
Municipal Securities	242,995	239,168	30.8	139,891	122,265	15.9
Corporate Securities	93,080	92,407	11.9	139,161	134,186	17.5
Asset-Backed Securities	44,298	44,281	5.7	76,891	77,076	10.0
Total	$ 797,191	$ 776,441	100.0 %	$ 817,664	$ 768,247	100.0 %

Loan Portfolio

The Company focuses on lending to borrowers located or investing in the Twin Cities MSA across a diverse range of industries and property types. The Company lends primarily to commercial clients, consisting of loans secured by nonfarm, nonresidential properties, multifamily residential properties, land, and non-real estate business assets. Responsive service, local decision making, and an efficient turnaround time from application to closing have been significant factors in growing the loan portfolio.

The Company manages concentrations of credit exposure through a risk management program which implements formalized processes and procedures specifically for managing and mitigating risk within the loan portfolio. The processes and procedures include board of directors and management oversight, commercial real estate exposure limits, portfolio monitoring tools, management information systems, market reports, underwriting standards, internal and external loan review, and stress testing.

Total gross loans were $4.31 billion at December 31, 2025, an increase of $441.0 million, or 11.4%, compared to $3.87 billion at December 31, 2024. The multifamily, construction and land development, and commercial real estate ("CRE") nonowner occupied categories contributed most significantly to the $441.0 million of loan growth. As of December 31, 2025, multifamily loans increased $161.7 million, or 11.3%, construction and land development loans increased $118.9 million, or 122.3%, and CRE nonowner occupied loans increased $82.0 million, or 7.6%, when compared to December 31, 2024. The Bank's pace of loan growth returned to more normalized levels in 2025 compared to the last few years. The Company's loan growth was driven by the strong brand of the Bank in the Twin Cities market and the MSA-related market disruption resulting in client and banker acquisition opportunities, as well as favorable market conditions.

The following table presents the dollar amount and percentage composition of the loan portfolio by category, at the dates indicated:

(dollars in thousands)	December 31, 2025		December 31, 2024	
	Amount	Percent	Amount	Percent
Commercial	$ 547,245	12.7 %	$ 497,662	12.9 %
Leases	43,407	1.0	44,291	1.1
Construction and Land Development	216,163	5.0	97,255	2.5
1-4 Family Construction	45,152	1.1	41,961	1.1
Real Estate Mortgage:				
1-4 Family Mortgage	496,142	11.5	474,383	12.3
Multifamily	1,587,338	36.8	1,425,610	36.9
CRE Owner Occupied	189,754	4.4	191,248	4.9
CRE Nonowner Occupied	1,165,104	27.0	1,083,108	28.0
Total Real Estate Mortgage Loans	3,438,338	79.7	3,174,349	82.1
Consumer and Other	19,212	0.5	12,996	0.3
Total Loans, Gross	4,309,517	100.0 %	3,868,514	100.0 %
Allowance for Credit Losses	(56,443)		(52,277)	
Net Deferred Loan Fees	(8,966)		(6,801)	
Total Loans, Net	$ 4,244,108		$ 3,809,436	

The Company primarily focuses on real estate mortgage lending, which constituted 79.7% of the portfolio as of December 31, 2025. The composition of the portfolio has remained relatively consistent with prior periods and the Company does not expect any significant changes in the foreseeable future in the composition of the loan portfolio or in the emphasis on real estate lending.

As of December 31, 2025, investor CRE loans totaled $3.01 billion, consisting of $1.59 billion of loans secured by multifamily residential properties, $1.17 billion of loans secured by CRE nonowner occupied, $216.2 million of construction and land development loans, and $45.2 million of 1-4 family construction loans. Investor CRE loans represented 69.9% of the total gross loan portfolio and 473.1% of the Bank's total risk-based capital at December 31, 2025, compared to 68.4% and 462.0%, respectively, at December 31, 2024.

As of December 31, 2025, over 75% of the Bank's real estate loan balances were secured by properties located in the Twin Cities MSA.

The following table provides a breakdown of CRE nonowner occupied loans by collateral types as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025			December 31, 2024		
	Balance	Percent of CRE Nonowner Occupied Portfolio	Percent of Total Loan Portfolio	Balance	Percent of CRE Nonowner Occupied Portfolio	Percent of Total Loan Portfolio
Collateral Type:						
Industrial	$ 320,107	27.5 %	7.4 %	$ 285,594	26.4 %	7.4 %
Office	212,926	18.3	4.9	191,638	17.7	5.0
Retail	202,904	17.4	4.7	172,530	15.9	4.5
Nursing/Assisted Living	119,738	10.3	2.8	111,705	10.3	2.9
Mini Storage Facility	109,324	9.4	2.5	110,486	10.2	2.9
Medical Office	65,527	5.6	1.5	108,452	10.0	2.8
Other	134,578	11.5	3.2	102,703	9.5	2.5
Total CRE Nonowner Occupied	$ 1,165,104	100.0 %	27.0 %	$ 1,083,108	100.0 %	28.0 %

The following tables present time to contractual maturity and sensitivity to interest rate changes for the loan portfolio at December 31, 2025 and 2024:

| | As of December 31, 2025 | | | |
(dollars in thousands)	Due in One Year or Less	More Than One Year to Five Years	More Than Five Years to Fifteen Years	After Fifteen Years
Commercial	$ 231,121	$ 237,328	$ 75,966	$ 2,830
Leases	4,514	38,351	542	—
Construction and Land Development	123,801	82,397	9,965	—
1-4 Family Construction	37,784	7,171	197	—
Real Estate Mortgage:				
1-4 Family Mortgage	105,250	308,347	59,085	23,460
Multifamily	202,007	891,088	408,779	85,464
CRE Owner Occupied	13,483	123,336	50,239	2,696
CRE Nonowner Occupied	274,244	693,610	196,828	422
Total Real Estate Mortgage Loans	594,984	2,016,381	714,931	112,042
Consumer and Other	9,594	9,149	156	313
Total Loans, Gross	$ 1,001,798	$ 2,390,777	$ 801,757	$ 115,185
Interest Rate Sensitivity:				
Fixed Interest Rates	$ 636,867	$ 1,772,310	$ 389,099	$ 23,773
Floating or Adjustable Rates	364,931	618,467	412,658	91,412
Total Loans, Gross	$ 1,001,798	$ 2,390,777	$ 801,757	$ 115,185

| | As of December 31, 2024 | | | |
(dollars in thousands)	Due in One Year or Less	More Than One Year to Five Years	More Than Five Years to Fifteen Years	After Fifteen Years
Commercial	$ 170,588	$ 248,695	$ 75,467	$ 2,912
Leases	4,998	38,641	652	—
Construction and Land Development	53,373	42,002	1,880	—
1-4 Family Construction	38,996	2,764	201	—
Real Estate Mortgage:				
1-4 Family Mortgage	74,914	297,516	76,647	25,306
Multifamily	206,913	637,012	513,194	68,491
CRE Owner Occupied	4,704	112,223	69,742	4,579
CRE Nonowner Occupied	264,947	602,380	214,971	810
Total Real Estate Mortgage Loans	551,478	1,649,131	874,554	99,186
Consumer and Other	8,813	3,776	174	233
Total Loans, Gross	$ 828,246	$ 1,985,009	$ 952,928	$ 102,331
Interest Rate Sensitivity:				
Fixed Interest Rates	$ 580,854	$ 1,622,161	$ 475,264	$ 32,271
Floating or Adjustable Rates	247,392	362,848	477,664	70,060
Total Loans, Gross	$ 828,246	$ 1,985,009	$ 952,928	$ 102,331

Asset Quality

The Company emphasizes credit quality in the originating and monitoring of the loan portfolio, and success in underwriting is measured by the levels of classified and nonperforming assets and net charge-offs. Federal regulations and internal policies require the use of an asset classification system as a means of managing and reporting problem and potential problem assets. The Company has incorporated an internal asset classification system, substantially consistent with federal banking regulations, as a part of the credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as "special mention," "substandard," "doubtful" or "loss" assets. An asset identified as "special mention" is not adversely classified but has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the payment prospects of the asset. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. A financial institution with assets classified as "special mention" is not expected to sustain losses of principal or interest from these assets and should not classify assets under this category for more than a year. "Substandard" assets include those characterized by the "distinct possibility" that the financial institution will sustain "some loss" if the deficiencies are not corrected.

Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "watch."

The following table presents information on loan classifications at December 31, 2025. The Company had no assets classified as doubtful or loss at December 31, 2025.

(dollars in thousands)	Risk Category		
	Watch/Special Mention	Substandard	Total
Commercial	$ 1,983	$ 10,454	$ 12,437
Leases	—	—	—
Construction and Land Development	—	34	34
1-4 Family Construction	—	—	—
Real Estate Mortgage:			
1-4 Family Mortgage	—	1,000	1,000
Multifamily	33,929	23,776	57,705
CRE Owner Occupied	11,778	1,711	13,489
CRE Nonowner Occupied	133	15,981	16,114
Total Real Estate Mortgage Loans	45,840	42,468	88,308
Consumer and Other	—	—	—
Totals	$ 47,823	$ 52,956	$ 100,779

Loans that have potential weaknesses that warranted a watch or special mention rating at December 31, 2025 totaled $47.8 million, compared to $46.6 million at December 31, 2024. Loans that warranted a substandard risk rating at December 31, 2025 totaled $53.0 million, compared to $21.8 million at December 31, 2024. Management continues to actively work with these borrowers and closely monitor substandard credits.

Nonperforming Assets

Nonperforming loans include loans accounted for on a nonaccrual basis and loans 90 days past due and still accruing. Nonperforming assets consist of nonperforming loans plus foreclosed assets (i.e., real or personal property acquired through foreclosure). Nonaccrual loans totaled $22.0 million at December 31, 2025, compared to $301,000 at December 31, 2024. There were no loans 90 days past due and still accruing as of December 31, 2025 and 2024. There were also no foreclosed assets as of December 31, 2025 and 2024.

The following table presents a summary of nonperforming assets, by category, at the dates indicated:

(dollars in thousands)	December 31,	
	2025	2024
Total Nonaccrual Loans.	$ 22,034	$ 301
Total Nonperforming Loans	$ 22,034	$ 301
Total Nonperforming Assets [1].	$ 22,034	$ 301
Total Nonperforming Assets and Modified Accruing Loans.	$ 22,034	$ 301
Nonaccrual Loans to Total Loans	0.51 %	0.01 %
Nonperforming Loans to Total Loans.	0.51	0.01
Nonperforming Assets to Total Loans Plus Foreclosed Assets [1].	0.51	0.01

(1)   Nonperforming assets are defined as nonaccrual loans and loans greater than 90 days past due still accruing plus foreclosed assets. There were no loans greater than 90 days past due still accruing for any period shown.

The balance of nonperforming assets can fluctuate due to changes in economic conditions. The Company has established a policy to discontinue accruing interest on a loan (that is, place the loan on nonaccrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. In addition, a loan will be placed on nonaccrual status before it becomes 90 days delinquent unless management believes that the collection of interest is expected. Interest previously accrued but uncollected on such loans is reversed and charged against current income when the receivable is determined to be uncollectible. If management believes that a loan will not be collected in full, an increase to the allowance for credit losses on loans and leases is recorded to reflect management's estimate of any potential exposure or loss. Generally, payments received on nonaccrual loans are applied directly to principal. There are no loans, outside of those included in the tables above, that cause management to have serious doubts as to the ability of borrowers to comply with present repayment terms. Gross income that would have been recorded on nonaccrual loans during the years ended December 31, 2025 and 2024 was approximately $556,000 and $163,000, respectively.

Allowance for Credit Losses

The allowance for credit losses on loans and leases is a reserve established through charges to earnings in the form of a provision for credit losses. The Company maintains an allowance for credit losses at a level management considers adequate to provide for expected lifetime losses in the portfolio. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers' creditworthiness, and the impact of examinations by regulatory agencies, among other factors, all could cause changes to the allowance for credit losses on loans and leases.

At December 31, 2025, the allowance for credit losses on loans and leases was $56.4 million, an increase of $4.2 million from $52.3 million at December 31, 2024. Net charge-offs totaled $1.5 million for the year ended December 31, 2025 and $1.2 million for the year ended December 31, 2024. The allowance for credit losses on loans and leases as a percentage of total loans was 1.31% at December 31, 2025, compared to 1.35% at December 31, 2024.

The following table presents a summary of net charge-offs for the periods indicated:

(dollars in thousands)	As of and for the year ended December 31, 2025	As of and for the year ended December 31, 2024
Net Charge-offs (Recoveries)		
Commercial	$ 1,501	$ (22)
Leases	14	11
Real Estate Mortgage:		
1-4 Family Mortgage	(12)	(3)
CRE Nonowner Occupied	(44)	1,236
Total Real Estate Mortgage Loans	(56)	1,233
Consumer and Other	25	9
Total Net Charge-offs	$ 1,484	$ 1,231
Net Charge-offs (Recoveries) to Average Loans		
Commercial	0.29 %	0.00 %
Leases	0.03	0.48
Real Estate Mortgage:		
1-4 Family Mortgage	0.00	0.00
CRE Nonowner Occupied	0.00	0.12
Total Real Estate Mortgage Loans	0.00	0.04
Consumer and Other	0.15	(0.04)
Total Net Charge-offs to Average Loans	0.04 %	0.03 %
Gross Loans, End of Period	$ 4,309,517	$ 3,868,514
Average Loans	4,088,601	3,738,260
Allowance for Credit Losses to Total Gross Loans	1.31 %	1.35 %

The following table presents a summary of the allocation of the allowance for credit losses on loans and leases by loan portfolio segment as of the periods indicated:

(dollars in thousands)	December 31, 2025 Amount	December 31, 2025 Percent	December 31, 2024 Amount	December 31, 2024 Percent
Commercial	$ 5,982	10.6 %	$ 5,630	10.8 %
Leases	352	0.6	368	0.7
Construction and Land Development	1,687	3.0	866	1.7
1-4 Family Construction	316	0.6	331	0.6
Real Estate Mortgage:				
1-4 Family Mortgage	2,475	4.4	2,795	5.3
Multifamily	23,775	42.1	23,120	44.2
CRE Owner Occupied	1,080	1.9	1,290	2.5
CRE Nonowner Occupied	20,595	36.5	17,735	33.9
Total Real Estate Mortgage Loans	47,925	84.9	44,940	85.9
Consumer and Other	181	0.3	142	0.3
Total Allowance for Credit Losses	$ 56,443	100.0 %	$ 52,277	100.0 %

Goodwill and Other Intangible Assets

Goodwill was $12.0 million at both December 31, 2025 and 2024. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of core deposit relationships and favorable lease term intangibles. Total other intangible assets at December 31, 2025 and 2024 were $6.9 million and $7.9 million, respectively. Other intangible assets are amortized over their estimated useful life.

Deposits

The principal sources of funds for the Company are deposits, consisting of demand deposits, money market accounts, savings accounts, and certificates of deposit. The following table presents the dollar and percentage composition of the deposit portfolio, by category, at the dates indicated:

	December 31, 2025		December 31, 2024	
(dollars in thousands)	Amount	Percent	Amount	Percent
Noninterest Bearing Transaction Deposits.	$ 923,070	21.4 %	$ 800,763	19.6 %
Interest Bearing Transaction Deposits.	893,740	20.7	862,242	21.1
Savings and Money Market Deposits	1,380,922	31.9	1,259,503	30.8
Time Deposits	312,154	7.2	338,506	8.3
Brokered Deposits	810,483	18.8	825,753	20.2
Total Deposits	$ 4,320,369	100.0 %	$ 4,086,767	100.0 %

Total deposits at December 31, 2025 were $4.32 billion, an increase of $233.6 million, or 5.7%, compared to total deposits of $4.09 billion at December 31, 2024. Core deposits, defined as total deposits excluding brokered deposits and time deposits greater than $250,000, were $3.35 billion at December 31, 2025, an increase of $244.6 million, or 7.9%, compared to $3.11 billion at December 31, 2024. Growth in deposits was primarily due to an increase in noninterest bearing transaction deposits and savings and money market accounts, offset partially by a decrease in time deposits and brokered deposits.

The Company relies on increasing the deposit base to fund loans and other asset growth. The Company is in a highly competitive market and competes for local deposits by offering attractive products with competitive rates. The Company expects to have a higher average cost of funds for local deposits compared to competitor banks due to the lack of an extensive branch network. The Company's strategy is to offset the higher cost of funding with a lower level of operating expense. When appropriate, the Company utilizes alternative funding sources such as brokered deposits. The brokered deposit market provides flexibility in structure, optionality and efficiency not afforded in traditional retail deposit channels. At December 31, 2025, total brokered deposits were $810.5 million, a decrease of $15.3 million, or 1.8%, compared to total brokered deposits of $825.8 million at December 31, 2024. Brokered deposits continue to be used as a supplemental funding source, as needed, to support loan portfolio growth.

The following table presents the average balance and average rate paid on each of the following deposit categories for the years ended December 31, 2025, 2024, and 2023:

	As of and for the Year Ended December 31, 2025		As of and for the Year Ended December 31, 2024		As of and for the Year Ended December 31, 2023	
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest Bearing Transaction Deposits.	$ 799,099	— %	$ 705,247	— %	$ 768,428	— %
Interest Bearing Transaction Deposits.	852,426	3.74	776,768	4.41	650,028	3.60
Savings and Money Market Deposits	1,401,187	3.62	956,300	4.11	922,799	3.32
Time Deposits < $250,000	172,758	3.78	178,541	3.78	179,242	2.33
Time Deposits > $250,000	161,245	4.34	164,041	4.78	83,919	3.45
Brokered Deposits	825,114	4.27	963,676	4.22	909,662	3.84
Total Deposits.	$ 4,211,829	3.12 %	$ 3,744,573	3.44 %	$ 3,514,078	2.73 %

The following table presents time deposits, including brokered time deposits, that are in excess of the FDIC insurance limit, currently $250,000, by time remaining until maturity:

(dollars in thousands)	December 31, 2025
Three Months or Less	$ 106,553
Over Three Months through Six Months	18,210
Over Six Months through 12 Months	25,903
Over 12 Months	8,007
Totals	$ 158,673

The Company's total uninsured deposits, which are the amounts of deposit accounts that exceed the FDIC insurance limit, currently $250,000, were approximately $1.29 billion, or 30% of total deposits, at December 31, 2025 and $1.14 billion, or 28% of total deposits, at December 31, 2024. These amounts were estimated based on the same methodologies and assumptions used for regulatory reporting purposes.

Borrowed Funds

Federal Funds Purchased

In addition to deposits, the Company utilizes overnight borrowings to meet the daily liquidity needs as a supplemental funding source for loan growth. The Company had no outstanding federal funds purchased as of each of December 31, 2025 and 2024.

Other Borrowings

At December 31, 2025, the Company had outstanding FHLB advances of $399.5 million, compared to $359.5 million at December 31, 2024. The Company's borrowing capacity at the FHLB is determined based on collateral pledged, generally consisting of loans. The Company had additional borrowing capacity under this credit facility of $611.3 million and $483.2 million at December 31, 2025 and 2024, respectively.

The Company has an outstanding Loan and Security Agreement and revolving note with a third party correspondent lender, which is secured by 100% of the issued and outstanding stock of the Bank. The maximum principal amount of the Company's revolving line of credit is $40.0 million, and the facility matures on September 1, 2026. As of December 31, 2025, the Company had no outstanding balances under the revolving line of credit, compared to $13.8 million as of December 31, 2024. The Company had two outstanding letters of credit totaling $6.4 million under this facility as of December 31, 2025 and 2024, which reduce the availability under the facility by the amounts of the letters of credit so long as they remain outstanding.

Additionally, the Company has borrowing capacity from other sources. As of December 31, 2025, the Bank was eligible to use the Federal Reserve discount window for borrowings. Based on assets pledged as collateral as of the applicable date, the Bank's borrowing availability was approximately $1.03 billion and $925.8 million at December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company had no outstanding advances from the discount window.

Subordinated Debentures

As of December 31, 2025 and 2024, the Company had subordinated debentures, net of issuance costs of $108.7 million and $79.7 million, respectively.

For additional information, see "Note 13 – Subordinated Debentures" of the Company's Consolidated Financial Statements included as part of this report.

Contractual Obligations

The following table presents supplemental information regarding total contractual obligations at December 31, 2025:

(dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits Without a Stated Maturity	$ 3,343,186	$ —	$ —	$ —	$ 3,343,186
Time Deposits	630,296	142,312	204,575	—	977,183
FHLB Advances	319,500	57,500	22,500	—	399,500
Subordinated Debentures	—	—	—	110,000	110,000
Commitment to Fund Tax Credit Investments	11,380	—	—	—	11,380
Operating Lease Obligations.	543	733	237	—	1,513
Totals.	$ 4,304,905	$ 200,545	$ 227,312	$ 110,000	$ 4,842,762

Operating lease obligations are in place for facilities and land on which banking branches are located. See "Note 9 – Leases" of the Company's Consolidated Financial Statements included as part of this report for additional information.

The Company believes that it will be able to meet all contractual obligations as they come due through the maintenance of adequate cash levels. The Company expects to maintain adequate cash levels through earnings, loan and securities repayments and maturity activity and continued deposit gathering activities. As described above, the Company has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Capital

Total shareholders' equity at December 31, 2025 was $517.1 million, an increase of $59.2 million, or 12.9%, compared to shareholders' equity of $457.9 million at December 31, 2024. The increase was primarily due to net income retained and a decrease in unrealized losses in the securities portfolio, offset partially by a decrease in unrealized gains in the derivatives portfolio, preferred stock dividends, and stock repurchases.

Tangible book value per share, a non-GAAP financial measure, was $15.55 as of December 31, 2025, an increase of 15.3% from $13.49 as of December 31, 2024. Tangible common equity as a percentage of tangible assets, a non-GAAP financial measure, was 8.01% at December 31, 2025, compared to 7.36% at December 31, 2024.

Stock Repurchase Program. During the year ended December 31, 2025, the Company repurchased 167,709 shares of its common stock, representing 0.6% of the Company's outstanding shares. Shares were repurchased during this period at a weighted average price of $13.07 for a total of $2.2 million. All shares repurchased under the stock repurchase program were converted to authorized but unissued shares. The Company remains committed to maintaining strong capital levels while enhancing shareholder value, use of its stock repurchase program is based on various factors including valuation, capital levels and other uses of capital. As of December 31, 2025, the remaining amount that could be used to repurchase shares under the stock repurchase program was $13.1 million.

Regulatory Capital. The Company and the Bank are subject to various regulatory capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on the Company's and Bank's business.

Management believes the Company and the Bank met all capital adequacy requirements to which they were subject as of December 31, 2025. The regulatory capital ratios for the Company and the Bank to meet the minimum

capital adequacy standards and for the Bank to be considered well capitalized under the prompt corrective action framework are set forth in the following tables. The Company's and the Bank's actual capital amounts and ratios are as of the dates indicated.

(dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		For Capital Adequacy Purposes Plus Capital Conservation Buffer		To be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025								
Company (Consolidated):								
Total Risk-based Capital	$ 667,814	14.12 %	$ 378,356	8.00 %	$ 496,593	10.50 %	N/A	N/A
Tier 1 Risk-based Capital	500,002	10.57	283,767	6.00	402,004	8.50	N/A	N/A
Common Equity Tier 1 Capital	433,488	9.17	212,825	4.50	331,062	7.00	N/A	N/A
Tier 1 Leverage Ratio	500,002	9.20	217,505	4.00	217,505	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 636,973	13.49 %	$ 377,687	8.00 %	$ 495,715	10.50 %	$ 472,109	10.00 %
Tier 1 Risk-based Capital	577,942	12.24	283,266	6.00	401,293	8.50	377,687	8.00
Common Equity Tier 1 Capital	577,942	12.24	212,449	4.50	330,477	7.00	306,871	6.50
Tier 1 Leverage Ratio	577,942	10.65	217,116	4.00	217,116	4.00	271,395	5.00

(dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		For Capital Adequacy Purposes Plus Capital Conservation Buffer		To be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024								
Company (Consolidated):								
Total Risk-based Capital	$ 585,966	13.76 %	$ 340,581	8.00 %	$ 447,013	10.50 %	N/A	N/A
Tier 1 Risk-based Capital	453,049	10.64	255,436	6.00	361,867	8.50	N/A	N/A
Common Equity Tier 1 Capital	386,535	9.08	191,577	4.50	298,008	7.00	N/A	N/A
Tier 1 Leverage Ratio	453,049	9.44	191,878	4.00	191,878	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 573,158	13.49 %	$ 340,003	8.00 %	$ 446,254	10.50 %	$ 425,004	10.00 %
Tier 1 Risk-based Capital	520,000	12.24	255,002	6.00	361,253	8.50	340,003	8.00
Common Equity Tier 1 Capital	520,000	12.24	191,252	4.50	297,503	7.00	276,253	6.50
Tier 1 Leverage Ratio	520,000	10.86	191,593	4.00	191,593	4.00	239,491	5.00

The Company and the Bank are subject to stringent regulatory capital requirements and related Dodd-Frank Wall Street Reform and Consumer Protection Act regulations. The rules require a capital conservation buffer of 2.5% that was added to the minimum requirements for capital adequacy purposes. A banking organization with a conservation buffer of less than the required amount is subject to limitations on capital distributions, including dividend payments, stock repurchases and certain discretionary bonus payments to executive officers. At December 31, 2025, the ratios for the Company and the Bank were sufficient to meet the conservation buffer.

Off-Balance Sheet Arrangements

In the normal course of business, the Company enters into various transactions to meet the financing needs of clients, which, in accordance with GAAP, are not included in the consolidated balance sheets. These transactions include commitments to extend credit, standby letters of credit, and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Most of these commitments mature within two years and the standby letters of credit are expected to expire without being drawn upon. All off-balance sheet commitments are included in the determination of the amount of risk-based capital that the Company and the Bank are required to hold.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and commercial letters of credit is represented

by the contractual or notional amount of those instruments. The Company decreases its exposure to losses under these commitments by subjecting them to credit approval and monitoring procedures. The Company assesses the credit risk associated with certain commitments to extend credit and establishes a liability for expected credit losses.

The following table presents credit arrangements and financial instruments whose contract amounts represent credit risk as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025		December 31, 2024	
	Fixed	Variable	Fixed	Variable
Unfunded Commitments Under Lines of Credit	$ 245,571	$ 551,272	$ 174,273	$ 504,791
Letters of Credit	13,074	111,763	9,012	115,385
Totals	$ 258,645	$ 663,035	$ 183,285	$ 620,176

Commitments to extend credit beyond current funding are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Commercial letters of credit are issued specifically to facilitate trade or commerce and are paid directly when the underlying transaction is consummated. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company had outstanding letters of credit with the FHLB in the amount of $109.0 million and $103.2 million at December 31, 2025 and 2024, respectively, on behalf of customers and to secure public deposits.

Liquidity

Liquidity is the Company's capacity to meet cash and collateral obligations at a reasonable cost. Maintaining an adequate level of liquidity depends on the Company's ability to efficiently meet both expected and unexpected cash flows and collateral needs without adversely affecting either daily operations or financial condition. The Bank's Asset Liability Management ("ALM") Committee, is responsible for managing commitments to meet the needs of customers while achieving the Company's financial objectives. The ALM Committee meets regularly to review balance sheet composition, funding capacities, and current and forecasted loan demand.

The Company manages liquidity by maintaining adequate levels of cash and other assets from on- and off-balance sheet arrangements. Specifically, on-balance sheet liquidity consists of cash and due from banks and unpledged investment securities available for sale, which are referred to as primary liquidity. In regards to off-balance sheet capacity, the Company maintains available borrowing capacity under secured borrowing lines with the FHLB, the Federal Reserve Bank of Minneapolis, and a correspondent lender, as well as unsecured lines of credit for the purpose of overnight funds with various correspondent banks, which the Company refers to as secondary liquidity.

Total on- and off-balance sheet liquidity was $2.51 billion as of December 31, 2025, compared to $2.30 billion at December 31, 2024.

The following tables present a summary of primary and secondary liquidity levels as of the dates indicated:

Primary Liquidity—On-Balance Sheet	December 31, 2025	December 31, 2024
(dollars in thousands)		
Cash and Cash Equivalents	$ 96,997	$ 188,884
Securities Available for Sale	776,441	768,247
Less: Pledged Securities	(254,334)	(289,903)
Total Primary Liquidity	$ 619,104	$ 667,228
Ratio of Primary Liquidity to Total Deposits	14.3 %	16.3 %
Secondary Liquidity—Off-Balance Sheet Borrowing Capacity		
Net Secured Borrowing Capacity with the FHLB	$ 611,349	$ 483,245
Net Secured Borrowing Capacity with the Federal Reserve Bank	1,026,415	925,798
Unsecured Borrowing Capacity with Correspondent Lenders	220,000	200,000
Secured Borrowing Capacity with Correspondent Lender	33,605	19,855
Total Secondary Liquidity	$ 1,891,369	$ 1,628,898
Total Primary and Secondary Liquidity	$ 2,510,473	$ 2,296,126
Ratio of Primary and Secondary Liquidity to Total Deposits	58.1 %	56.2 %

During the year ended December 31, 2025, primary liquidity decreased $48.1 million due to a decrease in cash and cash equivalents of $91.9 million, offset partially by a $35.6 million decrease in pledged securities and an increase in securities available for sale of $8.2 million. Secondary liquidity increased $262.5 million as of December 31, 2025 due to a $128.1 million increase in the borrowing capacity with the FHLB, a $100.6 million increase in the borrowing capacity with the Federal Reserve Bank, a $20.0 million increase in the unsecured borrowing capacity with various correspondent lenders, and a $13.8 million increase in the secured borrowing capacity with a correspondent lender.

In addition to primary liquidity, the Company generates liquidity from cash flows from the loan and securities portfolios and from the large base of core customer deposits, defined as noninterest bearing transaction, interest bearing transaction, savings, non-brokered money market accounts and non-brokered time deposits less than $250,000. At December 31, 2025, core deposits totaled approximately $3.35 billion and represented 77.6% of total deposits. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company, which promote long-standing relationships and stable funding sources.

The Company uses brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity and interest rate risk management purposes. At December 31, 2025, brokered deposits totaled $810.5 million, consisting of $665.0 million of brokered time deposits and $145.5 million of non-maturity brokered money market and transaction accounts. At December 31, 2024, brokered deposits totaled $825.8 million, consisting of $698.3 million of brokered time deposits and $127.4 million of non-maturity brokered money market and transaction accounts.

The Company's liquidity policy includes guidelines for On-Balance Sheet Liquidity (a measurement of primary liquidity to total deposits plus borrowings), Total On-Balance Sheet Liquidity with Borrowing Capacity (a measurement of primary and secondary liquidity to total deposits plus borrowings), Wholesale Funding Ratio (a measurement of total wholesale funding to total deposits plus borrowings), and other guidelines developed for measuring and maintaining liquidity. As of December 31, 2025, the Company was in compliance with all established liquidity guidelines in the policy.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Some of the financial data included in this report are not measures of financial performance recognized by GAAP. In management's judgment, the adjustments made to operating revenue allow investors and analysts to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to the Company's core business. Management uses these non-GAAP financial measures in the analysis of performance:

- "Pre-Provision Net Revenue" is defined as net interest income plus total noninterest income (excluding all gains and losses on sales of assets or extinguishments or prepayments of liabilities) minus total noninterest expense.

- "Adjusted Pre-Provision Net Revenue" is defined as net interest income plus total noninterest income (excluding all gains and losses on sales of assets or extinguishments or prepayments of liabilities) minus total noninterest expense, excluding merger-related expenses.

- "Core Net Interest Margin" is defined as the ratio of net interest income (on a fully tax-equivalent basis), reduced by loan fees and purchase accounting accretion, divided by interest earning assets.

- "Core Loan Yield" is defined as loan interest income (on fully tax-equivalent basis), reduced by loan fees and loan accretion, divided by average loans.

- "Efficiency Ratio" is defined as noninterest expense less the amortization of intangibles divided by our operating revenue, which is equal to net interest income plus noninterest income excluding gains and losses on sales of assets.

- "Adjusted Efficiency Ratio" is defined as the efficiency ratio adjusted to exclude merger-related expenses from noninterest expense and exclude FHLB prepayment income from operating revenue.

- "Adjusted Noninterest Expense to Average Assets" is defined as the ratio of noninterest expense adjusted to exclude merger-related expenses divided by average assets.

- "Tangible Common Equity" is defined as shareholders' equity reduced by preferred stock, goodwill and other intangible assets. The Company believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in common shareholders' equity exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing both equity and assets while not increasing tangible equity or tangible assets.

- "Tangible Common Equity to Tangible Assets" is defined as the ratio of tangible common equity, as defined above, divided by total assets reduced by goodwill and other intangible assets. The Company believes that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common shareholders' equity to total assets, each exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing both equity and assets while not increasing our tangible equity or tangible assets.

- "Tangible Book Value per Share" is defined as tangible common shareholders' equity divided by total common voting shares outstanding. The Company believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangibles that were recorded in a purchase business combination have the effect of increasing book value while not increasing tangible book value.

- "Return on Average Tangible Common Equity" is defined as the ratio of net income available to common shareholders, divided by average tangible common equity. Management believes that this measure is important to many investors in the marketplace because it measures the return on common equity, exclusive of the effects of preferred stock and intangible assets on earnings and capital.

- "Adjusted Diluted Earnings per Common Share," "Adjusted Return on Average Assets," "Adjusted Return on Average Shareholders' Equity," and "Adjusted Return on Tangible Common Equity" are defined as ratios adjusted to exclude the impact of merger-related expenses, FHLB prepayment income, and all gains or losses on sales of securities. In management's judgement, the adjustments to earnings remove the volatility that is associated with certain one-time items unrelated to the Company's core business.

The Company believes these non-GAAP financial measures provide useful information to management and investors that is supplementary to the financial condition, results of operations and cash flows computed in accordance with GAAP; however, the Company acknowledges that these non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Financial measures computed in accordance with GAAP can be found within the consolidated selected financial data appearing at the beginning of management's discussion and analysis of financial condition and results of operations within this report. The following reconciliation table provides a more detailed analysis of these non-GAAP financial measures:

(dollars in thousands)	As of and for the year ended December 31,		
	2025	2024	2023
Pre-Provision Net Revenue			
Noninterest Income	$ 10,915	$ 7,368	$ 6,493
Less: (Gain) Loss on Sales of Securities	(614)	(385)	33
Less: FHLB Advance Prepayment Income	(301)	—	(792)
Total Operating Noninterest Income	10,000	6,983	5,734
Plus: Net Interest Income	132,438	102,193	105,174
Net Operating Revenue	$ 142,438	$ 109,176	$ 110,908
Noninterest Expense	$ 77,271	$ 63,300	$ 59,320
Total Operating Noninterest Expense	$ 77,271	$ 63,300	$ 59,320
Pre-Provision Net Revenue	$ 65,167	$ 45,876	$ 51,588
Plus:			
Non-Operating Revenue Adjustments	915	385	759
Less:			
Provision (Recovery of) for Credit Losses	6,050	3,525	(175)
Provision for Income Taxes	13,944	9,911	12,562
Net Income	$ 46,088	$ 32,825	$ 39,960
Average Assets	$ 5,268,553	$ 4,683,144	$ 4,490,804
Pre-Provision Net Revenue Return on Average Assets	1.24 %	0.98 %	1.15 %
Adjusted Pre-Provision Net Revenue			
Net Operating Revenue	$ 142,438	$ 109,176	$ 110,908
Noninterest Expense	$ 77,271	$ 63,300	$ 59,320
Less: Merger-related Expenses	(1,981)	(712)	—
Adjusted Total Operating Noninterest Expense	$ 75,290	$ 62,588	$ 59,320
Adjusted Pre-Provision Net Revenue	$ 67,148	$ 46,588	$ 51,588
Adjusted Pre-Provision Net Revenue Return on Average Assets	1.27 %	0.99 %	1.15 %

(dollars in thousands)	As of and for the year ended December 31,		
	2025	2024	2023
Core Net Interest Margin			
Net Interest Income (Tax-Equivalent Basis)	$ 134,296	$ 103,440	$ 106,730
Less:			
Loan Fees	(3,745)	(3,090)	(3,604)
Purchase Accounting Accretion:			
Loan Accretion	(1,693)	—	—
Bond Accretion	(852)	(91)	—
Bank-Owned Certificates of Deposit Accretion	(33)	—	—
Deposit Certificates of Deposit Accretion	(88)	—	—
Total Purchase Accounting Accretion	(2,666)	(91)	—
Core Net Interest Income (Tax-Equivalent Basis)	$ 127,885	$ 100,259	$ 103,126
Average Interest Earning Assets	$ 5,114,143	$ 4,579,597	$ 4,404,366
Core Net Interest Margin	2.50 %	2.19 %	2.34 %
Core Loan Yield			
Loan Interest Income (Tax-equivalent Basis)	$ 234,164	$ 205,646	$ 192,679
Less:			
Loan Fees	(3,745)	(3,090)	(3,604)
Loan Accretion	(1,693)	—	—
Core Loan Interest Income	$ 228,726	$ 202,556	$ 189,075
Average Loans	$ 4,088,601	$ 3,738,260	$ 3,699,252
Core Loan Yield	5.59 %	5.42 %	5.11 %
Efficiency Ratio			
Noninterest Expense	$ 77,271	$ 63,300	$ 59,320
Less: Amortization of Intangible Assets	(921)	(78)	(100)
Adjusted Noninterest Expense	$ 76,350	$ 63,222	$ 59,220
Net Interest Income	$ 132,438	$ 102,193	$ 105,174
Noninterest Income	10,915	7,368	6,493
Less: (Gain) Loss on Sales of Securities	(614)	(385)	33
Adjusted Operating Revenue	$ 142,739	$ 109,176	$ 111,700
Efficiency Ratio	53.5 %	57.9 %	53.0 %
Adjusted Efficiency Ratio			
Noninterest Expense	$ 77,271	$ 63,300	$ 59,320
Less: Amortization of Intangible Assets	(921)	(78)	(100)
Less: Merger-related Expenses	(1,981)	(712)	—
Adjusted Noninterest Expense	$ 74,369	$ 62,510	$ 59,220
Net Interest Income	$ 132,438	$ 102,193	$ 105,174
Noninterest Income	10,915	7,368	6,493
Less: (Gain) Loss on Sales of Securities	(614)	(385)	33
Less: FHLB Advance Prepayment Income	(301)	—	(792)
Adjusted Operating Revenue	$ 142,438	$ 109,176	$ 110,908
Adjusted Efficiency Ratio	52.2 %	57.3 %	53.4 %
Adjusted Noninterest Expense to Average Assets			
Noninterest Expense	$ 77,271	$ 63,300	$ 59,320
Less: Merger-related Expenses	(1,981)	(712)	—
Adjusted Noninterest Expense	$ 75,290	$ 62,588	$ 59,320
Average Assets	$ 5,268,553	$ 4,683,144	$ 4,490,804
Adjusted Noninterest Expense to Average Assets	1.43 %	1.34 %	1.32 %

(dollars in thousands)	As of and for the year ended December 31,		
	2025	2024	2023
Tangible Common Equity and Tangible Common Equity/Tangible Assets			
Total Shareholders' Equity	$ 517,095	$ 457,935	$ 425,515
Less: Preferred Stock	(66,514)	(66,514)	(66,514)
Total Common Shareholders' Equity	450,581	391,421	359,001
Less: Intangible Assets	(18,912)	(19,832)	(2,814)
Tangible Common Equity	$ 431,669	$ 371,589	$ 356,187
Total Assets	$ 5,407,002	$ 5,066,242	$ 4,611,990
Less: Intangible Assets	(18,912)	(19,832)	(2,814)
Tangible Assets	$ 5,388,090	$ 5,046,410	$ 4,609,176
Tangible Common Equity/Tangible Assets	8.01 %	7.36 %	7.73 %
Tangible Book Value Per Share			
Book Value Per Common Share	$ 16.23	$ 14.21	$ 12.94
Less: Effects of Intangible Assets	(0.68)	(0.72)	(0.10)
Tangible Book Value Per Common Share	$ 15.55	$ 13.49	$ 12.84
Return on Average Tangible Common Equity			
Net Income Available to Common Shareholders	$ 42,034	$ 28,771	$ 35,906
Average Shareholders' Equity	$ 483,828	$ 440,763	$ 410,478
Less: Average Preferred Stock	(66,514)	(66,514)	(66,514)
Average Common Equity	417,314	374,249	343,964
Less: Effects of Average Intangible Assets	(19,387)	(3,207)	(2,847)
Average Tangible Common Equity	$ 397,927	$ 371,042	$ 341,117
Return on Average Tangible Common Equity	10.56 %	7.75 %	10.53 %
Adjusted Diluted Earnings Per Common Share			
Net Income Available to Common Shareholders	$ 42,034	$ 28,771	$ 35,906
Add: Merger-related Expenses	1,981	712	—
Less: FHLB Advance Prepayment Income	(301)	—	(792)
Less: (Gain) Loss on Sales of Securities	(614)	(385)	33
Total Adjustments	1,066	327	(759)
Less: Tax Impact of Adjustments	(247)	(76)	181
Adjusted Net Income Available to Common Shareholders	$ 42,853	$ 29,022	$ 35,328
Diluted Weighted Average Shares Outstanding	28,169,857	27,943,342	28,315,587
Adjusted Diluted Earnings Per Common Share	$ 1.52	$ 1.04	$ 1.25
Adjusted Return on Average Assets			
Net Income	$ 46,088	$ 32,825	$ 39,960
Add: Total Adjustments	1,066	327	(759)
Less: Tax Impact of Adjustments	(247)	(76)	181
Adjusted Net Income	$ 46,907	$ 33,076	$ 39,382
Average Assets	$ 5,268,553	$ 4,683,144	$ 4,490,804
Adjusted Return on Average Assets	0.89 %	0.71 %	0.88 %
Adjusted Return on Average Shareholders' Equity			
Adjusted Net Income	$ 46,907	$ 33,076	$ 39,382
Average Shareholders' Equity	$ 483,828	$ 440,763	$ 410,478
Adjusted Return on Average Shareholders' Equity	9.69 %	7.50 %	9.59 %
Adjusted Return on Average Tangible Common Equity			
Adjusted Net Income Available to Common Shareholders	$ 42,853	$ 29,022	$ 35,328
Average Tangible Common Equity	$ 397,927	$ 371,042	$ 341,117
Adjusted Return on Average Tangible Common Equity	10.77 %	7.82 %	10.36 %

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As a financial institution, the Company's primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates. The Company continually seeks to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest earning assets and interest bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when assets and liabilities each respond differently to changes in interest rates.

The Company's management of interest rate risk is overseen by its ALM Committee, based on a risk management infrastructure approved by the board of directors that outlines reporting and measurement requirements. In particular, this infrastructure sets limits and management targets for various metrics, including net interest income simulation involving parallel shifts in interest rate curves, steepening and flattening yield curves, and various prepayment and deposit duration assumptions. The Company's risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis and noninterest bearing and interest bearing transaction deposit durations based on historical analysis. The Company does not engage in speculative trading activities relating to interest rates, foreign exchange rates, commodity prices, equities or credit.

The Company manages the interest rate risk associated with interest earning assets by managing the interest rates and terms associated with the investment securities portfolio by purchasing and selling investment securities from time to time. The Company manages the interest rate risk associated with interest bearing liabilities by managing the interest rates and terms associated with wholesale borrowings and deposits from customers which the Company relies on for funding. For example, the Company occasionally uses special offers on deposits to alter the interest rates and terms associated with interest bearing liabilities.

The Company has entered into certain hedging transactions including fair value swaps and interest rate swaps and caps, which are designed to lessen elements of the Company's interest rate exposure. Fair value swaps are used to mitigate the effect of changing interest rates on the fair values of fixed rate available for sale securities. At December 31, 2025 and 2024, these fair value hedges had a total notional amount of $242.3 million and $145.9 million, respectively. Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. The Company utilizes cash flow hedges to manage interest rate exposure for the brokered deposit and wholesale borrowing portfolios. At December 31, 2025 and 2024, these cash flow hedges had a total notional amount of $388.0 million and $303.0 million, respectively. In the event that interest rates do not change in the manner anticipated, such transactions may adversely affect the Company's results of operations.

Net Interest Income Simulation

The Company uses a net interest income simulation model to measure and evaluate potential changes in net interest income that would result over the next 12 months from immediate and sustained changes in interest rates as of the measurement date. This model has inherent limitations and the results are based on a given set of rate changes and assumptions as of a certain point in time. For purposes of the simulation, the Company assumes no growth in either interest-sensitive assets or liabilities over the next 12 months; therefore, the model's results reflect an interest rate shock to a static balance sheet. The simulation model also can incorporate various other assumptions, which the Company believes are reasonable but which may have a significant impact on results, such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market-rate-sensitive instruments, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios, (6) the effect of interest rate limitations in assets, such as floors and caps, and (7) overall growth and repayment rates and product mix of assets and liabilities. Because of the limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a

forecast of the actual effect of a change in market interest rates on the results, but rather as a means to better plan and execute appropriate asset-liability management strategies and to manage interest rate risk.

Potential changes to the Company's net interest income in hypothetical rising and declining rate scenarios calculated as of December 31, 2025 and 2024, are presented in the table below. The projections assume an immediate, parallel shift downward of the yield curve of 100, 200, 300, and 400 basis points and immediate, parallel shifts upward of the yield curve of 100, 200, 300 and 400 basis points.

(dollars in thousands)	December 31, 2025		December 31, 2024	
Change (basis points) in Interest Rates (12-Month Projection)	Forecasted Net Interest Income	Percentage Change from Base	Forecasted Net Interest Income	Percentage Change from Base
+400	$ 156,625	(6.09)%	$ 130,390	(6.00)%
+300	159,606	(4.30)	132,605	(4.40)
+200	162,132	(2.79)	134,355	(3.14)
+100	164,454	(1.40)	136,411	(1.66)
0	166,785	—	138,708	—
−100	173,029	3.74	143,038	3.12
−200	182,394	9.36	147,997	6.70
−300	193,779	16.18	153,515	10.67
−400	199,357	19.53	158,778	14.47

The table above indicates that as of December 31, 2025, in the event of an immediate and sustained 400 basis point increase in interest rates, the Company would experience a 6.09% decrease in net interest income. In the event of an immediate 400 basis point decrease in interest rates, the Company would experience a 19.53% increase in net interest income.

The results of this simulation analysis are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads would also cause net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or re-price faster than the Company's assets. Actual results could differ from those projected if the Company grows assets and liabilities faster or slower than estimated, if the Company experienced a net outflow of deposit liabilities, or if the mix of assets and liabilities otherwise changes. Actual results could also differ from those projected if the Company experienced substantially different prepayment speeds in the loan portfolio than those assumed in the simulation model. Finally, these simulation results do not contemplate all the actions that the Company may undertake in response to potential or actual changes in interest rates, such as changes to the Company's loan, investment, deposit, or funding strategies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bridgewater Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bridgewater Bancshares, Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 25, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for credit losses on loans

As described in Notes 1 and Note 6 to the consolidated financial statements, the allowance for credit losses on loans (allowance) totaled $56.4 million at December 31, 2025. The allowance is a valuation account that is deducted from the Company's amortized cost basis of loans to present the net amount of loans for investment expected to be collected over their contractual life. The allowance is measured on a collective or pooled basis when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated on an individual basis at the balance sheet date. At December 31, 2025 the general reserve on loans collectively evaluated for impairment totaled $52.6 million and there was $3.8 million on loans individually evaluated.

The measurement of the allowance is based on relevant available information from internal and external sources, related to past events, current conditions and reasonable and supportable forecasts. The Company uses the weighted-average

remaining maturity (WARM) method as a basis for estimated expected credit loss. The WARM method uses a historical average annual charge off rate. This average annual charge off rate contains loss content over a historical lookback period and is used as a foundation for estimating the allowance for the remaining outstanding balances of loans by segment at the balance sheet date. The average annual charge off rate is applied to the contractual term to determine the unadjusted historical charge off rate. The calculation of the unadjusted historical charge off rate is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loan segments.

Forecast adjustments to the historical loss rate are based on a forecast of the U.S. national unemployment rate, a forecast of the difference between the 10-year and 3-month treasury rates, and the most recent available BBB rated corporate bond spreads to U.S. Treasury securities, or BBB Spread. The forecast overlay adjustment for the reasonable and supportable forecast assumes an immediate reversion after a one-year forecast period to historical loss rates for the remaining life of the respective loan segment. Qualitative factors are used to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative (historical loss factors) analysis or the forecasts described above. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in the historic loss factors. Each qualitative loss factor, for each loan segment within the portfolio, incorporates consideration for a minimal to maximum range for loss factors. These qualitative factor adjustments may increase or decrease the Company's estimate of expected credit losses and are applied to each loan segment. The qualitative factors applied to each loan segment include changes in lending policies and procedures, general economic and business conditions, the nature, volume and terms of the loans, the experience, depth and ability of lending staff, quality of the loan review function, the value of underlying collateral, competition, legal and regulatory factors, the volume and severity of watchlist and past due loans and the level of concentrations.

We identified the qualitative factors and forecasted adjustments applied to the allowance as a critical audit matter as auditing management's determination of the qualitative factors required significant auditor judgement as the estimate is highly sensitive to changes in significant assumptions.

Our audit procedures related to the Company's qualitative factors and forecasted adjustments applied to the allowance included the following, among others:

- We obtained an understanding of the relevant controls related to the qualitative factors and forecasted adjustments applied to the allowance and tested such controls for design and operating effectiveness, including controls relating to management's review and approval of the qualitative factors, forecasted adjustments and the underlying data used in determining those factors.

- We tested management's process and evaluated the reasonableness of their judgments and assumptions to develop the qualitative factors and forecasted adjustments, which included:

  o Testing the accuracy and relevancy of the data inputs used by management as a basis for the adjustments for qualitative factors and forecasted adjustments by comparing to internal and external source data.

  o Evaluating the reasonableness of the magnitude and directional consistency of the adjustments for such.

  o Evaluating whether management's conclusions were consistent with Company provided internal data and external, independently sourced data and agreeing the impact to the allowance calculation

/s/ RSM US LLP

We have served as the Company's auditor since 2022.

Des Moines, Iowa
February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bridgewater Bancshares, Inc.

Opinion on the Internal Control Over Financial Reporting
We have audited Bridgewater Bancshares, Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2025 and 2024, the consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements of the Company and our report dated February 25, 2026 expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP
Des Moines, Iowa
February 25, 2026

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands, except share data)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and Cash Equivalents	$ 123,511	$ 229,760
Bank-Owned Certificates of Deposit	—	4,377
Securities Available for Sale, at Fair Value	776,441	768,247
Loans, Net of Allowance for Credit Losses of $56,443 at December 31, 2025, and $52,277 at December 31, 2024	4,244,108	3,809,436
Federal Home Loan Bank (FHLB) Stock, at Cost	21,122	19,297
Premises and Equipment, Net	51,576	49,533
Accrued Interest	18,929	17,711
Goodwill	11,982	11,982
Other Intangible Assets, Net	6,930	7,850
Bank-Owned Life Insurance	46,576	44,646
Other Assets	105,827	103,403
Total Assets	$ 5,407,002	$ 5,066,242
LIABILITIES AND EQUITY		
LIABILITIES		
Deposits:		
Noninterest Bearing	$ 923,070	$ 800,763
Interest Bearing	3,397,299	3,286,004
Total Deposits	4,320,369	4,086,767
Notes Payable	—	13,750
FHLB Advances	399,500	359,500
Subordinated Debentures, Net of Issuance Costs	108,677	79,670
Accrued Interest Payable	3,227	4,008
Other Liabilities	58,134	64,612
Total Liabilities	4,889,907	4,608,307
SHAREHOLDERS' EQUITY		
Preferred Stock- $0.01 par value; Authorized 10,000,000		
Preferred Stock - Issued and Outstanding 27,600 Series A shares ($2,500 liquidation preference) at December 31, 2025 and 2024	66,514	66,514
Common Stock- $0.01 par value; Authorized 75,000,000		
Common Stock - Issued and Outstanding 27,759,970 at December 31, 2025 and 27,552,449 at December 31, 2024	278	276
Additional Paid-In Capital	98,287	95,088
Retained Earnings	351,455	309,421
Accumulated Other Comprehensive Income Gain (Loss)	561	(13,364)
Total Shareholders' Equity	517,095	457,935
Total Liabilities and Equity	$ 5,407,002	$ 5,066,242

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(dollars in thousands, except per share data)

		Year Ended	
	December 31, 2025	December 31, 2024	December 31, 2023
INTEREST INCOME			
Loans, Including Fees	$ 233,190	$ 204,731	$ 191,402
Investment Securities	38,688	33,927	26,245
Other	9,970	7,240	4,708
Total Interest Income	281,848	245,898	222,355
INTEREST EXPENSE			
Deposits	131,418	128,805	96,045
Federal Funds Purchased	21	1,201	8,521
Notes Payable	624	1,162	1,143
FHLB Advances	11,465	8,554	7,489
Subordinated Debentures	5,882	3,983	3,983
Total Interest Expense	149,410	143,705	117,181
NET INTEREST INCOME	132,438	102,193	105,174
Provision for (Recovery of) Credit Losses	6,050	3,525	(175)
NET INTEREST INCOME AFTER			
PROVISION FOR (RECOVERY OF) CREDIT LOSSES	126,388	98,668	105,349
NONINTEREST INCOME			
Customer Service Fees	2,013	1,475	1,455
Net Gain (Loss) on Sales of Available for Sale Securities	614	385	(33)
Net Gain on Sales of Foreclosed Assets	—	62	—
Letters of Credit Fees	1,829	1,976	1,746
Debit Card Interchange Fees	640	593	595
Swap Fees	1,631	547	—
Bank-Owned Life Insurance	1,661	1,327	992
Investment Advisory Fees	973	—	—
FHLB Prepayment Income	301	—	792
Other Income	1,253	1,003	946
Total Noninterest Income	10,915	7,368	6,493
NONINTEREST EXPENSE			
Salaries and Employee Benefits	47,397	39,564	36,538
Occupancy and Equipment	4,945	4,399	4,447
FDIC Insurance Assessment	2,745	2,959	3,690
Data Processing	2,519	1,697	1,574
Professional and Consulting Fees	4,769	3,879	3,081
Derivative Collateral Fees	1,369	1,821	1,900
Information Technology and Telecommunications	3,891	3,325	2,889
Marketing and Advertising	2,138	1,485	1,129
Intangible Asset Amortization	921	78	100
Other Expense	6,577	4,093	3,972
Total Noninterest Expense	77,271	63,300	59,320
INCOME BEFORE INCOME TAXES	60,032	42,736	52,522
Provision for Income Taxes	13,944	9,911	12,562
NET INCOME	46,088	32,825	39,960
Preferred Stock Dividends	(4,054)	(4,054)	(4,054)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 42,034	$ 28,771	$ 35,906
EARNINGS PER SHARE			
Basic	$ 1.53	$ 1.05	$ 1.29
Diluted	1.49	1.03	1.27
Dividends Paid Per Common Share	—	—	—

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(dollars in thousands)

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net Income	$ 46,088	$ 32,825	$ 39,960
Other Comprehensive Income (Loss):			
Unrealized Gains on Available for Sale Securities	29,313	5,967	3,339
Unrealized Gains (Losses) on Cash Flow Hedges	(2,673)	10,515	2,299
Reclassification Adjustment for Gains Realized in Income	(7,098)	(9,630)	(6,069)
Income Tax Impact	(5,617)	(1,970)	127
Total Other Comprehensive Income (Loss), Net of Tax	13,925	4,882	(304)
Comprehensive Income	$ 60,013	$ 37,707	$ 39,656

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity
(amounts in thousands, except share data)

| Year Ended | Preferred Stock | Common Stock | | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
		Shares	Amount				
BALANCE December 31, 2022	$ 66,514	27,751,950	$ 278	$ 96,529	$248,685	$ (17,942)	$394,064
Cumulative Effect of the Adoption of ASU 2016-13	—	—	—	—	(3,920)	—	(3,920)
Cumulative Effect of the Adoption of ASU 2023-02	—	—	—	—	(21)	—	(21)
Balance as of January 1, 2023, as Adjusted for Change in Accounting Principles	66,514	27,751,950	278	96,529	244,744	(17,942)	390,123
Stock-based Compensation	—	44,753	—	3,954	—	—	3,954
Comprehensive Income (Loss)	—	—	—	—	39,960	(304)	39,656
Stock Options Exercised	—	305,950	3	960	—	—	963
Stock Repurchases	—	(423,749)	(4)	(4,537)	—	—	(4,541)
Forfeiture of Restricted Stock Awards	—	(250)	—	—	—	—	—
Vested Restricted Stock Units	—	121,603	1	(1)	—	—	—
Restricted Shares Withheld for Taxes	—	(51,292)	(1)	(585)	—	—	(586)
Preferred Stock Dividend	—	—	—	—	(4,054)	—	(4,054)
BALANCE December 31, 2023	66,514	27,748,965	277	96,320	280,650	(18,246)	425,515
Stock-based Compensation	—	38,724	—	3,905	—	—	3,905
Comprehensive Income	—	—	—	—	32,825	4,882	37,707
Stock Options Exercised	—	99,385	1	762	—	—	763
Stock Repurchases	—	(446,509)	(4)	(5,190)	—	—	(5,194)
Vested Restricted Stock Units	—	160,630	2	(2)	—	—	—
Restricted Shares Withheld for Taxes	—	(48,746)	—	(707)	—	—	(707)
Preferred Stock Dividend	—	—	—	—	(4,054)	—	(4,054)
BALANCE December 31, 2024	66,514	27,552,449	276	95,088	309,421	(13,364)	457,935
Stock-based Compensation	—	30,728	—	4,199	—	—	4,199
Comprehensive Income	—	—	—	—	46,088	13,925	60,013
Stock Options Exercised	—	233,934	2	1,937	—	—	1,939
Stock Repurchases	—	(167,709)	(1)	(2,190)	—	—	(2,191)
Vested Restricted Stock Units	—	154,473	2	(2)	—	—	—
Restricted Shares Withheld for Taxes	—	(43,905)	(1)	(745)	—	—	(746)
Preferred Stock Dividend	—	—	—	—	(4,054)	—	(4,054)
BALANCE December 31, 2025	$ 66,514	27,759,970	$ 278	$ 98,287	$351,455	$ 561	$517,095

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)

	December 31, 2025	December 31, 2024	December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 46,088	$ 32,825	$ 39,960
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Net Amortization on Securities Available for Sale	(3,639)	(1,358)	10
Net (Gain) Loss on Sales of Securities Available for Sale	(614)	(385)	33
Provision for Credit Losses on Loans and Leases	5,650	2,900	2,050
Provision (Credit) for Off-Balance Sheet Exposures	400	625	(2,225)
Loan Discount Accretion	(1,693)	—	—
Depreciation of Premises and Equipment	2,468	2,368	2,509
Loss on Disposal of Premises and Equipment	6	—	20
Amortization of Other Intangible Assets	921	78	100
Amortization of Right-of-use Asset	558	559	534
Cash Surrender Value of Bank-Owned Life Insurance	(1,661)	(1,326)	(992)
Amortization of Subordinated Debt Issuance Costs	402	382	383
Net Gain on Sales of Foreclosed Assets	—	(62)	—
Stock-based Compensation	4,199	3,905	3,954
Deferred Income Taxes	(2,004)	24	676
Remeasurement of Interest Rate Swap	(30)	—	—
Changes in Operating Assets and Liabilities:			
Accrued Interest Receivable and Other Assets	(13,947)	2,364	(20,902)
Accrued Interest Payable and Other Liabilities	(9,292)	3,477	3,905
Net Cash Provided by Operating Activities	27,812	46,376	30,015
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease in Bank-Owned Certificates of Deposit	4,377	—	1,181
Proceeds from Sales of Securities Available for Sale	76,953	101,612	28,756
Proceeds from Maturities, Paydowns, Payups and Calls of Securities Available for Sale	153,875	65,600	32,747
Purchases of Securities Available for Sale	(206,101)	(245,175)	(113,648)
Net Increase in Loans	(438,814)	(26,247)	(157,874)
Purchase of FHLB Stock	(59,690)	(88,772)	(87,091)
Redemption of FHLB Stock	57,865	86,824	89,600
Purchases of Premises and Equipment	(5,847)	(4,080)	(2,970)
Proceeds from Sales of Foreclosed Assets	185	496	116
Cash Received, Net of Cash Paid for Acquisition	—	17,284	—
Purchase of Bank-Owned Life Insurance	(4,630)	(2,778)	—
Redemption of Bank-owned Life Insurance	4,361	—	—
Net Cash Used in Investing Activities	(417,466)	(95,236)	(209,183)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net Increase in Deposits	233,602	119,250	293,405
Net Decrease in Federal Funds Purchased	—	—	(287,000)
Principal Payment on Notes Payable	(13,750)	—	—
Proceeds from FHLB Advances	1,234,500	997,000	679,500
Principal Payments on FHLB Advances	(1,194,500)	(957,000)	(457,000)
Issuance of Subordinated Debt, net of Issuance Costs	78,605	—	—
Redemption of Subordinated Debt	(50,000)	—	—
Preferred Stock Dividends Paid	(4,054)	(4,054)	(4,054)
Stock Options Exercised	1,939	763	963
Stock Repurchases	(2,191)	(5,194)	(4,541)
Shares Repurchased for Tax Withholdings Upon Vesting of Restricted Stock-Based Awards	(713)	(634)	(457)
Shares Repurchased for Tax Withholdings Upon Exercise of Stock Options	(33)	(73)	(129)
Net Cash Provided by Financing Activities	283,405	150,058	220,687
NET CHANGE IN CASH AND CASH EQUIVALENTS	(106,249)	101,198	41,519
Cash and Cash Equivalents Beginning	229,760	128,562	87,043
Cash and Cash Equivalents Ending	$ 123,511	$ 229,760	$ 128,562

See accompanying notes to consolidated financial statements.

Bridgewater Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)

	December 31, 2025	December 31, 2024	December 31, 2023
SUPPLEMENTAL CASH FLOW DISCLOSURE			
Cash Paid for Interest	$ 149,789	$ 144,596	$ 114,347
Cash Paid for Income Taxes			
Federal	$ 8,300	$ 2,850	$ 5,650
Minnesota	5,748	2,766	4,639
Other States [1]	235	137	99
Total Cash Paid for Income Taxes	$ 14,283	$ 5,753	$ 10,388
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Loans Transferred to Foreclosed Assets	$ 185	$ 434	$ 116
Premises and Equipment Transferred to Other Assets	1,330	—	—
Acquisition:			
Fair Value of Assets Acquired	$ —	$ 282,229	$ —
Fair Value of Liabilities Assumed	—	258,489	—
Net Assets Acquired	$ —	$ 23,740	$ —

(1)   Jurisdiction below the 5 percent of total income taxes paid (net of refunds) threshold for the periods presented.

See accompanying notes to consolidated financial statements.

(dollars in thousands, except share data)

Note 1: Description of the Business and Summary of Significant Accounting Policies

Organization

Bridgewater Bancshares, Inc. (the "Company") is a financial holding company headquartered in St. Louis Park, Minnesota, whose operations consist of the ownership of its wholly-owned banking subsidiary: Bridgewater Bank (the "Bank"). The Bank commenced operations in 2005 and provides retail and commercial loan and deposit services, principally to customers within the Twin Cities MSA. In 2008, the Bank formed BWB Holdings, LLC, a wholly owned subsidiary of the Bank, for the purpose of holding repossessed property. In 2018, the Bank formed Bridgewater Investment Management, Inc., a wholly owned subsidiary of the Bank, for the purpose of holding certain municipal securities and to engage in municipal lending activities.

Recent Developments

On June 24, 2025, the Company entered into a Subordinated Note Purchase Agreement with certain institutional accredited investors and qualified institutional buyers pursuant to which the Company sold and issued $80.0 million in aggregate principal amount of its 7.625% Fixed-to-Floating Rate Subordinated Notes due 2035 (the "Notes"). The Notes were issued by the Company to such purchasers at a price equal to 100% of their face amount. The Company used the net proceeds it received from the sale of the Notes to redeem $50 million of outstanding 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030 and for general corporate purposes.

On July 4, 2025, the U.S. government enacted tax legislation commonly referred to as the One Big Beautiful Bill Act. The Company evaluated the impact of the legislation in accordance with ASC 740 and determined that it did not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2025.

On September 30, 2025, the Company announced its plan to close its Country Village branch location, effective December 29, 2025, given the close proximity to its other locations.

In February 2026, the Company opened a new branch location in Lake Elmo, Minnesota to expand the Company's presence in the eastern side of the Twin Cities market.

Principles of Consolidation

The consolidated financial statements include the amounts of the Company, the Bank, with locations in Bloomington, Greenwood, Minneapolis (2), Minnetonka, Orono, St. Louis Park, and St. Paul, Minnesota, BWB Holdings, LLC, and Bridgewater Investment Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Information available which could affect judgments includes, but is not limited to, changes in interest rates, changes in the performance of the economy, including elevated levels of inflation and possible recession, and changes in the financial condition of borrowers.

Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for credit losses ("ACL").

Business Combinations

Business combinations are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method, the acquiring entity in a business combination recognizes all of the acquired assets and assumed liabilities at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including identified intangible assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies are also recognized at fair value if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the Consolidated Statements of Income from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.

Cash and Cash Equivalents

For purpose of the consolidated statements of cash flows, cash and cash equivalents include cash, both interest bearing and noninterest bearing balances due from banks and federal funds sold, all of which mature within 90 days. Cash flows from loans, deposits, federal funds purchased and notes payable are reported net.

Bank-Owned Certificates of Deposit

Bank-owned certificates of deposit mature within five years and are carried at cost.

Securities Available for Sale

Debt securities are classified as available for sale and are carried at fair value with unrealized gains and losses reported in other comprehensive income (loss). Realized gains and losses on securities available for sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on sales of securities are determined using the specific identification method on the trade date. The amortization of premiums and accretion of discounts are recognized in interest income over the estimated life (earliest call date, maturity, or estimated life) using a prospective method that approximates level yield.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid balances adjusted for charge-offs, the allowance for credit losses, any deferred fees or costs on originated loans, and premiums or discounts on purchased loans.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and recognized as an adjustment of the related loan yield using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The accrual of interest on all loans is discontinued if the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income and amortization of related deferred loan fees or costs is suspended. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. The cash-basis is used when a determination has been made that the principal and interest of the loan is collectible. If collectability of the principal and interest is in doubt, payments are applied to loan principal. The determination of ultimate collectability is supported by a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment, including consideration of the borrower's sustained historical repayment performance and other relevant factors. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, the borrower has demonstrated a period of sustained performance, and future payments are reasonably assured. A sustained period of repayment performance generally would be a minimum of six months.

Loans – Acquired

Loans purchased in acquisition transactions are acquired loans, and are recorded at their estimated fair value on the acquisition date. Acquired loans that have evidence of more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated ("PCD") loans. At acquisition, an estimate of expected credit losses is made for PCD loans. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair value to establish the initial amortized cost basis of the PCD loans. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors, resulting in a discount or premium that is amortized to interest income. For acquired loans not deemed PCD loans at acquisition, the difference between the initial fair value mark and the unpaid principal balance are recognized in interest income over the estimated life of the loans. In addition, an initial allowance for expected credit losses is estimated and recorded as provision expense at the acquisition date. The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

Allowance for Credit Losses

Securities Available for Sale

For any securities classified as available for sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or if it is more likely than not it will be required to sell the security, before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through income with the establishment of an allowance. For securities that do not meet the aforementioned criteria, the Company evaluates whether any portion of the decline in fair value is the result of credit deterioration. In making this assessment, management considers the extent to which the amortized cost of the security exceeds its fair value, changes in credit ratings and any other known adverse conditions related to the specific security, among other factors. If the assessment indicates that a credit loss exists, an allowance for credit losses is recorded for the amount by which the amortized cost basis of the security exceeds the present value of cash flows expected to be collected, limited by the amount by which the amortized cost exceeds fair value. Any credit loss not recognized in the allowance for credit losses is recognized in other comprehensive income.

Changes in the ACL on securities are recorded as a provision for (or recovery of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of a security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on securities available for sale is excluded from the estimate of credit losses.

Loans

The ACL on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on loans over their contractual life. The contractual term does not consider extensions, renewals or modifications. Loans are charged off against the ACL on loans when management believes the uncollectibility of a loan balance has been confirmed. Recoveries do not exceed the aggregate of amounts previously charged off or expected to be charged off. Subsequent recoveries, if any, are credited to the ACL on loans.

The ACL on loans is measured on a collective or pooled basis when similar risk characteristics exist. The Company's pooling method is primarily based on loan purpose and collateral type and generally follows the Company's loan segmentation for regulatory reporting. The Company has identified the following pools of loans with similar risk characteristics for measuring the ACL on loans:

Commercial: Commercial loans generally are loans to sole proprietorships, partnerships, corporations, and other business enterprises to finance working capital, capital investment, or for other business related purposes. Collateral generally consists of pledges of business assets or interests, including but not limited to accounts receivable, inventory, plant and equipment, and real estate interests, if applicable. The primary repayment sources for commercial loans are the cash flow of the operating businesses which can be adversely affected by company, industry and economic business cycles. Commercial loans may be secured or unsecured.

Leases: The lease portfolio consists primarily of business purpose auto loans, managed through a select number of third parties. Leases are generally secured by an assignment of the lease. Repayment of leases is highly reliant on employment income. The primary risk characteristics associated with leases typically include major changes to the borrower's financial or personal circumstances, including unemployment or other loss of income, significant unexpected expenses, such as major medical expenses, catastrophic events, divorce or death.

Construction and Land Development: Construction and land development loans are generally loans to finance land development or the construction of industrial, commercial, or multifamily buildings. Construction loans can include construction of new structures, additions or alterations to existing structures, or the demolition of existing structures to make way for new structures. Construction loans are generally secured by real estate. The primary risk characteristics are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules and the reliance on the sale of the completed project as the primary repayment source for the loan. Factors that may influence the completion of construction may be customer specific, such as the quality and depth of property management, or related to changes in general economic conditions. Trends in the commercial and residential construction industries can significantly impact the credit quality of these loans due to supply and demand imbalances. In addition, fluctuations in real estate values can significantly impact the credit quality of these loans, as property values may determine the economic viability of construction projects and adversely impact the value of the collateral securing the loan.

1-4 Family Construction: 1-4 family construction loans are generally loans to finance the construction of new structures, additions or alterations to existing structures, or the demolition of existing structures to make way for new structures. 1-4 family construction loans are generally secured by real estate. The primary risk characteristics are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of 1-4 family construction may be customer specific or related to changes in general economic conditions.

1-4 Family Mortgage: 1-4 family mortgage loans are generally loans to finance loans on owner occupied and nonowner occupied properties. 1-4 family mortgage loans are secured by first or second liens on the property. The degree of risk in residential mortgage lending involving owner occupied properties depends primarily on the

borrower's ability to repay and the loan amount in relation to collateral value. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrower's capacity to repay their obligations may be deteriorating. 1-4 family mortgage loans include credits to finance nonowner occupied properties used as rentals. These loans can involve additional risks as the borrower's ability to repay is based on the net operating income from the property which can be impacted by occupancy levels, rental rates, and operating expenses. Declines in net operating income can negatively impact the value of the property which increases the credit risk in the event of default.

Multifamily: Multifamily loans are loans to finance multifamily properties. The primary source of repayment for multifamily loans is the cash flows of the underlying property. The primary risk characteristics include increases in vacancy rates, overbuilt supply, interest rates or changes in general economic conditions. Economic factors such as unemployment, wage growth and home affordability can impact vacancy rates and property cash flow.

Commercial Real Estate (CRE) Owner Occupied: Owner occupied commercial real estate loans are properties that are owned and operated by the borrower and the primary source for repayment is the cash flow from the ongoing operations and activities conducted by the borrower's business. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Also, certain types of businesses also may require specialized facilities that can increase costs and may not be economically feasible to an alternative user, which could adversely impact the market value of the collateral. Factors that may influence a borrower's ability to repay their loan include demand for the business' products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions.

Commercial Real Estate (CRE) Nonowner Occupied: Nonowner occupied commercial real estate loans are investment properties and the primary source for repayment of the loan is derived from rental income associated with the property or proceeds of the sale of the property. Nonowner occupied commercial real estate loans consist of mortgage loans to finance investments in real property that may include, but are not limited to, commercial/retail office space, industrial/warehouse space, hotels, assisted living facilities and other specific use properties. The primary risk characteristics include impacts of overall leasing rates, absorption timelines, levels of vacancy rates and operating expenses, and general economic conditions. Banks that are concentrated in commercial real estate lending are subject to additional regulatory scrutiny and must employ enhanced risk management practices.

Consumer and Other: Consumer and other loans generally include personal lines of credit and amortizing loans made to qualified individuals for various purposes such as auto loans, debt consolidation loans, personal expense loans or overdraft protection. The primary risk characteristics associated with consumer and other loans typically include major changes to the borrower's financial or personal circumstances, including unemployment or other loss of income, significant unexpected expenses, such as major medical expenses, catastrophic events, divorce or death.

Management assesses the adequacy of the ACL on loans on a quarterly basis. Management estimates the ACL on loans using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company uses the weighted-average remaining maturity, or WARM, method as the basis for estimating expected credit losses. The WARM method uses a historical average annual charge-off rate. This average annual charge-off rate contains loss content over a historical lookback period and is used as a foundation for estimating the ACL on loans for the remaining outstanding balances of loans by segment at the balance sheet date. The average annual charge-off rate is applied to the contractual term to determine the unadjusted historical charge-off rate. The calculation of the unadjusted historical charge-off rate is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loan segments. Accrued interest receivable on loans available for sale is excluded from the estimate of credit losses.

Forecast adjustments to the historical loss rate are based on a forecast of the U.S. national unemployment rate, a forecast of the difference between the 10-year and 3-month treasury rates, and the most recent available BBB rated corporate bond spreads to U.S. Treasury securities, or BBB Spread. The forecast overlay adjustment for the reasonable and supportable forecast assumes an immediate reversion after a one-year forecast period to historical loss rates for the remaining life of the respective loan segment.

Qualitative factors are used to cover losses that are expected but, in the Company's assessment, may not be adequately represented in the quantitative analysis or the forecasts described above. These qualitative factors serve to compensate for additional areas of uncertainty inherent in the portfolio that are not reflected in the historic loss factors. Each qualitative loss factor, for each loan segment within the portfolio, incorporates consideration for a minimum to maximum range for loss factors. These qualitative factor adjustments may increase or decrease the Company's estimate of expected credit losses and are applied to each loan segment. The qualitative factors applied to each loan segment include changes in lending policies and procedures, general economic and business conditions, the nature, volume and terms of loans, the experience, depth and ability of lending staff, the quality of the loan review function, the value of underlying collateral, competition, legal and regulatory factors, the volume and severity of watchlist and past due loans, and the level of concentrations.

Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the pooled evaluations and typically represent collateral dependent loans but may also include other nonperforming loans or modifications. The Company has elected to use the practical expedient to measure individually evaluated loans as collateral dependent when repayment is expected to be provided substantially through the operation or sale of the collateral. The credit loss is measured as the difference between the amortized cost basis of the loan and the fair value of the underlying collateral. The fair value of the collateral is adjusted for the estimated cost to sell if repayment or satisfaction of a loan is dependent on the sale of the collateral.

Management may also adjust its assumptions to account for differences between expected and actual losses from period to period. The variability of management's assumptions could alter the ACL on loans materially and impact future results of operations and financial condition. The loss estimation models and methods used to determine the allowance for credit losses are continually refined and enhanced.

<u>Off-Balance Sheet Credit Exposures</u>

The Company maintains a separate ACL on off-balance sheet credit exposures, including unfunded loan commitments, financial guarantees, and letters of credit, which is included in other liabilities on the consolidated balance sheet, unless the obligation is unconditionally cancellable. The ACL on off-balance sheet credit exposures is adjusted as a provision for (or recovery of) credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over the estimated life of such commitments. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of the loan segment and applied to the amount of commitments expected to fund.

Federal Home Loan Bank Stock

The Bank is a member of FHLB Des Moines. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. Restricted stock is carried at cost and periodically evaluated for impairment. Because this stock is viewed as a long-term investment, impairment is based on ultimate recovery at par value. Both cash and stock dividends are reported as income.

Premises and Equipment

Land is stated at cost. Premises and equipment are stated at cost less accumulated depreciation on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful life or lease term for leasehold improvements. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Construction in Process

The Company capitalizes costs associated with assets under construction. Construction in progress ("CIP") represents expenditures for projects that are not yet ready for their intended use as of the balance sheet date. CIP is recorded at cost and is not depreciated until the related asset is placed into service. Upon completion, accumulated CIP balances are transferred to the appropriate premises and equipment category and depreciated over the asset's estimated useful life.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated selling cost at the date of foreclosure, establishing a new cost basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance. Subsequent to foreclosure, valuations are periodically performed by management and the assets held for sale are carried at the lower of the new cost basis or fair value less cost to sell. This evaluation is inherently subjective and requires estimates that are susceptible to significant revisions as more information becomes available.

Impairment losses on assets to be held and used are measured at the amount by which the carrying amount of a property exceeds its fair value. Costs relating to holding and improving assets are expensed. Revenues and expenses from operations are included in other noninterest income and expense on the income statement.

Goodwill and Intangible Assets

Intangible assets attributed to the value of core deposits and favorable lease terms are stated at cost less accumulated amortization and reported in other intangible assets in the consolidated balance sheets. Intangible assets are amortized on a straight-line basis over the estimated lives of the assets.

The excess of purchase price over fair value of net assets acquired is recorded as goodwill and is not amortized.

The Company conducts an annual impairment test of goodwill in the third quarter of each year, or more frequently if events or changes in circumstances indicate that is is more likely than not that the fair value of a reporting unit or asset is below its carrying amount. The Company evaluates goodwill for impairment using a method that incorporates a qualitative assessment and, when necessary, a quantitative fair value analysis. There have been no indications or triggering events during the year ended December 31, 2025, for which management believes is more likely than not that goodwill is impaired.

Leases

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease team. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the extension or termination option.

Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. The Company's ROU asset is included in other assets and its lease liability is included in other liabilities in the accompanying consolidated balance sheets. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors. The Company has elected not to recognize leases with original terms of 12 months or less on the consolidated balance sheet.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Transfers of Financial Assets and Participating Interests

Transfers of an entire financial asset or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

The transfer of a participating interest in an entire financial asset must also meet the definition of a participating interest. A participating interest in a financial asset has all of the following characteristics: (1) from the date of transfer, it must represent a proportionate (pro rata) ownership interest in the financial asset, (2) from the date of transfer, all cash flows received, except any cash flows allocated as any compensation for servicing or other services performed, must be divided proportionately among participating interest holders in the amount equal to their share ownership, (3) the rights of each participating interest holder must have the same priority, and (4) no party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to do so.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities.

Under GAAP, a valuation allowance is required to be recognized if it is "more likely than not" that the deferred tax asset will not be realized. The determination of the realizability of the deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, the forecasts of future income, applicable tax planning strategies, and assessments of the current and future economic and business conditions.

In preparation of the income tax returns, tax positions are taken based on interpretation of federal and state income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts ultimately due or owed. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. The Company recognizes both interest and penalties as a component of other noninterest expense.

The amount of the uncertain tax positions was not deemed to be material. It is not expected that the unrecognized tax benefit will be material within the next 12 months. The Company did not recognize any interest or penalties for the years ended December 31, 2025, 2024 and 2023.

Tax Credit Investments

The Company invests in qualified affordable housing projects and federal historic projects for the purpose of community reinvestment and obtaining tax credits. These investments are included in other assets on the balance sheet, with any unfunded commitments included within other liabilities. The qualified affordable housing projects and federal historic projects are accounted for under the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is recognized over the period that the Company expects to receive the tax credits, with the expense included within income tax expense on the consolidated statements of income. Management analyzes these investments for potential impairment when events or changes in circumstances indicate that it is more likely than not that the carrying amount of the investment will not be realized. An impairment loss is measured as the amount by which the carrying amount of an investment exceeds its fair value.

The Company is not required to consolidate variable interest entities in which it has concluded it does not have a controlling financial interest and is not the primary beneficiary. The Company's maximum exposure to loss related to its investments in these unconsolidated variable interest entities is limited to the carrying amount of the investment, net of any unfunded capital commitments and previously recorded tax credits which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level.

Comprehensive Income

Recognized revenue, expenses, gains, and losses are included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale and changes in the fair value of derivative instruments designated as a cash flow hedge, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Derivative Financial Instruments

The Company uses derivative financial instruments, which consist of interest rate swaps, interest rate caps and fair value swaps, to assist in its interest rate risk management. All derivatives are measured and reported at fair value on the Company's consolidated balance sheet as other assets or other liabilities. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings, specifically in noninterest income. The Company does not use derivative instruments for trading or speculative purposes.

The Company enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments to meet client needs, the Company enters into offsetting positions with large U.S. and international financial institutions in order to minimize the risk to the Company. These swaps are derivatives, but are not designated as hedging instruments.

Cash flow hedges represent a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. The Company prepares written hedge documentation for all derivatives which are designed as hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management's assertion that the hedge will be highly effective. Assessments of hedge effectiveness and measurements of hedge ineffectiveness are performed at least quarterly. For a cash flow hedge that is effective, the gain or loss on the derivative is reported as a component in other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. The changes in the fair value of derivatives that are not highly effective in hedging the changes in expected cash flows of the hedged item are recognized immediately in current earnings. To determine fair value, the Company uses third party pricing models that incorporate assumptions about market conditions and risks that are current at the reporting date.

The Company enters into fair value hedges to mitigate the effect of changing interest rates on the fair value of fixed rate available for sale securities. The gain or loss on a given derivative instrument, as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk, are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the corresponding hedged item. The Company prepares written hedge documentation for all derivatives which are designed as hedges. The written hedge documentation includes identification of, among other items, the risk management objective, hedging instrument, hedged item and methodologies for assessing and measuring hedge effectiveness and ineffectiveness, along with support for management's assertion that the hedge will be highly effective.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income.

Hedge accounting is discontinued prospectively when a derivative no longer qualifies for hedge accounting, including when the hedging relationship is determined to be ineffective, the derivative instrument is terminated, or the Company removes the hedge designation. Upon discontinuance of a fair value hedge, the derivative instrument continues to be recognized at fair value in the consolidated balance sheets, with subsequent changes in fair value recognized in earnings. The cumulative basis adjustment to the carrying amount of the hedged item resulting from the hedge relationship is amortized to earnings over the remaining life of the hedged item, as applicable. If the hedged item is sold or otherwise derecognized, any remaining unamortized basis adjustment is recognized in earnings as part of the gain or loss on sale.

Upon discontinuance of a cash flow hedge, amounts previously recorded in accumulated other comprehensive income remain in accumulated other comprehensive income and are reclassified into earnings in the same periods during which the hedged forecasted transactions affect earnings. If the hedged forecasted transaction is no longer probable of occurring, the related amounts in accumulated other comprehensive income are immediately reclassified into earnings.

Stock-based Compensation

The Company's stock-based compensation plans provide for awards of stock options, restricted stock units, and other stock awards to the Company's directors, officers, and employees. The cost of services received in exchange for awards of equity instruments is based on the grant-date fair value of those awards. Compensation cost is recognized over the requisite service period as a component of compensation expense. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures are recognized as they occur. The Company uses the Black-Scholes model to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards and restricted stock units.

Earnings per Share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings common per share are calculated by dividing net income by the weighted average number of shares adjusted for the dilutive effect of stock compensation using the treasury stock method.

Segment Reporting

An operating segment is generally defined as a component of a business for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker ("CODM'). Substantially all of the Company's operations involve the delivery of loan and deposit products to clients. The Company's CODM makes operating decisions and assesses performance based on an ongoing review of the banking activities, which constitute the Company's only operating segment for financial reporting purposes. The Company's single segment is managed on a consolidated basis by the CODM who is the Chief Executive Officer.

The accounting policies of this segment are the same as those described throughout these significant accounting policies. The CODM assesses performance of the segment and determines the allocation of resources based on consolidated net income, which is reported in the Consolidated Statements of Income. Consolidated net income is used in deciding where to deploy capital and to monitor budget vs. actual results. It is also used in benchmarking performance measures to Company peers for compensation related analysis. The measure of segment assets is reported on the Consolidated Balance Sheets as total consolidated assets.

(dollars in thousands, except share data)

Reclassifications

Certain reclassifications have been made to the 2024 consolidated financial statements to conform to the 2025 classifications.

Impact of Recently Adopted Accounting Guidance

On January 1, 2025, the Company adopted Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic ASC 740) Income Taxes. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in rate reconciliation and (2) disaggregation of income taxes paid by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. The Company adopted this standard on a prospective basis and did not have a material impact on the Company's consolidated financial statements.

Impact of Recently Issued Accounting Standards

The following ASUs have been issued by FASB and may impact the Company's consolidated financial statements in future reporting periods.

On November 4 2024, the FASB issued ASU 2024-03, *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The ASU requires disclosure, in the notes of the financial statements, of specific information about costs and expenses. The amendments require an entity to: (1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization ("DD&A") recognized as part of oil-and gas-producing activities included in each relevant expense caption; (2) include certain amounts already required to be disclosed by GAAP in the same disclosure as the other disaggregated requirements; (3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) disclose the total amount of selling expenses and an entity's definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the provisions of the amendments and the impact on its future consolidated statements.

On September 18, 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The ASU removes all references to a prescriptive and sequential software development method (referred to as "project stages") throughout Subtopic 350-40. The amendments require an entity to start capitalizing software costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. The amendments are effective for annual reporting periods beginning after December 15, 2027 and for interim reporting within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact of ASU 2025-06.

(dollars in thousands, except share data)

On November 25, 2025 the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.* The ASU clarifies certain aspects of hedge accounting guidance and addresses incremental hedge accounting issues arising from the global reference rate reform initiative. The ASU addresses five key issues and aims to align hedge accounting more closely with the economics of an entity's risk management activities, enabling entities to achieve and maintain hedge accounting for highly effective economic hedges of forecasted transactions. The amendments are effective for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual reporting periods. Entities should apply the amendments on a prospective basis. Early adoption is permitted for both interim and annual reporting periods. The Company is currently evaluating the impact of ASU 2025-09.

On December 8, 2025 the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements.* The ASU aims to enhance the clarity and navigability of guidance in Topic 270, *Interim Reporting*, and specifies the disclosures required during interim reporting periods. The amendments clarify that Topic 270 applies to all entities that provide interim financial statements and notes in accordance with GAAP. The ASU provides a comprehensive list of interim disclosures required by GAAP, which is intended to improve efficiency in using the Codification. The list clarifies existing requirements and does not aim to expand or reduce current interim disclosure obligations. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. Early adoption is permitted and can be applied prospectively or retrospectively. Company is currently evaluating the impact of ASU 2025-11.

On December 17, 2025 the FASB issued ASU 2025-12, *Codification Improvements*. The ASU addresses various technical corrections, clarifications, and minor improvements to the FASB Accounting Standards Codification. The amendments are varied in nature and may impact the application of guidance in areas where the original guidance was unclear. The amendments are effective for annual reporting periods beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted for both interim and annual reporting periods. Entities may elect to early adopt the amendments on a issue-by-issue basis. The Company is currently evaluating the impact of ASU 2025-12.

Note 2: Business Combination

On December 13, 2024, the Bank completed its acquisition of FMCB in an all-cash transaction with total consideration of $33.1 million. The primary reasons for the acquisition were for continued growth and to increase the Company's presence in the Twin Cities market. Immediately following the completion of the acquisition, FMCB was merged with and into the Bank, with the Bank as the surviving entity. Net interest income and net income for FMCB were $408,000 and $373,000, respectively, since the date of acquisition through December 31, 2024 and were included in the Company's Consolidated Statements of Income. Merger-related expenses of $712,000 and $2.0 million are reflected in noninterest expense on the Consolidated Statements of Income for the year ended December 31, 2024, and December 31, 2025, respectively. The pro forma information has not been included as it is impracticable due to the lack of available historical U.S. GAAP financial data and the proximity between closing on the transaction to the end of the year.

Goodwill of $9.4 million was recorded in connection with the acquisition, which reflects expected synergies from combining the operations of the companies and is fully deductible for tax purposes over fifteen years.

The following table presents a summary of the fair values of assets acquired and liabilities assumed as of the acquisition date:

(dollars in thousands)	December 31, 2024
Assets	
Cash and Cash Equivalents	$ 50,380
Bank-Owned Certificates of Deposits	4,375
Securities Available for Sale	89,345
Loans, Net of PCD Allowance	119,308
FHLB Stock	252
Premises and Equipment	3,674
Accrued Interest	847
Core Deposit Intangible	7,740
Bank-Owned Life Insurance	6,065
Other Assets	243
Total Assets Acquired	$ 282,229
Liabilities	
Deposits	$ 257,569
Accrued Interest Payable	865
Other Liabilities	55
Total Liabilities Assumed	258,489
Net Assets Acquired	$ 23,740
Consideration Paid	
Cash Paid	33,096
Total Consideration Paid	33,096
Goodwill	$ 9,356

The Company acquired loans both with and without evidence of credit quality deterioration since origination. Acquired loans are recorded at their fair value at the time of acquisition with no carryover from the acquired institution's previously recorded allowance for loan and lease losses. Acquired loans are accounted for under ASC 326 - Measurement of Credit Losses on Financial Instruments.

The fair value of acquired loans recorded at the time of acquisition is based upon several factors, including the timing and payment of expected cash flows, as adjusted for estimated credit losses and prepayments, and then discounting these cash flows using comparable market rates. The resulting fair value adjustment is recorded in the form of a premium or discount to the unpaid principal balance of the respective loans. As it relates to PCD loans, the net premium or net discount is adjusted to reflect the Company's allowance for credit losses recorded for PCD loans at the time of acquisition, and the remaining fair value adjustment is accreted or amortized into interest income over the remaining life of the respective loans. As it relates to non-PCD loans, the credit loss and yield components of their fair value adjustment are aggregated, and the resulting net premium or net discount is accreted or amortized into interest income over the remaining life of the respective loans.

The following table presents a summary of PCD loans at acquisition:

(dollars in thousands)	December 31, 2024
Purchase Price of PCD Loans at Acquisition	$ 2,987
Allowance for Credit Losses on PCD Loans at Acquisition	114
Non-credit Discount at Acquisition	75
Par Value of PCD Loans at Acquisition	$ 3,176

Note 3: Earnings Per Share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share are calculated by dividing net income available to common shareholders by the weighted average number of common shares adjusted for the dilutive effect of stock compensation. For the years ended December 31, 2025, 2024 and 2023, 557,832, 786,830 and 1,096,472, respectively, of stock options and restricted stock units were excluded from the calculation because they were deemed to be antidilutive.

The following table presents the numerators and denominators for basic and diluted earnings per share computations for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands, except per share data)	Year Ended December 31,		
	2025	2024	2023
Net Income Available to Common Shareholders	$ 42,034	$ 28,771	$ 35,906
Weighted Average Common Stock Outstanding:			
Weighted Average Common Stock Outstanding (Basic)	27,544,024	27,479,764	27,857,420
Dilutive Effect of Stock Compensation	625,833	463,578	458,167
Weighted Average Common Stock Outstanding (Dilutive)	28,169,857	27,943,342	28,315,587
Basic Earnings per Common Share	$ 1.53	$ 1.05	$ 1.29
Diluted Earnings per Common Share	1.49	1.03	1.27

Note 4: Bank-Owned Certificates of Deposit

Certificates of deposit in other financial institutions by maturity are as follows:

(dollars in thousands)	December 31, 2025	December 31, 2024
Certificates of Deposit at Cost Maturing in:		
One Year or Less	$ —	$ 1,225
After One Year Through Five Years	—	3,152
	$ —	$ 4,377

Note 5: Securities

The following tables present the amortized cost and estimated fair value of securities with gross unrealized gains and losses at December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:				
U.S. Treasury Securities	$ 155,863	$ —	$ (9,657)	$ 146,206
Municipal Bonds	242,995	8,686	(12,513)	239,168
Mortgage-Backed Securities	252,291	3,442	(10,061)	245,672
Corporate Securities	93,080	1,958	(2,631)	92,407
U.S Government Agency Securities	8,664	73	(30)	8,707
Asset-Backed Securities	44,298	20	(37)	44,281
Total Securities Available for Sale	$ 797,191	$ 14,179	$ (34,929)	$ 776,441

(dollars in thousands)	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:				
U.S. Treasury Securities	$ 179,835	$ 3	$ (12,090)	$ 167,748
Municipal Bonds	139,891	23	(17,649)	122,265
Mortgage-Backed Securities	259,833	882	(15,825)	244,890
Corporate Securities	139,161	1,041	(6,016)	134,186
U.S Government Agency Securities	22,053	85	(56)	22,082
Asset-Backed Securities	76,891	211	(26)	77,076
Total Securities Available for Sale	$ 817,664	$ 2,245	$ (51,662)	$ 768,247

Securities with a carrying value of $254.3 million and $289.9 million were pledged to secure public fund deposits and borrowing capacity at the Federal Reserve Discount Window as of December 31, 2025 and 2024, respectively.

The following tables present the fair value and gross unrealized losses of securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024:

(dollars in thousands, except number of holdings)	Number of Holdings	Less Than 12 Months		12 Months or Greater		Total	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2025							
U.S. Treasury Securities	2	$ —	$ —	$ 146,206	$ (9,657)	$ 146,206	$ (9,657)
Municipal Bonds	185	22,430	(354)	94,839	(12,159)	117,269	(12,513)
Mortgage-Backed Securities	108	4,701	(14)	110,265	(10,047)	114,966	(10,061)
Corporate Securities	45	10,341	(68)	39,318	(2,563)	49,659	(2,631)
U.S Government Agency Securities	25	800	(3)	1,884	(27)	2,684	(30)
Asset-Backed Securities	7	13,024	(31)	6,150	(6)	19,174	(37)
Total Securities Available for Sale	372	$ 51,296	$ (470)	$ 398,662	$ (34,459)	$ 449,958	$ (34,929)

(dollars in thousands, except number of holdings)	Number of Holdings	Less Than 12 Months		12 Months or Greater		Total	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024							
U.S. Treasury Securities	14	$ 157,091	$ (12,090)	$ —	$ —	$ 157,091	$ (12,090)
Municipal Bonds	236	21,329	(120)	95,774	(17,529)	117,103	(17,649)
Mortgage-Backed Securities	168	47,636	(391)	118,824	(15,434)	166,460	(15,825)
Corporate Securities	93	6,860	(75)	91,666	(5,941)	98,526	(6,016)
U.S Government Agency Securities	38	5,878	(5)	4,071	(51)	9,949	(56)
Asset-Backed Securities	7	5,735	(5)	10,161	(21)	15,896	(26)
Total Securities Available for Sale	556	$ 244,529	$ (12,686)	$ 320,496	$ (38,976)	$ 565,025	$ (51,662)

At December 31, 2025 and 2024, 372 and 556 debt securities had unrealized losses with aggregate depreciation of approximately 7.2% and 8.4%, respectively, from the Company's amortized cost basis. These unrealized losses have not been recognized into income because management does not intend to sell these securities, and it is not more likely than not it will be required to sell the securities before recovery of its amortized cost basis. Furthermore, the unrealized losses are due to changes in interest rates and other market conditions and were not reflective of credit events. To make this determination, consideration is given to such factors as the credit rating of the issuer, level of credit enhancement, changes in credit ratings, market conditions such as current interest rates, any adverse conditions specific to the security, and delinquency status on contractual payments. As of December 31, 2025 and 2024, there was no allowance for credit losses carried on the Company's securities portfolio.

Accrued interest receivable on securities, which is recorded within accrued interest on the balance sheet, totaled $6.2 million at both December 31, 2025 and 2024, and was excluded from the estimate of credit losses.

The Company has entered into fair value hedging transactions to mitigate the impact of changing interest rates on the fair value of securities within the portfolio. See Note 11 – Derivative Instruments and Hedging Activities for additional information.

The following table presents a summary of amortized cost and estimated fair value of debt securities by the lesser of expected call date or contractual maturity as of December 31, 2025. Call date is used when a call of the debt security is expected, determined by the Company when the security has a market value above its amortized cost. Contractual maturities will differ from expected maturities for mortgage-backed, U.S. government agency securities and asset-backed securities because borrowers may have the right to call or prepay obligations without penalties.

(dollars in thousands)	Amortized Cost	Fair Value
December 31, 2025		
Due in One Year or Less	$ 26,639	$ 27,543
Due After One Year Through Five Years	120,988	125,871
Due After Five Years Through 10 Years	160,258	152,042
Due After 10 Years	184,053	172,325
Subtotal	491,938	477,781
Mortgage-Backed Securities	252,291	245,672
U.S Government Agency Securities	8,664	8,707
Asset-Backed Securities	44,298	44,281
Totals	$ 797,191	$ 776,441

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

The following table presents a summary of the proceeds from sales of securities available for sale, as well as gross gains and losses, for the years ended December 31, 2025, 2024, and 2023:

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Proceeds From Sales of Securities	$ 76,953	$ 101,612	$ 28,756
Gross Gains on Sales	632	1,594	247
Gross Losses on Sales	(18)	(1,209)	(280)

Note 6: Loans and Leases

The following table presents the components of the loan portfolio at December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Commercial	$ 547,245	$ 497,662
Leases	43,407	44,291
Construction and Land Development	216,163	97,255
1-4 Family Construction	45,152	41,961
Real Estate Mortgage:		
1-4 Family Mortgage	496,142	474,383
Multifamily	1,587,338	1,425,610
CRE Owner Occupied	189,754	191,248
CRE Nonowner Occupied	1,165,104	1,083,108
Total Real Estate Mortgage Loans	3,438,338	3,174,349
Consumer and Other	19,212	12,996
Total Loans, Gross	4,309,517	3,868,514
Allowance for Credit Losses	(56,443)	(52,277)
Net Deferred Loan Fees	(8,966)	(6,801)
Total Loans, Net	$ 4,244,108	$ 3,809,436

The following tables present the aging in past due loans and nonaccrual status, with and without an ACL, by loan segment as of December 31, 2025 and 2024:

	Accruing Interest					
(dollars in thousands)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual with ACL	Nonaccrual without ACL	Total
December 31, 2025						
Commercial	$ 546,499	$ 746	$ —	$ —	$ —	$ 547,245
Leases	43,407	—	—	—	—	43,407
Construction and Land Development	216,129	—	—	—	34	216,163
1-4 Family Construction	45,152	—	—	—	—	45,152
Real Estate Mortgage:						
1-4 Family Mortgage	495,922	164	—	—	56	496,142
Multifamily	1,574,043	—	—	13,295	—	1,587,338
CRE Owner Occupied	189,754	—	—	—	—	189,754
CRE Nonowner Occupied	1,156,397	58	—	8,649	—	1,165,104
Consumer and Other	19,212	—	—	—	—	19,212
Totals	$ 4,286,515	$ 968	$ —	$ 21,944	$ 90	$ 4,309,517

	Accruing Interest					
(dollars in thousands)	Current	30-89 Days Past Due	90 Days or More Past Due	Nonaccrual with ACL	Nonaccrual without ACL	Total
December 31, 2024						
Commercial	$ 497,432	$ 59	$ —	$ 171	$ —	$ 497,662
Leases	44,257	—	—	34	—	44,291
Construction and Land Development	97,197	—	—	—	58	97,255
1-4 Family Construction	41,961	—	—	—	—	41,961
Real Estate Mortgage:						
1-4 Family Mortgage	474,185	178	—	—	20	474,383
Multifamily	1,425,610	—	—	—	—	1,425,610
CRE Owner Occupied	190,197	1,051	—	—	—	191,248
CRE Nonowner Occupied	1,083,108	—	—	—	—	1,083,108
Consumer and Other	12,975	3	—	18	—	12,996
Totals	$ 3,866,922	$ 1,291	$ —	$ 223	$ 78	$ 3,868,514

The Company aggregates loans into credit quality indicators based on relevant information about the ability of borrowers to service their debt by using internal reviews in which management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate, and the fair values of collateral securing the loans. The Company analyzes all loans individually to assign a risk rating, grouped into six major categories defined as follows:

Pass: A pass loan is a credit with no known or existing potential weaknesses deserving of management's close attention.

Watch: Loans classified as watch have a credit where the borrower's financial strength and performance has been declining and may pose an elevated level of risk. Watch loans have been identified as having minor deterioration in loan quality or other credit weaknesses/circumstances meriting closer attention of management. Watch loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Special Mention: Loans classified as special mention have a potential weakness that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan of the Company's credit position at some future date. Special mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification. This is a transitional rating and loans should not be classified special mention for more than one year.

Substandard: Loans classified as substandard are not adequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. Well defined weaknesses include a borrower's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time, or the failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loss: Loans classified as loss are considered uncollectible and charged-off immediately.

The following tables present loan balances classified by credit quality indicators by year of origination as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025							
	2025	2024	2023	2022	2021	Prior	Revolving	Total
Commercial								
Pass	$ 163,333	$ 83,059	$ 17,582	$ 28,653	$ 14,774	$ 25,668	$ 201,739	$ 534,808
Watch/Special Mention	—	—	584	165	—	—	1,234	1,983
Substandard	—	135	—	10,313	6	—	—	10,454
Total Commercial	163,333	83,194	18,166	39,131	14,780	25,668	202,973	547,245
Current Period Gross Write-offs	21	—	1,239	58	186	—	—	1,504
Leases								
Pass	15,721	11,057	8,412	5,390	1,749	1,078	—	43,407
Total Leases	15,721	11,057	8,412	5,390	1,749	1,078	—	43,407
Current Period Gross Write-offs	—	—	—	15	—	—	—	15
Construction and Land Development								
Pass	158,592	42,019	1,598	222	412	—	13,286	216,129
Substandard	—	34	—	—	—	—	—	34
Total Construction and Land Development	158,592	42,053	1,598	222	412	—	13,286	216,163
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
1-4 Family Construction								
Pass	29,621	2,910	—	196	186	—	12,239	45,152
Total 1-4 Family Construction	29,621	2,910	—	196	186	—	12,239	45,152
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Real Estate Mortgage:								
1-4 Family Mortgage								
Pass	98,718	68,467	43,294	85,577	66,080	47,581	85,425	495,142
Substandard	944	—	—	56	—	—	—	1,000
Total 1-4 Family Mortgage	99,662	68,467	43,294	85,633	66,080	47,581	85,425	496,142
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Multifamily								
Pass	440,012	166,790	77,979	405,405	304,191	124,609	10,647	1,529,633
Watch/Special Mention	31,728	—	2,201	—	—	—	—	33,929
Substandard	13,296	—	—	10,480	—	—	—	23,776
Total Multifamily	485,036	166,790	80,180	415,885	304,191	124,609	10,647	1,587,338
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Owner Occupied								
Pass	22,102	20,740	23,532	52,754	28,295	26,910	1,932	176,265
Watch/Special Mention	—	—	1,510	5,823	432	2,171	1,842	11,778
Substandard	—	—	—	—	1,711	—	—	1,711
Total CRE Owner Occupied	22,102	20,740	25,042	58,577	30,438	29,081	3,774	189,754
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Nonowner Occupied								
Pass	367,117	252,912	70,464	216,814	123,618	113,955	4,110	1,148,990
Watch/Special Mention	—	—	—	—	—	133	—	133
Substandard	15,080	901	—	—	—	—	—	15,981
Total CRE Nonowner Occupied	382,197	253,813	70,464	216,814	123,618	114,088	4,110	1,165,104
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Total Real Estate Mortgage Loans	988,997	509,810	218,980	776,909	524,327	315,359	103,956	3,438,338
Consumer and Other								
Pass	3,046	198	306	269	44	1,074	14,275	19,212
Substandard	—	—	—	—	—	—	—	—
Total Consumer and Other	3,046	198	306	269	44	1,074	14,275	19,212
Current Period Gross Write-offs	—	—	4	—	—	—	30	34
Total Period Gross Write-offs	21	—	1,243	73	186	—	30	1,553
Total Loans	$ 1,359,310	$ 649,222	$ 247,462	$ 822,117	$ 541,498	$ 343,179	$ 346,729	$ 4,309,517

(dollars in thousands)	December 31, 2024							
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Revolving**	**Total**
Commercial								
Pass	$ 135,665	$ 45,089	$ 67,579	$ 23,353	$ 13,349	$ 19,794	$ 178,293	$ 483,122
Watch/Special Mention	—	—	76	96	29	—	1,716	1,917
Substandard	110	44	10,491	—	65	—	1,913	12,623
Total Commercial	135,775	45,133	78,146	23,449	13,443	19,794	181,922	497,662
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Leases								
Pass	15,128	12,684	9,736	4,057	1,504	1,148	—	44,257
Substandard	—	—	34	—	—	—	—	34
Total Leases	15,128	12,684	9,770	4,057	1,504	1,148	—	44,291
Current Period Gross Write-offs	—	—	—	—	11	—	—	11
Construction and Land Development								
Pass	74,967	6,027	6,791	585	—	—	8,827	97,197
Substandard	58	—	—	—	—	—	—	58
Total Construction and Land Development	75,025	6,027	6,791	585	—	—	8,827	97,255
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
1-4 Family Construction								
Pass	29,378	488	1,164	363	—	—	10,568	41,961
Total 1-4 Family Construction	29,378	488	1,164	363	—	—	10,568	41,961
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Real Estate Mortgage:								
1-4 Family Mortgage								
Pass	89,561	58,054	102,627	77,293	55,936	18,289	71,097	472,857
Watch/Special Mention	298	196	—	—	324	—	—	818
Substandard	20	45	—	—	—	643	—	708
Total 1-4 Family Mortgage	89,879	58,295	102,627	77,293	56,260	18,932	71,097	474,383
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
Multifamily								
Pass	219,162	133,916	486,854	336,859	161,626	57,679	6,624	1,402,720
Watch/Special Mention	9,953	2,245	10,692	—	—	—	—	22,890
Total Multifamily	229,115	136,161	497,546	336,859	161,626	57,679	6,624	1,425,610
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Owner Occupied								
Pass	22,761	31,402	62,522	34,228	17,801	15,355	2,121	186,190
Watch/Special Mention	—	—	—	1,759	1,739	—	593	4,091
Substandard	—	967	—	—	—	—	—	967
Total CRE Owner Occupied	22,761	32,369	62,522	35,987	19,540	15,355	2,714	191,248
Current Period Gross Write-offs	—	—	—	—	—	—	—	—
CRE Nonowner Occupied								
Pass	356,582	113,973	261,827	148,866	73,300	97,350	6,962	1,058,860
Watch/Special Mention	9,622	3,659	—	2,690	—	894	—	16,865
Substandard	7,261	122	—	—	—	—	—	7,383
Total CRE Nonowner Occupied	373,465	117,754	261,827	151,556	73,300	98,244	6,962	1,083,108
Current Period Gross Write-offs	1,236	—	—	—	—	—	—	1,236
Total Real Estate Mortgage Loans	715,220	344,579	924,522	601,695	310,726	190,210	87,397	3,174,349
Consumer and Other								
Pass	921	3,061	498	157	1,301	5	7,035	12,978
Substandard	—	18	—	—	—	—	—	18
Total Consumer and Other	921	3,079	498	157	1,301	5	7,035	12,996
Current Period Gross Write-offs	17	—	—	—	—	—	2	19
Total Period Gross Write-offs	1,253	—	—	—	11	—	2	1,266
Total Loans	$ 971,447	$ 411,990	$ 1,020,891	$ 630,306	$ 326,974	$ 211,157	$ 295,749	$ 3,868,514

The Company recorded a $5.7 million, $2.9 million, and $2.1 million provision for credit losses on loans and leases for the years ended December 31, 2025, 2024, and 2023, respectively. The following table presents the activity in the allowance for credit losses, by segment, for the year ended December 31, 2025, 2024, and 2023:

(dollars in thousands)	Beginning Balance	Provision for (Recovery of) Credit Losses for Loans and Leases	Loans and Leases Charged-off	Recoveries of Loans and Leases	Total Ending Allowance Balance
For the year ended December 31, 2025					
Commercial	$ 5,630	$ 1,853	$ (1,504)	$ 3	$ 5,982
Leases	368	(2)	(15)	1	352
Construction and Land Development	866	821	—	—	1,687
1-4 Family Construction	331	(15)	—	—	316
Real Estate Mortgage:					
1-4 Family Mortgage	2,795	(332)	—	12	2,475
Multifamily	23,120	655	—	—	23,775
CRE Owner Occupied	1,290	(210)	—	—	1,080
CRE Nonowner Occupied	17,735	2,816	—	44	20,595
Total Real Estate Mortgage Loans	44,940	2,929	—	56	47,925
Consumer and Other	142	64	(34)	9	181
Total	$ 52,277	$ 5,650	$ (1,553)	$ 69	$ 56,443

(dollars in thousands)	Beginning Balance	Day 1 PCD Allowance	Provision for (Recovery of) Credit Losses for Loans and Leases [1]	Loans and Leases Charged-off	Recoveries of Loans and Leases	Total Ending Allowance Balance
For the year ended December 31, 2024						
Commercial	$ 5,398	$ 90	$ 120	$ —	$ 22	$ 5,630
Leases	—	20	359	(11)	—	368
Construction and Land Development	2,156	—	(1,290)	—	—	866
1-4 Family Construction	558	—	(227)	—	—	331
Real Estate Mortgage:						
1-4 Family Mortgage	2,651	—	141	—	3	2,795
Multifamily	22,217	—	903	—	—	23,120
CRE Owner Occupied	1,184	—	106	—	—	1,290
CRE Nonowner Occupied	16,225	—	2,746	(1,236)	—	17,735
Total Real Estate Mortgage Loans	42,277	—	3,896	(1,236)	3	44,940
Consumer and Other	105	4	42	(19)	10	142
Total	$ 50,494	$ 114	$ 2,900	$ (1,266)	$ 35	$ 52,277

(1) Includes an initial provision for credit losses for non-PCD loans acquired in the FMCB transaction of $950,000 for the year ended December 31, 2024.

(dollars in thousands)	Beginning Balance	Impact of Adopting CECL	Provision for (Recovery of) Credit Losses for Loans and Leases	Loans and Leases Charged-off	Recoveries of Loans and Leases	Total Ending Allowance Balance
For the year ended December 31, 2023						
Commercial.	$ 6,501	$ (1,158)	$ 225	$ (180)	$ 10	$ 5,398
Leases	—	—	—	—	—	—
Construction and Land Development	3,911	(1,070)	(685)	—	—	2,156
1-4 Family Construction	845	(235)	(52)	—	—	558
Real Estate Mortgage:						
1-4 Family Mortgage.	4,325	(1,778)	99	—	5	2,651
Multifamily	17,459	3,318	1,440	—	—	22,217
CRE Owner Occupied	1,965	(943)	162	—	—	1,184
CRE Nonowner Occupied	12,576	2,869	780	—	—	16,225
Total Real Estate Mortgage Loans	36,325	3,466	2,481	—	5	42,277
Consumer and Other	151	(90)	81	(44)	7	105
Unallocated.	263	(263)	—	—	—	—
Total	$ 47,996	$ 650	$ 2,050	$ (224)	$ 22	$ 50,494

The following tables present the balance in the allowance for credit losses and the recorded investment in loans, by segment as of December 31, 2025 and 2024:

(dollars in thousands)	Individually Evaluated for Credit Loss	Collectively Evaluated for Credit Loss	Total
ACL at December 31, 2025			
Commercial	$ 134	$ 5,848	$ 5,982
Leases.	—	352	352
Construction and Land Development.	—	1,687	1,687
1-4 Family Construction	—	316	316
Real Estate Mortgage:			
1-4 Family Mortgage	—	2,475	2,475
Multifamily	789	22,986	23,775
CRE Owner Occupied	—	1,080	1,080
CRE Nonowner Occupied.	2,889	17,706	20,595
Total Real Estate Mortgage Loans	3,678	44,247	47,925
Consumer and Other	—	181	181
Total	$ 3,812	$ 52,631	$ 56,443

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

(dollars in thousands)	Individually Evaluated for Credit Loss		Collectively Evaluated for Credit Loss		Total	
ACL at December 31, 2024						
Commercial	$	133	$	5,497	$	5,630
Leases		6		362		368
Construction and Land Development		—		866		866
1-4 Family Construction		—		331		331
Real Estate Mortgage:						
1-4 Family Mortgage		—		2,795		2,795
Multifamily		—		23,120		23,120
CRE Owner Occupied		—		1,290		1,290
CRE Nonowner Occupied		—		17,735		17,735
Total Real Estate Mortgage Loans		—		44,940		44,940
Consumer and Other		5		137		142
Total	$	144	$	52,133	$	52,277

(dollars in thousands)	Individually Evaluated for Credit Loss		Collectively Evaluated for Credit Loss		Total	
Loans at December 31, 2025						
Commercial	$	10,527	$	536,718	$	547,245
Leases		—		43,407		43,407
Construction and Land Development		34		216,129		216,163
1-4 Family Construction		—		45,152		45,152
Real Estate Mortgage:						
1-4 Family Mortgage		1,000		495,142		496,142
Multifamily		23,776		1,563,562		1,587,338
CRE Owner Occupied		3,553		186,201		189,754
CRE Nonowner Occupied		16,867		1,148,237		1,165,104
Total Real Estate Mortgage Loans		45,196		3,393,142		3,438,338
Consumer and Other		—		19,212		19,212
Total	$	55,757	$	4,253,760	$	4,309,517

(dollars in thousands)	Individually Evaluated for Credit Loss	Collectively Evaluated for Credit Loss	Total
Loans at December 31, 2024			
Commercial	$ 14,045	$ 483,617	$ 497,662
Leases	34	44,257	44,291
Construction and Land Development	58	97,197	97,255
1-4 Family Construction	—	41,961	41,961
Real Estate Mortgage:			
1-4 Family Mortgage	708	473,675	474,383
Multifamily	—	1,425,610	1,425,610
CRE Owner Occupied	1,558	189,690	191,248
CRE Nonowner Occupied	8,278	1,074,830	1,083,108
Total Real Estate Mortgage Loans	10,544	3,163,805	3,174,349
Consumer and Other	18	12,978	12,996
Total	$ 24,699	$ 3,843,815	$ 3,868,514

The following tables present the amortized cost basis of collateral dependent loans by the primary collateral type, which are individually evaluated to determine expected credit losses, and the related ACL allocated to these loans as of December 31, 2025 and 2024:

(dollars in thousands)	Primary Type of Collateral				ACL
	Real Estate	Business Assets	Other	Total	Allocation
December 31, 2025					
Commercial	$ 72	$ 159	$ 10,296	$ 10,527	$ 134
Construction and Land Development	34	—	—	34	—
Real Estate Mortgage:					
1-4 Family Mortgage	1,000	—	—	1,000	—
Multifamily	23,776	—		23,776	789
CRE Owner Occupied	3,553	—	—	3,553	—
CRE Nonowner Occupied	16,867	—	—	16,867	2,889
Total Real Estate Mortgage Loans	45,196	—	—	45,196	3,678
Totals	$ 45,302	$ 159	$ 10,296	$ 55,757	$ 3,812

	Primary Type of Collateral				ACL
(dollars in thousands)	Real Estate	Business Assets	Other	Total	Allocation
December 31, 2024					
Commercial	$ —	$ 3,688	$ 10,357	$ 14,045	$ 133
Leases	—	—	34	34	6
Construction and Land Development	58	—	—	58	—
Real Estate Mortgage:					
1-4 Family Mortgage	708	—	—	708	—
CRE Owner Occupied	1,558	—	—	1,558	—
CRE Nonowner Occupied	8,278	—	—	8,278	—
Total Real Estate Mortgage Loans	10,544	—	—	10,544	—
Consumer and Other	—	—	18	18	5
Totals	$ 10,602	$ 3,688	$ 10,409	$ 24,699	$ 144

Accrued interest receivable on loans, which is recorded within accrued interest on the balance sheet, totaled $12.7 million and $11.4 million at December 31, 2025 and 2024, respectively, and was excluded from the estimate of credit losses. For the twelve months ended December 31, 2025, the Company modified one CRE nonowner occupied loan, with an outstanding balance of $8.6 million, for a borrower experiencing financial difficulty by granting a 3-year extension of the loan at a below market rate. There were no instances of subsequent default on the loan modified during the period. For the twelve months ended December 31, 2024, there were no loans modified to borrowers experiencing financial difficulty.

Note 7: Premises and Equipment

Premises and equipment are summarized as follows for the years ended December 31, 2025 and 2024:

(dollars in thousands)	Range of Useful Lives	December 31, 2025	December 31, 2024
Land	N/A	$ 7,848	$ 8,145
Building	15 - 39 Years	43,333	43,580
Leasehold Improvements	3 - 15 Years	2,022	2,022
Furniture and Equipment	2 - 5 Years	7,419	6,411
Construction in Progress	N/A	4,210	357
Subtotal		64,832	60,515
Accumulated Depreciation		(13,256)	(10,982)
Totals		$ 51,576	$ 49,533

Depreciation and amortization expense charged to noninterest expense for the years ended December 31, 2025, 2024 and 2023, totaled $2.5 million, $2.4 million and $2.5 million, respectively. Construction in progress represents amounts paid for the construction of the Bank's new branch building in Lake Elmo, Minnesota. Construction was completed in February 2026.

Note 8: Goodwill and Other Intangible Assets

Goodwill was $12.0 million at both December 31, 2025 and 2024. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of core deposit relationships and favorable lease terms.

The following table presents a summary of other intangible assets at December 31, 2025 and 2024:

(dollars in thousands)	December 31,	
	2025	2024
Core Deposit Intangible	$ 7,740	$ 7,740
Favorable Lease	445	445
Subtotal	8,185	8,185
Accumulated Amortization	(1,255)	(335)
Totals	$ 6,930	$ 7,850

Amortization expense of other intangible assets for the years ended December 31, 2025, 2024 and 2023 was $921,000, $78,000 and $100,000, respectively. The core deposit intangible asset is amortized over its estimated useful life of ten years.

The following table presents the estimated future amortization of the core deposit intangible and favorable lease asset for the next five years and thereafter. The projections of amortization expense are based on existing asset balances as of December 31, 2025.

(dollars in thousands)	Core Deposit Intangible	Favorable Lease
2026	$ 871	34
2027	852	34
2028	830	34
2029	803	18
2030	773	—
Thereafter	2,681	—
Totals	$ 6,810	$ 120

Note 9: Leases

The Company's operating leases are real estate leases which are comprised of bank branches and office space with terms extending through 2030. Operating lease agreements are required to be recognized on the consolidated balance sheets as an ROU asset and a corresponding lease liability. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability.

Operating lease ROU assets represent the Company's right to use the underlying asset during the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement based on the present value of the remaining lease payments using the rate implicit in the lease. As the rate implicit in the lease is rarely determinable, the Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments. The Company's incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors.

As the Company elected not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance, property taxes and other costs associated with the lease. These variable payments are not included in the lease liability and are expensed as incurred.

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

The following table presents the components of lease expense and cash flow information related to operating leases as of the periods indicated:

(dollars in thousands)	December 31,					
	2025		2024		2023	
Operating Lease Cost	$	595	$	593	$	557
Variable Lease Cost		269		265		262
Total Lease Cost	$	864	$	858	$	819

The following table presents other information on the Company's operating leases for the years ended December 31, 2025 and 2024:

(dollars in thousands)	December 31,	
	2025	2024
Operating Lease Right-of-Use Assets	$ 1,374	$ 1,540
Operating Lease Liabilities	1,446	1,580
Weighted Average Remaining Lease Term (in Years)	3.41	3.34
Weighted Average Discount Rate	2.55 %	1.91 %

Other Information

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows from operating leases	$ 599	$ 587

The following table presents the future expected operating lease payments under the Company's operating lease agreements as of December 31, 2025:

(dollars in thousands)	December 31, 2025
2026	$ 543
2027	380
2028	353
2029	148
2030	89
Thereafter	—
Total Undiscounted Lease Payments	1,513
Discount for Present Value of Expected Cash Flows	(67)
Total Lease Liability	$ 1,446

The Greenwood location is leased pursuant to the terms of a non-cancelable lease agreement with Bridgewater Properties Greenwood, LLC, a related party through common ownership, in effect at December 31, 2025. The lease contains one remaining option to extend the lease for a period of five years. Future minimum rent commitments under the operating lease are listed below at December 31, 2025.

(dollars in thousands)	2025
2026	$ 108
Total	$ 108

The Company receives rents from the lease of office and retail space in its corporate headquarters building and its two office buildings in Minnetonka. Rental income is included in noninterest expense as an offset to rental expense. Future minimum rental income under these leases are listed below at December 31, 2025.

(dollars in thousands)	2025
2026	$ 735
2027	727
2028	650
2029	525
2030	433
Thereafter	124
Total	$ 3,194

Rental income, which is included in occupancy and equipment expense, including common area maintenance pertaining to banking premises for the years ended December 31, 2025, 2024 and 2023, totaled $1.2 million, $919,000 and $894,000, respectively.

Note 10: Deposits

The following table presents the composition of deposits at December 31, 2025 and 2024:

	December 31,	
(dollars in thousands)	2025	2024
Transaction Deposits	$ 1,816,810	$ 1,663,005
Savings and Money Market Deposits	1,380,922	1,259,503
Time Deposits	312,154	338,506
Brokered Deposits	810,483	825,753
Totals	$ 4,320,369	$ 4,086,767

Brokered deposits contained brokered transaction and money market accounts of $145.5 million and $127.4 million as of December 31, 2025 and 2024, respectively.

The following table presents the scheduled maturities of brokered and customer time deposits at December 31, 2025:

	December 31, 2025
(dollars in thousands)	
Less than 1 Year	$ 630,296
1 to 2 Years	64,427
2 to 3 Years	77,885
3 to 4 Years	65,104
4 to 5 Years	139,471
Greater than 5 Years	—
Totals	$ 977,183

The aggregate amount of time deposits greater than $250,000 was $158.7 million and $155.0 million at December 31, 2025 and 2024, respectively.

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

Note 11: Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments, which consist of interest rate swaps and interest rate caps, to assist in its interest rate risk management. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative financial instruments are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship and classification as either a cash flow hedge or fair value hedge for those derivatives which are designated as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

Derivatives Designated as Hedging Instruments

The Company uses derivative instruments to hedge its exposure to economic risks, including interest rate, liquidity and credit risk. Certain hedging relationships are formally designated and qualify for hedge accounting under GAAP. On the date the Company enters into a derivative contract designated as a hedging instrument, the derivative is designated as either a fair value hedge, cash flow hedge, or a net investment hedge. When a derivative is designated as a fair value, cash flow, or net investment hedge, the Company performs an assessment, at inception, and at a minimum, quarterly thereafter, to determine the effectiveness of the derivative in offsetting changes in the value or cash flows of the hedged item(s). As of December 31, 2025 and 2024, the Company only used fair value and cash flow hedges.

Fair value hedges: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate available for sale securities. The hedging strategy converts the fixed interest rates to variable interest rates based on Secured Overnight Financing Rate ("SOFR").

The following table presents a summary of the Company's interest rate swaps designated as fair value hedges as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Notional Amount	$ 242,314	$ 145,850
Weighted Average Pay Rate	3.55 %	3.52 %
Weighted Average Receive Rate	4.20	4.82
Weighted Average Maturity (Years)	14.54	19.47

Cash flow hedges: For derivative instruments that are designated and qualify as a cash flow hedge, the aggregate fair value of the derivative instrument is recorded in other assets or other liabilities with any gain or loss related to changes in fair value recorded in accumulated other comprehensive income, net of tax. The gain or loss is reclassified into earnings in the same period during which the hedged asset or liability affects earnings and is presented in the same income statement line item as the earnings effect of the hedged asset or liability. The Company utilizes cash flow hedges to manage interest rate exposure for the brokered deposit and wholesale borrowing portfolios. During the next 12 months, the Company estimates that $3.3 million will be reclassified to interest expense, as a reduction of the expense.

The following table presents a summary of the Company's interest rate swaps designated as cash flow hedges as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Notional Amount	$ 263,000	$ 178,000
Weighted Average Pay Rate	2.96 %	2.20 %
Weighted Average Receive Rate	3.94 %	4.80 %
Weighted Average Maturity (Years)	3.90	4.02
Net Unrealized Gain	$ 1,286	$ 5,139

The Company purchases interest rate caps, designated as cash flow hedges, of certain funding liabilities. The interest rate caps require receipt of variable amounts from the counterparties when interest rates rise above the strike price in the contracts. For the years ended December 31, 2025, 2024, and 2023, the Company recognized amortization expense on the interest rate caps of $793,000, $800,000, and $791,000, respectively, which was recorded as a component of interest expense on brokered deposits and FHLB advances.

The following table presents a summary of the Company's interest rate caps designated as cash flow hedges as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Notional Amount	$ 125,000	$ 125,000
Unamortized Premium Paid	3,488	4,281
Weighted Average Strike Rate	0.96 %	0.96 %
Weighted Average Maturity (Years)	4.34	5.34

Derivatives Not Designated as Hedging Instruments

Interest rate swaps: The Company enters into interest rate swaps to facilitate client transactions and meet their financing needs. Upon entering into these instruments to meet client needs, the Company enters into offsetting positions with large U.S. financial institutions in order to minimize the risk to the Company. These swaps are derivatives, but are not designated as hedging instruments. Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counterparty or client owes the Company, and results in credit risk to the Company. When the fair value of a derivative instrument contract is negative, the Company owes the client or counterparty and therefore, the Company has no credit risk.

Risk participation agreements ("RPA"): The Company has entered into RPAs to share credit exposure with a counterparty in connection with an interest rate swap associated with a loan participation. Under an RPA, the Company either assumes or sells a portion of the underlying credit exposure and, in exchange, pays or receives an upfront fee. When the Company assumes credit exposure, it is entitled to receive payment from the counterparty in the event of a borrower default. Conversely, when the Company sells credit exposure, it is obligated to make a payment to the counterparty if the underlying borrower defaults on its obligations. The notional amount of the RPA reflects the Company's pro-rata share of the derivative instrument consistent with its share of the related participated loan.

The following table presents the total notional amounts and gross fair values of the Company's derivatives as of December 31, 2025 and 2024:

(dollars in thousands)	Derivative Assets		Derivative Liabilities	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
December 31, 2025				
Designated as hedging instruments:				
Fair Value hedges:				
Interest rate swaps	$ 145,850	$ 10,968	$ 96,464	$ 419
Cash flow hedges:				
Interest rate swaps	185,500	2,012	77,500	725
Interest rate caps	125,000	13,221	—	—
Total derivatives designated as hedging instruments	$ 456,350	$ 26,201	$ 173,964	$ 1,144
Not designated as hedging instruments:				
Interest rate swaps	$ 267,831	$ 8,699	$ 267,831	$ 8,699
Risk Participation Agreements	12,851	1	9,902	13
Total derivatives not designated as hedging instruments	$ 280,682	$ 8,700	$ 277,733	$ 8,712
December 31, 2024				
Designated as hedging instruments:				
Fair Value hedges:				
Interest rate swaps	$ 145,850	$ 10,487	$ —	$ —
Cash flow hedges:				
Interest rate swaps	178,000	5,139	—	—
Interest rate caps	125,000	19,319	—	—
Total derivatives designated as hedging instruments	$ 448,850	$ 34,945	$ —	$ —
Not designated as hedging instruments:				
Interest rate swaps	$ 115,577	$ 8,210	$ 115,577	$ 8,210
Total derivatives not designated as hedging instruments	$ 115,577	$ 8,210	$ 115,577	$ 8,210

The Company is party to collateral support agreements with certain derivative counterparties. These agreements require that the Company maintain collateral based on the fair values of derivative transactions. In the event of default by the Company, the counterparty would be entitled to the collateral. As of both December 31, 2025 and 2024, the Company pledged no cash collateral for the Company's derivative contracts. As of December 31, 2025 and 2024, the Company's derivative counterparties pledged cash collateral to the Company of $26.2 million and $44.2 million, respectively.

The following table presents the effect of derivative instruments in cash flow hedging relationships on the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Gains (Losses) Recognized in OCI	Gains (Losses) Reclassified from OCI into Earnings
December 31, 2025		
Cash flow hedges:		
Interest rate swaps	$ 3,852	$ 2,955
Interest rate caps	5,305	3,529
December 31, 2024		
Cash flow hedges:		
Interest rate swaps	$ 132	$ 5,721
Interest rate caps	(1,402)	3,524
December 31, 2023		
Cash flow hedges:		
Interest rate swaps	$ 3,904	$ 5,783
Interest rate caps	(101)	319

No amounts were reclassified from accumulated other comprehensive income into net income related to hedge ineffectiveness for these derivatives during the years ended December 31, 2025, 2024 and 2023, and no amounts are expected to be reclassified from accumulated other comprehensive income into net income related to hedge ineffectiveness over the next twelve months.

The effects of the Company's hedging relationships on the income statement during the year ending December 31, 2025 and 2024 were as follows:

	Location and Amount of Gains (Losses) Recognized in Income		
	Interest Income	Interest Expense	
(dollars in thousands)	Investment securities - taxable	Deposits	FHLB Advances
December 31, 2025			
Total amounts in the Consolidated Statements of Income	$ 38,688	$ 131,418	$ 11,465
Fair value hedges:			
Interest rate swaps	31	—	—
Cash flow hedges:			
Interest rate swaps	—	234	2,721
Interest rate caps	—	192	3,337
December 31, 2024			
Total amounts in the Consolidated Statements of Income	$ 33,927	$ 128,805	$ 8,554
Fair value hedges:			
Interest rate swaps	10,487	—	—
Cash flow hedges:			
Interest rate swaps	—	1,482	4,239
Interest rate caps	—	382	3,142
December 31, 2023			
Total amounts in the Consolidated Statements of Income	$ 26,245	$ 96,045	$ 7,489
Fair value hedges:			
Interest rate swaps	—	—	—
Cash flow hedges:			
Interest rate swaps	—	2,611	3,172
Interest rate caps	—	(260)	579

The following table presents amounts that were recorded on the balance sheet related to cumulative basis adjustments for fair value hedges at December 31, 2025 and 2024:

(dollars in thousands)	Notional Amount	Carrying Amount of Hedged Assets/ Liabilities	Cumulative Fair Value Hedging Adjustment in the Carrying Amount of Hedged Assets/ Liabilities
December 31, 2025			
Available for sale securities	$ 242,314	$ 252,863	$ 10,549
December 31, 2024			
Available for sale securities	$ 145,850	$ 156,337	$ 10,487

The gain recognized on derivatives not designated as hedging relationships for the years ended December 31, 2025, 2024, and 2023 was as follows:

(dollars in thousands) Derivatives not designated as hedging Instruments	Consolidated Statements of Income Location	Year Ended December 31,		
		2025	2024	2023
Risk participation agreements......	Other Income	$ 11	$ —	$ —

The following table summarizes gross and net information about derivative instruments that are eligible for offset on the balance sheet at December 31, 2025 and 2024:

(dollars in thousands)	Gross Amounts of Recognized Assets (Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets (Liabilities) Presented in the Balance Sheet	Gross Amounts Not Offset in the Balance Sheet		Net Assets (Liabilities)
				Financial Instruments	Cash Collateral Received (Paid)	
December 31, 2025						
Assets.................	$ 34,900	$ —	$ 34,900	$ —	$ 26,183	$ 8,717
Liabilities	(9,844)	—	(9,844)	—	—	(9,844)
December 31, 2024						
Assets.................	$ 43,155	$ —	$ 43,155	$ —	$ 44,233	$ (1,078)
Liabilities	(8,210)	—	(8,210)	—	—	(8,210)

Note 12: Federal Home Loan Bank Advances and Other Borrowings

Federal Home Loan Bank Advances. The Company has entered into an Advances, Pledge, and Security Agreement with the FHLB whereby specific mortgage loans of the Bank's with principal balances of $1.62 billion and $1.54 billion at December 31, 2025 and 2024, respectively, were pledged to the FHLB as collateral. FHLB advances are also secured with FHLB stock owned by the Company. Total remaining available capacity under the agreement was $611.3 million and $483.2 million at December 31, 2025 and 2024, respectively.

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

The following table presents FHLB advances, by maturity, at December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025 Weighted Average Rate	December 31, 2025 Total Outstanding	December 31, 2024 Weighted Average Rate	December 31, 2024 Total Outstanding
Less than 1 Year	4.04 %	$319,500	4.62 %	$288,000
1 to 2 Years	4.13	27,500	3.45	21,500
2 to 3 Years	4.02	30,000	4.13	27,500
3 to 4 Years	4.10	15,000	4.01	22,500
4 to 5 Years	4.09	7,500	—	—
Totals		$399,500		$359,500

Federal Reserve Discount Window. At December 31, 2025 and 2024, the Company had the ability to draw additional borrowings of $1.03 billion and $925.8 million, respectively, from the Federal Reserve Bank of Minneapolis. The ability to draw borrowings was based on loan collateral pledged with principal balances of $963.5 million and investment securities collateral pledged with fair value of $254.3 million as of December 31, 2025, subject to the approval from the Board of Governors of the Federal Reserve System. As of December 31, 2024, the ability to draw borrowings was based on loan collateral pledged with principal balances of $815.5 million and investment securities pledged with fair value of $289.9 million. There were no Federal Reserve borrowings outstanding as of either December 31, 2025 or 2024.

Federal Funds Purchased. Federal funds purchased mature one business day from the transaction date. There were $-0- federal funds purchased outstanding as of each of December 31, 2025 and 2024.

Line of Credit. The Company has an outstanding Loan and Security Agreement and related revolving note with an unaffiliated financial institution that is secured by 100% of the issued and outstanding stock of the Bank. The maximum principal amount of the Company's revolving line of credit is $40.0 million. As of both December 31, 2025 and 2024, the Company had two outstanding letters of credit totaling $6.4 million under this facility. The note contains customary representations, warranties, and covenants, including certain financial covenants and capital ratio requirements. As of December 31, 2025, the Company believes it was in compliance with all such covenants and capital ratio requirements.

The following table presents the revolving line of credit at December 31, 2025 and 2024:

Name	Maturity Date	Total Debt Outstanding December 31, 2025	Total Debt Outstanding December 31, 2024	Interest Rate	Coupon Structure
Revolving Credit Facility	September 1, 2026	$ —	$ 13,750	6.75 %	Variable with Floor [1]

(1) The variable interest rate is equal to the greater of the Wall Street Journal Prime Rate in effect or a floor rate of 4.50%.

Note 13: Subordinated Debentures

The following presents a summary of the Company's subordinated debentures as of December 31, 2025 and 2024:

Name	Date Established	First Redemption Date	Maturity Date	Total Debt Outstanding December 31, 2025	Total Debt Outstanding December 31, 2024	Interest Rate	Coupon Structure
(dollars in thousands)							
2030 Notes	June 19, 2020	July 1, 2025	July 1, 2030	$ —	$ 50,000	5.25 %	Fixed-to-Floating [1]
2031 Notes	July 8, 2021	July 15, 2026	July 15, 2031	30,000	30,000	3.25 %	Fixed-to-Floating [2]
2035 Notes	June 24, 2025	June 30, 2030	June 30, 2035	80,000	—	7.625 %	Fixed-to-Floating [3]
Subordinated Debentures. . .				110,000	80,000		
Debt Issuance Costs				(1,323)	(330)		
Subordinated Debentures, Net of Issuance Costs				$ 108,677	$ 79,670		

(1) Notes fully redeemed as of June 30, 2025.
(2) Migrates to three month term SOFR + 2.52% beginning July 15, 2026 until either the maturity date or earlier redemption date.
(3) Migrates to three month term SOFR + 3.88% beginning June 30, 2030 until either the maturity date or earlier redemption date.

Note 14: Related-Party Transactions

In the ordinary course of business, the Company has granted loans to executive officers, directors, principal shareholders, and their affiliates (together, "related parties"). The following table presents the activity associated with loans made between related parties for the years ended December 31, 2025 and 2024:

(dollars in thousands)	2025	2024
Beginning Balance.	$ 9,319	$ 31,840
New Loans and Advances.	11,289	6,598
Repayments.	(10,244)	(29,119)
Totals.	$ 10,364	$ 9,319

Deposits from related parties held by the Company at December 31, 2025 and 2024 were $16.6 million and $18.4 million, respectively.

The Company has a lease agreement with a related party which is disclosed in "Note 9 – Leases".

Note 15: Income Taxes

The following table presents the allocation of federal and state income taxes between current and deferred portions as of December 31, 2025:

(dollars in thousands)		2025
Current Tax Provision		
Federal	$	10,321
State		5,627
Total Current Tax Provision	$	15,948
Deferred Tax Benefit		
Federal	$	(1,500)
State		(504)
Total Deferred Tax Benefit	$	(2,004)
Total Income Tax Provision		
Federal	$	8,821
State		5,123
Total Income Tax Provision	$	13,944

The Company does not have pretax income from continuing foreign operations or foreign tax expense.

The following table presents the allocation of federal and state income taxes between current and deferred portions as of December 31, 2024 and 2023 before the adoption of ASU 2023-09:

(dollars in thousands)		2024		2023
Current Tax Provision	$	9,887	$	11,886
Deferred Tax Expense		24		676
Total Income Tax Provision	$	9,911	$	12,562

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows as of December 31, 2025:

		2025	
(dollars in thousands)		Amount	Percent
Amount of Statutory Rate	$	12,607	21.0 %
State Income Taxes (Net of Federal Income Tax Benefit) [1]		4,047	6.7
Tax Credits			
Low Income Housing		(2,347)	(3.9)
Rehabilitation		(815)	(1.4)
Nontaxable or Nondeductible Items			
Interest on Investment Securities and Loans Exempt from Federal Income Tax		(1,468)	(2.4)
Other		(183)	(0.3)
Other Adjustments			
Proportional Amortization		2,451	4.1
Other		(348)	(0.6)
Totals	$	13,944	23.2 %

(1) State taxes in Minnesota made up the majority (greater than 50 percent) of the tax effect in this category.

Bridgewater Bancshares, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(dollars in thousands, except share data)

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows as of December 31, 2024 and 2023 before the adoption of ASU 2023-09:

(dollars in thousands)	2024 Amount	2024 Percent	2023 Amount	2023 Percent
Amount of Statutory Rate.	$ 8,974	21.0 %	$ 11,030	21.0 %
State Income Taxes (Net of Federal Income Tax Benefit) [1]	2,920	6.8	3,511	6.6
Interest on Investment Securities and Loans Exempt From Federal Income Tax.	(984)	(2.3)	(1,175)	(2.3)
Tax Credits	(360)	(0.8)	(91)	0.0
Other Differences	(639)	(1.5)	(713)	(1.4)
Totals.	$ 9,911	23.2 %	12,562	23.9 %

[1] State taxes in Minnesota made up the majority (greater than 50 percent) of the tax effect in this category.

The Company's effective tax rate may fluctuate as it is impacted by the level and timing of the Company's utilization of historic tax credits, low-income housing tax credits, the level of tax-exempt investments and loans, and the overall level of pre-tax income.

The following table presents the components of the net deferred tax asset included in other assets, as of December 31, 2025 and 2024:

(dollars in thousands)	2025	2024
Depreciation	$ (832)	$ (834)
Allowance for Credit Losses	15,764	14,559
Unrealized Loss on Securities Available for Sale.	2,940	11,189
Unrealized Gain on Cash Flow Hedges	(3,167)	(5,799)
Intangibles	(443)	(315)
Deferred Loan Fees.	2,503	1,912
Reserve for Off-Balance Sheet Credit Exposures	1,120	1,015
Other	436	207
Totals.	$ 18,321	$ 21,934

Note 16: Tax Credit Investments

The Company invests in qualified affordable housing projects and federal historic projects for the purpose of community reinvestment and obtaining tax credits. The Company's tax credit investments are limited to existing lending relationships with well-known developers and projects within the Company's market area.

The following table presents a summary of the Company's investments in qualified affordable housing projects and other tax credit investments at December 31, 2025 and 2024:

(dollars in thousands)		December 31, 2025		December 31, 2024	
Investment	**Accounting Method**	**Investment**	**Unfunded Commitment [1]**	**Investment**	**Unfunded Commitment**
Low Income Housing Tax Credit (LIHTC)	Proportional Amortization	$ 24,767	$ 10,887	$ 14,922	$ 340
Federal Historic Tax Credit (FHTC)	Proportional Amortization	2,005	493	2,872	2,541
Total		$ 26,772	$ 11,380	$ 17,794	$ 2,881

(1)   All commitments are expected to be paid by the Company by December 31, 2026.

The following table presents a summary of the amortization expense and tax benefit recognized for the Company's qualified affordable housing projects and other tax credit investments during 2025, 2024 and 2023:

(dollars in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Amortization Expense [1]			
LIHTC	$ 1,875	$ 1,991	$ 1,810
FHTC	576	719	668
Total	$ 2,451	$ 2,710	$ 2,478
Tax Benefit Recognized [2]			
LIHTC	$ (2,347)	$ (2,347)	$ (1,693)
FHTC	(829)	(885)	(912)
Total	$ (3,176)	$ (3,232)	$ (2,605)

(1)   The amortization expense for the LIHTC investments are included in income tax expense.
(2)   All of the tax benefits recognized are included in income tax expense.

Note 17: Commitments, Contingencies and Credit Risk

Financial Instruments with Off-Balance Sheet Credit Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual, or notional, amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments. Since some of the commitments are expected to expire without being drawn upon and some of the commitments may not be drawn upon to the total extent of the commitment, the notional amount of these commitments does not necessarily represent future cash requirements.

The following commitments were outstanding at December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Unfunded Commitments Under Lines of Credit	$ 796,843	$ 679,064
Letters of Credit	124,837	124,397
Totals	$ 921,680	$ 803,461

Commitments to extend credit are agreements to lend to a customer at fixed or variable rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; real estate; and stocks and bonds. Unfunded commitments under commercial lines of credit, home equity lines of credit, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not require collateral and may or may not contain a specific maturity date.

Standby letters of credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all standby letters of credit issued have expiration dates within two years. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company generally holds collateral supporting these commitments.

The Company had outstanding letters of credit with the FHLB in total amounts of $109.0 million and $103.2 million at December 31, 2025 and 2024, respectively, on behalf of customers and to secure public deposits.

The ACL for off-balance sheet credit exposures was $4.0 million and $3.6 million at December 31, 2025 and 2024, respectively, and is separately classified on the balance sheet within other liabilities.

The following table presents the balance and activity in the ACL for off-balance sheet credit exposures for the year ended December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025	December 31, 2024
Allowance for Credit Losses:		
Beginning Balance	$ 3,610	$ 2,985
Provision for Off-Balance Sheet Credit Exposures	400	625
Total Ending Balance	$ 4,010	$ 3,610

Legal Contingencies

Various legal claims arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 18: Stock Options and Restricted Stock

In 2012, the Company adopted the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan (the "2012 Plan") under which the Company was able to grant options to its directors, officers, and employees for up to 750,000 shares of common stock. Both incentive stock options and nonqualified stock options were granted under the 2012 Plan. The exercise price of each option equals the fair market value of the Company's

(dollars in thousands, except share data)

stock on the date of grant, and the maximum term of each outstanding option is ten years. All outstanding options have been granted with vesting periods of four or five years. The 2012 Plan expired in March 2022, and awards are no longer able to be granted under the 2012 Plan.

In 2017, the Company adopted the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan (the "2017 Plan"). Under the 2017 Plan, the Company may grant options to its directors, officers, employees and consultants for up to 1,500,000 shares of common stock. Both incentive stock options and nonqualified stock options may be granted under the 2017 Plan. The exercise price of each option equals the fair market value of the Company's stock on the date of grant and the maximum term of each outstanding option is ten years. All outstanding options have been granted with vesting periods of four or five years. As of December 31, 2025 and 2024, there were 10,000 and 30,000 shares, respectively, of the Company's common stock reserved for future option grants under the 2017 Plan.

In 2019, the Company adopted the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (the "2019 EIP"). The types of awards which may be granted under the 2019 EIP include incentive and nonqualified stock options, stock appreciation rights, stock awards, restricted stock units, restricted stock and cash incentive awards. The Company may grant these awards to its directors, officers, employees and certain other service providers for up to 1,000,000 shares of common stock. The exercise price of each option equals the fair market value of the Company's stock on the date of grant and the maximum term of each award is ten years. All outstanding awards have been granted with vesting periods of four years. As of December 31, 2025, and 2024, there were 2,192 and 87 shares, respectively, of the Company's common stock reserved for future grants under the 2019 EIP.

In 2023, the Company adopted the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (the "2023 EIP"). Under the 2023 EIP, the Company may grant incentive and nonqualified stock options, stock appreciation rights, stock awards, restricted stock units, restricted stock and cash incentive awards. The Company may grant these awards to its directors, officers, employees and certain other service providers for up to 1,500,000 shares of common stock. The exercise price of each option equals the fair market value of the Company's stock on the date of grant and the maximum term of each award is ten years. All outstanding awards have been granted with a vesting period of four years. As of December 31, 2025, and 2024, there were 464,751 and 972,460 shares, respectively, of the Company's common stock reserved for future grants under the 2023 EIP.

Stock Options

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on an industry index as described below. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. Historically, the Company has not paid a dividend on its common stock and does not expect to do so in the near future.

(dollars in thousands, except share data)

The Company used the S&P 600 CM Bank Index as its historical volatility index. The S&P 600 CM Bank Index is an index of publicly traded small capitalization, regional, commercial banks located throughout the United States. There were 56 banks in the index ranging in market capitalization from $600.0 million up to $5.0 billion.

The weighted average assumptions used in the model for valuing stock option grants in 2025 is as follows:

	December 31, 2025
Dividend Yield	— %
Expected Life	7 Years
Expected Volatility	30.86 %
Risk-Free Interest Rate	4.33 %

The following table presents a summary of the status of the Company's outstanding stock options for the years ended December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at Beginning of Year	1,860,609	$ 10.69	2,014,994	$ 10.57
Granted	325,000	14.43	10,000	13.17
Exercised	(233,934)	8.29	(99,385)	7.68
Forfeitures	(16,500)	12.94	(65,000)	11.81
Outstanding at Period End	1,935,175	$ 11.59	1,860,609	$ 10.69
Options Exercisable at Period End	1,350,924	$ 10.69	1,423,108	$ 9.95

For the years ended December 31, 2025, 2024 and 2023, the Company recognized compensation expense for stock options of $1.2 million, $917,000 and $851,000, respectively.

The following table presents information pertaining to options outstanding at December 31, 2025:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options	Weighted Average Exercise Price
$ 7.00 - 7.99	642,792	$ 7.47	1.8	642,792	$ 7.47
8.00 - 8.99	2,961	8.76	4.3	2,961	8.76
10.00 - 10.99	202,500	10.62	7.4	94,749	10.59
11.00 - 11.99	221,125	11.16	6.2	148,375	11.20
12.00 - 12.99	245,297	12.91	3.6	245,297	12.91
13.00 - 13.99	285,000	13.75	9.1	2,500	13.17
17.00 - 17.99	285,500	17.50	6.1	214,250	17.50
18.00 - 18.99	50,000	18.03	9.9	—	—
Totals	1,935,175	$ 11.59	5.0	1,350,924	$ 10.69

As of December 31, 2025, there was $2.5 million of total unrecognized compensation cost related to nonvested stock options that is expected to be recognized over a weighted-average period of 2.3 years.

(dollars in thousands, except share data)

The following table presents an analysis of nonvested options to purchase shares of the Company's stock issued and outstanding for the year ended December 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested Options at December 31, 2024	437,501	$ 5.18
Granted	325,000	6.08
Vested	(168,375)	5.15
Forfeited	(9,875)	4.85
Nonvested Options at December 31, 2025	584,251	$ 5.69

Restricted Stock Awards

There was no restricted stock award granting activity for the year ended December 31, 2025. Compensation expense associated with the restricted stock awards is recognized on a straight-line basis over the period that the restrictions associated with the awards lapse based on the total cost of the award at the grant date. For the years ended December 31, 2025, 2024 and 2023, the Company recognized compensation expense for restricted stock awards of $-0-, $13,000 and $417,000, respectively.

In addition, during the year ended December 31, 2025, the Company issued 30,728 shares of common stock to directors as a part of their compensation for their annual services on the Company's board of directors. The aggregate value of the shares issued to directors of $496,000 was included in stock-based compensation expense in the accompanying consolidated statements of shareholders' equity.

Restricted Stock Units

The Company has granted restricted stock units out of the 2019 EIP and 2023 EIP. Restricted stock units represent the right to receive one share of Company stock upon vesting and vest in equal annual installments on the first four anniversaries of the date of the grant. Nonvested restricted stock units have no voting or dividend rights and are not considered outstanding until vested and settled.

The following table presents an analysis of nonvested restricted stock units outstanding for the years ended December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested at Beginning of Year	415,758	$ 14.46	441,015	$ 14.71
Granted	194,774	16.82	178,010	14.06
Vested	(154,473)	15.18	(160,630)	14.67
Forfeited	(8,398)	14.39	(42,637)	14.59
Nonvested at Year End	447,661	$ 15.24	415,758	$ 14.46

Compensation expense associated with the restricted stock units is recognized on a straight-line basis over the period that the restrictions associated with the units lapse based on the total cost of the unit at the grant date. For the years ended December 31, 2025, 2024 and 2023, the Company recognized compensation expense for restricted stock units of $2.5 million, $2.5 million and $2.2 million, respectively.

(dollars in thousands, except share data)

As of December 31, 2025, there was $6.1 million of total unrecognized compensation cost related to nonvested restricted stock units granted under the 2019 EIP or 2023 EIP that is expected to be recognized over a weighted-average period of 2.8 years.

Note 19: Profit Sharing Plan

The Company has a combined profit sharing 401(k) plan which provides that an annual contribution up to 100% of each participating employee's total pay, may be contributed to the plan. Employees are eligible to participate after meeting certain eligibility requirements as defined in the plan and are allowed to make pre-tax contributions up to the maximum amount allowed by the Internal Revenue Service. The terms of the 401(k) plan require employer match contributions equal to 100% of the employee contributions up to 4% of pay. In addition, the terms of the plan allow for discretionary profit sharing contributions as determined by the Company and approved by the board of directors.

The employer match contributions for the 401(k) plan were $1.2 million, $1.1 million, and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. The total employer discretionary profit sharing contributions to the plan were $1.0 million, $840,000, and $824,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 20: Deferred Compensation Plan

In 2013, the Company implemented a deferred compensation plan for certain employees which allows the Company to make a discretionary contribution to the account of any employee designated as a participant in the plan based upon the participant's performance for the calendar year. Company contributions to the plan vest on the fourth anniversary of the last day of the calendar year for which the contribution was made to the plan and accrue interest at a rate equal to the Bank's return on average equity for the immediately preceding calendar year, or an alternative rate set by the Company's board of directors. Distribution of amounts contributed under the plan, including accrued interest, is made in a lump sum cash payment within 75 days following the date such amounts become vested. As of each of December 31, 2025 and 2024, the Company had a liability of $-0- recorded on the consolidated balance sheets. There were no new contributions made to the plan during the years ended December 31, 2025 and 2024.

Note 21: Preferred Stock

In 2021, the Company announced the closing of its underwritten public offering of 2,400,000 depositary shares, each representing a 1/100th interest in a share of the Company's 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share ("Series A Preferred Stock"). The underwriters of the offering exercised in full their option to purchase 360,000 additional depositary shares to cover over-allotments. As a result, the gross proceeds from the offering totaled $69.0 million. Dividends on the Series A Preferred Stock will be non-cumulative and, if declared, accrue and are payable quarterly, in arrears, at a rate of 5.875% per annum. The Series A Preferred Stock qualifies as additional Tier 1 capital for the purposes of the regulatory capital calculations. The net proceeds from the issuance and sale of the depositary shares, each representing a 1/100th ownership interest in the Series A Preferred Stock, after deducting $2.5 million of issuance costs, including the underwriting discount and professional service fees, were $66.5 million.

Note 22: Regulatory Capital

The Company and the Bank are subject to various regulatory requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank must also meet certain specific capital guidelines under the regulatory framework for prompt corrective action. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets (referred to as the "leverage ratio"), as defined under the applicable regulatory capital rules.

The following tables present the capital amounts and ratios for the Company, on a consolidated basis, and the Bank as of December 31, 2025 and 2024:

(dollars in thousands)	Actual Amount	Actual Ratio	Minimum Required For Capital Adequacy Purposes Amount	Minimum Required For Capital Adequacy Purposes Ratio	For Capital Adequacy Purposes Plus Capital Conservation Buffer Amount	For Capital Adequacy Purposes Plus Capital Conservation Buffer Ratio	To be Well Capitalized Under Prompt Corrective Action Regulations Amount	To be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2025								
Company (Consolidated):								
Total Risk-based Capital	$ 667,814	14.12 %	$ 378,356	8.00 %	$ 496,593	10.50 %	N/A	N/A
Tier 1 Risk-based Capital	500,002	10.57	283,767	6.00	402,004	8.50	N/A	N/A
Common Equity Tier 1 Capital	433,488	9.17	212,825	4.50	331,062	7.00	N/A	N/A
Tier 1 Leverage Ratio	500,002	9.20	217,505	4.00	217,505	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 636,973	13.49 %	$ 377,687	8.00 %	$ 495,715	10.50 %	$ 472,109	10.00 %
Tier 1 Risk-based Capital	577,942	12.24	283,266	6.00	401,293	8.50	377,687	8.00
Common Equity Tier 1 Capital	577,942	12.24	212,449	4.50	330,477	7.00	306,871	6.50
Tier 1 Leverage Ratio	577,942	10.65	217,116	4.00	217,116	4.00	271,395	5.00

(dollars in thousands)	Actual Amount	Actual Ratio	Minimum Required For Capital Adequacy Purposes Amount	Minimum Required For Capital Adequacy Purposes Ratio	For Capital Adequacy Purposes Plus Capital Conservation Buffer Amount	For Capital Adequacy Purposes Plus Capital Conservation Buffer Ratio	To be Well Capitalized Under Prompt Corrective Action Regulations Amount	To be Well Capitalized Under Prompt Corrective Action Regulations Ratio
December 31, 2024								
Company (Consolidated):								
Total Risk-based Capital	$ 585,966	13.76 %	$ 340,581	8.00 %	$ 447,013	10.50 %	N/A	N/A
Tier 1 Risk-based Capital	453,049	10.64	255,436	6.00	361,867	8.50	N/A	N/A
Common Equity Tier 1 Capital	386,535	9.08	191,577	4.50	298,008	7.00	N/A	N/A
Tier 1 Leverage Ratio	453,049	9.44	191,878	4.00	191,878	4.00	N/A	N/A
Bank:								
Total Risk-based Capital	$ 573,158	13.49 %	$ 340,003	8.00 %	$ 446,254	10.50 %	$ 425,004	10.00 %
Tier 1 Risk-based Capital	520,000	12.24	255,002	6.00	361,253	8.50	340,003	8.00
Common Equity Tier 1 Capital	520,000	12.24	191,252	4.50	297,503	7.00	276,253	6.50
Tier 1 Leverage Ratio	520,000	10.86	191,593	4.00	191,593	4.00	239,491	5.00

The Company and the Bank must maintain a capital conservation buffer as defined by regulatory guidelines, in order to avoid limitations on capital distributions, including dividend payments, stock repurchases and certain discretionary bonus payments to executive officers.

As of December 31, 2025 and 2024, the capital ratios of the Company and the Bank were in excess of the quantitative capital ratio standards applicable on those dates.

Note 23: Fair Value Measurement

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilized quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company adopted the policy to value certain financial instruments at fair value. The Company has not elected to measure any existing financial instruments at fair value; however, it may elect to measure newly acquired financial instruments at fair value in the future.

Recurring Basis

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. There have been no changes in the methodologies used at December 31,

2025. The following table presents the balances of the assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

(dollars in thousands)	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Fair Value of Financial Assets:				
Securities Available for Sale:				
U.S. Treasury Securities	$ 146,206	$ —	$ —	$ 146,206
Municipal Bonds	—	239,168	—	239,168
Mortgage-Backed Securities	—	245,672	—	245,672
Corporate Securities	—	92,407	—	92,407
U.S. Government Agency Securities	—	8,707	—	8,707
Asset-Backed Securities	—	44,281	—	44,281
Fair Value Swaps	—	10,968	—	10,968
Interest Rate Caps	—	13,221	—	13,221
Interest Rate Swaps	—	10,711	—	10,711
Risk Participation Agreements	—	—	1	1
Total Fair Value of Financial Assets	$ 146,206	$ 665,135	$ 1	$ 811,342
Fair Value of Financial Liabilities:				
Fair Value Swaps	$ —	$ 419	$ —	$ 419
Interest Rate Swaps	—	9,424	—	9,424
Risk Participation Agreements	—	—	13	13
Total Fair Value of Financial Liabilities	$ —	$ 9,843	$ 13	$ 9,856

(dollars in thousands)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Fair Value of Financial Assets:				
Securities Available for Sale:				
U.S. Treasury Securities	$ 167,748	$ —	$ —	$ 167,748
Municipal Bonds	—	122,265	—	122,265
Mortgage-Backed Securities	—	244,890	—	244,890
Corporate Securities	—	134,186	—	134,186
U.S. Government Agency Securities	—	22,082	—	22,082
Asset-Backed Securities	—	77,076	—	77,076
Fair Value Swaps	—	10,487	—	10,487
Interest Rate Caps	—	19,319	—	19,319
Interest Rate Swaps	—	13,349	—	13,349
Total Fair Value of Financial Assets	$ 167,748	$ 643,654	$ —	$ 811,402
Fair Value of Financial Liabilities:				
Interest Rate Swaps	$ —	$ 8,210	$ —	$ 8,210
Total Fair Value of Financial Liabilities	$ —	$ 8,210	$ —	$ 8,210

Investment Securities

When available, the Company uses quoted market prices to determine the fair value of investment securities; such items are classified in Level 1 of the fair value hierarchy.

For the Company's investments, when quoted prices are not available for identical securities in an active market, the Company determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price

is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially, all of these assumptions are observable in the marketplace and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, against quoted market prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources vary, or cannot be obtained or corroborated, a security is generally classified as Level 3.

Fair Value Swaps

Fair value swaps are traded in over-the-counter markets where quoted market prices are not readily available. For those fair value swaps, fair value is determined using internally developed models of a third party that uses primarily market observable inputs, such as yield curves and option volatilities, and accordingly are valued using Level 2 inputs.

Interest Rate Caps

The fair value of the caps are calculated by determining the total expected asset or liability exposure of the derivatives. Total expected exposure incorporates both the current and potential future exposure of the derivative, derived from using observable inputs, such as yield curves and volatilities, and accordingly are valued using Level 2 inputs.

Interest Rate Swaps

Interest rate swaps are traded in over-the-counter markets where quoted market prices are not readily available. For those interest rate swaps, fair value is determined using internally developed models of a third party that uses primarily market observable inputs, such as yield curves and option volatilities, and accordingly are valued using Level 2 inputs.

Risk Participation Agreements

The fair value of RPAs is calculated by determining the total expected asset or liability exposure using observable inputs, such as yield curves and volatilities, of the derivative to the borrower and applying an unobservable credit default probability to that exposure, and accordingly are valued using level 3 inputs.

<u>Nonrecurring Basis</u>

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of previously recognized impairment.

The following tables present nonrecurring fair value measurements of certain assets for the periods ended December 31, 2025, 2024 and 2023:

	December 31, 2025			
(dollars in thousands)	Level 1	Level 2	Level 3	Loss
Individually Evaluated Loans	$ —	$ —	$ 39,043	$ 3,812
Totals.	$ —	$ —	$ 39,043	$ 3,812

	December 31, 2024			
(dollars in thousands)	Level 1	Level 2	Level 3	Loss
Individually Evaluated Loans	$ —	$ —	$ 91	$ 44
Totals.	$ —	$ —	$ 91	$ 44

	December 31, 2023			
(dollars in thousands)	Level 1	Level 2	Level 3	Loss
Individually Evaluated Loans	$ —	$ —	$ 9,602	$ 199
Totals.	$ —	$ —	$ 9,602	$ 199

Individually Evaluated Loans

The Company records certain loans at fair value on a non-recurring basis. Individually evaluated loans for which an allowance is established, or a write-down has occurred during the period, based on the fair value of collateral require classification in the fair value hierarchy. The fair value of the loan's collateral is determined by appraisals, independent valuation and other techniques. When the fair value of the loan's collateral is based on an observable market price the Company classifies the fair value of the individually evaluated loans within Level 2 of the valuation hierarchy. For loans in which the valuation has unobservable inputs, the Company classifies these within the Level 3 of the valuation hierarchy. As of December 31, 2025, collateral values were estimated using a combination of observable inputs, including recent appraisals, and unobservable inputs, including internally determined values based on cost adjusted for depreciation and customized discounting criteria on appraisals which ranged from 4-25%. Due to the significance of unobservable inputs, fair values of individually evaluated loans have been classified as Level 3.

Fair Value

Disclosure of fair value information about financial instruments, for which it is practicable to estimate that value, is required whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value of cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases could not be realized in immediate settlement of the instruments. Certain financial instruments with a fair value that is not practicable to estimate and all non-financial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the

estimates. Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the below amounts nor is it recorded as an intangible asset on the balance sheet. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following tables present the carrying amounts and estimated fair values of financial instruments at December 31, 2025 and 2024:

| | | December 31, 2025 | | | |
| | | Fair Value Hierarchy | | | |
(dollars in thousands)	Carrying Amount	Level 1	Level 2	Level 3	Estimated Fair Value
Financial Assets:					
Cash and Due From Banks	$ 123,511	$ 123,511	$ —	$ —	$ 123,511
Securities Available for Sale	776,441	146,206	630,235	—	776,441
FHLB Stock, at Cost	21,122	—	21,122	—	21,122
Loans, Net	4,244,108	—	4,142,794	39,043	4,181,837
Accrued Interest Receivable	18,929	—	18,929	—	18,929
Fair Value Swaps	10,968	—	10,968	—	10,968
Interest Rate Caps	13,221	—	13,221	—	13,221
Interest Rate Swaps	10,711	—	10,711	—	10,711
Risk Participation Agreements	1	—	—	1	1
Financial Liabilities:					
Deposits	$ 4,320,369	$ —	$ 4,324,551	$ —	$ 4,324,551
FHLB Advances	399,500	—	399,760	—	399,760
Subordinated Debentures	108,677	—	102,579	—	102,579
Accrued Interest Payable	3,227	—	3,227	—	3,227
Fair Value Swaps	419	—	419	—	419
Interest Rate Swaps	9,424	—	9,424	—	9,424
Risk Participation Agreements	13	—	—	13	13

| | December 31, 2024 | | | | |
| | Carrying | Fair Value Hierarchy | | | Estimated |
(dollars in thousands)	Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets:					
Cash and Due From Banks	$ 229,760	$ 229,760	$ —	$ —	$ 229,760
Bank-Owned Certificates of Deposit	4,377	—	4,370	—	4,370
Securities Available for Sale	768,247	167,748	600,499	—	768,247
FHLB Stock, at Cost	19,297	—	19,297	—	19,297
Loans, Net	3,809,436	—	3,709,775	91	3,709,866
Accrued Interest Receivable	17,711	—	17,711	—	17,711
Fair Value Swaps	10,487	—	10,487	—	10,487
Interest Rate Caps	19,319	—	19,319	—	19,319
Interest Rate Swaps	13,349	—	13,349	—	13,349
Financial Liabilities:					
Deposits	$ 4,086,767	$ —	$ 4,131,298	$ —	$ 4,131,298
Notes Payable	13,750	—	13,775	—	13,775
FHLB Advances	359,500	—	358,759	—	358,759
Subordinated Debentures	79,670	—	76,056	—	76,056
Accrued Interest Payable	4,008	—	4,008	—	4,008
Interest Rate Swaps	8,210	—	8,210	—	8,210

The following methods and assumptions were used by the Company to estimate fair value of consolidated financial statements not previously discussed:

Cash and due from banks – The carrying amount of cash and cash equivalents approximates their fair value.

Bank-owned certificates of deposit – Fair values of bank-owned certificates of deposit are estimated using the discounted cash flow analysis based on current rates for similar types of deposits.

FHLB stock – The carrying amount of FHLB stock approximates its fair value.

Loans, net – Fair values for loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable – The carrying amount of accrued interest receivable approximates its fair value since it is short term in nature and does not present anticipated credit concerns.

Deposits – The fair values disclosed for demand deposits without stated maturities (interest and noninterest transaction, savings, and money market accounts) are equal to the amount payable on demand at the reporting date (their carrying amounts). Fair values for the fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Funds purchased – The carrying amount of federal funds purchased approximates the fair value.

Notes payable and subordinated debentures – The fair values of the Company's notes payable and subordinated debentures are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

FHLB advances – The fair values of the Company's FHLB advances are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing agreements.

Accrued interest payable – The carrying amount of accrued interest payable approximates its fair value since it is short term in nature.

Off-balance sheet instruments – Fair values of the Company's off-balance sheet instruments (lending commitments and unused lines of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparties' credit standing and discounted cash flow analysis. The fair value of these off-balance sheet items approximates the recorded amounts of the related fees and was not material at December 31, 2025 and 2024.

Limitations – The fair value of a financial instrument is the current amount that would be exchanged between market participants, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Note 24: Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

Substantially all of the Company's revenue is generated from financial instruments, including interest income related to loans and investment securities, letters of credit, and derivatives, which are not within the scope of Topic 606 as these activities are subject to other GAAP discussed elsewhere within the Company's disclosures. The following is a summary of revenue-generating activities that are within the scope of Topic 606, which are presented in the Company's income statements as components of noninterest income:

Service charges on deposit accounts. These represent general service fees for monthly account maintenance and activity and transaction-based fees such as wire transfer fees, check cashing fees, check printing fees, stop payment fees and ATM and card replacement fees. Revenue is recognized when the Company's performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed. Payments for these performance obligations are generally received at the time the performance obligations are satisfied. The adoption of Topic 606 had no impact on the Company's revenue recognition practice for these services.

Debit card interchange fees. When a debit card issued by the Company is used to purchase goods or services from a merchant, the Company earns an interchange fee. The performance obligation is completed and the fees are

recognized as the service is provided (i.e., when the customer uses the debit card). The adoption of Topic 606 had no impact on the Company's revenue recognition related to debit card interchange fees.

Gain on sales of other real estate. ASU 2014-09 also created Topic 610-20, under which a gain on sale should be recognized when a contract for sale exists and control of the asset has been transferred to the buyer. Topic 606 list several criteria which must exist to conclude that a contract for sale exists, including a determination that the institution will collect substantially all of the consideration to which it is entitled.

Note 25: Accumulated Other Comprehensive Income (Loss)

The following table presents the components of other comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2025			
Net Unrealized Gain on Available for Sale Securities	$ 29,313	$ (8,425)	$ 20,888
Less: Reclassification Adjustment for Net Gains Included in Net Income	(614)	176	(438)
Total Unrealized Gain	28,699	(8,249)	20,450
Net Unrealized Loss on Cash Flow Hedge	(2,673)	768	(1,905)
Less: Reclassification Adjustment for Gains Included in Net Income	(6,484)	1,864	(4,620)
Total Unrealized Loss	(9,157)	2,632	(6,525)
Other Comprehensive Gain	$ 19,542	$ (5,617)	$ 13,925
Year Ended December 31, 2024			
Net Unrealized Gain on Available for Sale Securities	$ 5,967	$ (1,716)	$ 4,251
Less: Reclassification Adjustment for Net Gains Included in Net Income	(385)	111	(274)
Total Unrealized Gain	5,582	(1,605)	3,977
Net Unrealized Gain on Cash Flow Hedge	10,515	(3,022)	7,493
Less: Reclassification Adjustment for Gains Included in Net Income	(9,245)	2,657	(6,588)
Total Unrealized Gain	1,270	(365)	905
Other Comprehensive Gain	$ 6,852	$ (1,970)	$ 4,882
Year Ended December 31, 2023			
Net Unrealized Gain on Available for Sale Securities	$ 3,339	$ (959)	$ 2,380
Less: Reclassification Adjustment for Net Losses Included in Net Income	33	(9)	24
Total Unrealized Gain	3,372	(968)	2,404
Net Unrealized Gain on Cash Flow Hedge	2,299	(660)	1,639
Less: Reclassification Adjustment for Gains Included in Net Income	(6,102)	1,755	(4,347)
Total Unrealized Loss	(3,803)	1,095	(2,708)
Other Comprehensive Loss	$ (431)	$ 127	$ (304)

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2025, 2024 and 2023:

(dollars in thousands)	Available For Sale Securities	Cash Flow Hedge	Accumulated Other Comprehensive Income (Loss)
Year Ended December 31, 2025			
Balance at Beginning of Year	$ (27,743)	$ 14,379	$ (13,364)
Other Comprehensive Income Before Reclassifications	20,888	(1,905)	18,983
Amounts Reclassified from Accumulated Other Comprehensive Income	(438)	(4,620)	(5,058)
Net Other Comprehensive Income During Period	20,450	(6,525)	13,925
Balance at End of Year	$ (7,293)	$ 7,854	$ 561
Year Ended December 31, 2024			
Balance at Beginning of Year	$ (31,720)	$ 13,474	$ (18,246)
Other Comprehensive Income Before Reclassifications	4,251	7,493	11,744
Amounts Reclassified from Accumulated Other Comprehensive Income	(274)	(6,588)	(6,862)
Net Other Comprehensive Income During Period	3,977	905	4,882
Balance at End of Year	$ (27,743)	$ 14,379	$ (13,364)
Year Ended December 31, 2023			
Balance at Beginning of Year	$ (34,124)	$ 16,182	$ (17,942)
Other Comprehensive Income Before Reclassifications	2,380	1,639	4,019
Amounts Reclassified from Accumulated Other Comprehensive Income	24	(4,347)	(4,323)
Net Other Comprehensive Income (Loss) During Period	2,404	(2,708)	(304)
Balance at End of Year	$ (31,720)	$ 13,474	$ (18,246)

Note 26: Parent Company Financial Information

The following information presents the condensed balance sheets of the Company as of December 31, 2025 and 2024, and the condensed statements of income and cash flows of the Company for the years ended December 31, 2025, 2024 and 2023:

Condensed Balance Sheets

(dollars in thousands)	December 31, 2025	December 31, 2024
ASSETS		
Cash and Cash Equivalents	$ 23,039	$ 20,008
Investment in Subsidiaries	595,035	524,886
Premises and Equipment, Net	755	785
Other Assets	11,412	8,882
Total Assets	$ 630,241	$ 554,561
LIABILITIES AND EQUITY		
LIABILITIES		
Notes Payable	$ —	$ 13,750
Subordinated Debentures, Net of Issuance Costs	108,677	79,670
Accrued Interest Payable	493	452
Other Liabilities	3,976	2,754
Total Liabilities	113,146	96,626
SHAREHOLDERS' EQUITY		
Preferred Stock—$0.01 par value		
Preferred Stock—Authorized 10,000,000	66,514	66,514
Common Stock—$0.01 par value		
Voting Common Stock—Authorized 75,000,000	278	276
Additional Paid-In Capital	98,287	95,088
Retained Earnings	351,455	309,421
Accumulated Other Comprehensive Income (Loss)	561	(13,364)
Total Shareholders' Equity	517,095	457,935
Total Liabilities and Shareholders' Equity	$ 630,241	$ 554,561

Condensed Statements of Income

(dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
INCOME			
Dividend Income	$ —	$ 10,000	$ —
Interest Income	2	13	3
Other Income	118	115	118
Total Income	120	10,128	121
EXPENSE			
Interest Expense	6,507	5,144	5,126
Other Expenses	1,819	1,805	1,757
Total Interest Expense	8,326	6,949	6,883
INCOME (LOSS) BEFORE INCOME TAX BENEFIT AND EQUITY IN UNDISTRIBUTED EARNINGS	(8,206)	3,179	(6,762)
Income Tax Benefit	2,269	1,902	1,894
INCOME (LOSS) BEFORE EQUITY IN UNDISTRIBUTED EARNINGS	(5,937)	5,081	(4,868)
Equity in Undistributed Earnings	52,025	27,744	44,828
NET INCOME	$ 46,088	$ 32,825	$ 39,960

Condensed Statements of Cash Flows

(dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income	$ 46,088	$ 32,825	$ 39,960
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:			
Equity in Undistributed Earnings of Subsidiaries	(52,025)	(27,744)	(44,828)
Changes in Other Assets and Liabilities	(835)	(3,614)	(738)
Net Cash Provided (Used) by Operating Activities	(6,772)	1,467	(5,606)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in Subsidiaries	—	—	—
Proceeds from Bridgewater Risk Management, Inc. Liquidation	—	—	4,143
Net Cash Provided (Used) by Investing Activities	—	—	4,143
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal Payments on Notes Payable	(13,750)	—	—
Proceeds from Notes Payable	—	—	—
Proceeds from Issuance of Subordinated Debt	78,605	—	—
Redemption of Subordinated Debt	(50,000)	—	—
Stock Options Exercised	1,939	763	963
Stock Repurchases and Repurchases for Tax Withholding on Equity Awards	(2,937)	(5,901)	(5,127)
Preferred Stock Dividends Paid	(4,054)	(4,054)	(4,054)
Net Cash Provided (Used) by Financing Activities	9,803	(9,192)	(8,218)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,031	(7,725)	(9,681)
Cash and Cash Equivalents Beginning	20,008	27,733	37,414
Cash and Cash Equivalents Ending	$ 23,039	$ 20,008	$ 27,733

Note 27: Subsequent Events

On January 27, 2026, the Company's board of directors declared a quarterly cash dividend of $36.72 per share ($0.3672 per depositary share) on the Series A Preferred Stock, payable on March 2, 2026, to shareholders of record on the Series A Preferred Stock at the close of business on February 13, 2026.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and President and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's "disclosure controls and procedures" (as that term is defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025, the end of the fiscal year covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and the President and Chief Financial Officer have concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, including the Chief Executive Officer and the President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control system is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Internal control over financial reporting of the Company includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

Because of inherent limitations in any system of internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the Company's internal control over financial reporting as of December 31, 2025. This assessment was based on criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework in 2013. Based on this assessment, the Chief Executive Officer and Chief Financial Officer assert that the Company maintained effective internal control over financial reporting as of December 31, 2025 based on the specified criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by RSM US LLP, the independent registered public accounting firm who also has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K. RSM US LLP's report on the Company's internal control over financial reporting appears in Item 8 of this Form-10K and is incorporated into this item by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the fiscal quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule10b5-1(c) or any non-Rule 10b5-1 trading arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information called for by this item, including information relating to compliance with Section 16(a) of the Exchange Act, is set forth under the headings "Proposal 1 – Election of Directors," "Corporate Governance and the Board of Directors," "Security Ownership of Certain Beneficial Owners," "Delinquent Section 16(a) Reports" and in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 28, 2026, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information called for by this item is set forth under the headings "Compensation Discussion and Analysis," "Executive Compensation," "Corporate Governance and the Board of Directors – Director Compensation," and "Corporate Governance and the Board of Directors – Compensation Committee Interlocks and Insider Participation," "CEO Pay Ratio," "Pay Versus Performance," "Compensation Committee Report" appearing in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 28, 2026, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plans

The following table presents the number of outstanding options, warrants and rights granted to participants by the Company under its equity compensation plans, as well as the number of securities remaining available for future issuance under these plans as of December 31, 2025. The table provides this information separately for equity compensation plans that have and have not been approved by security holders. Additional information regarding stock incentive plans is presented in "Note 18 – Stock Options, Restricted Stock and Restricted Stock Units" to the Consolidated Financial Statements for the year ending December 31, 2025.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders [1]	2,382,836	$ 11.59	476,943
Equity compensation plans not approved by shareholders.	—	—	—
Total.	2,382,836	$ 11.59	476,943

[1] Column (a) includes outstanding stock options granted under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan, the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan, the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan and the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan. This column also includes unvested restricted stock units granted under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan and the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan.

Column (b) does not reflect restricted stock units as they do not include an exercise price.

Column (c) includes 10,000, 2,192, and 464,751 shares remaining available for future issuance under the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan, Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan and the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan, respectively, as of December 31, 2025.

The information required pursuant to Item 403 of Regulation S-K can be found under the caption "Security Ownership of Certain Beneficial Owners" in the Company's definitive Proxy Statement on Form DEF 14A for our Annual Meeting of Shareholders to be held on April 28, 2026, which will be filed with the SEC within 120 days of the Company's fiscal year end, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information called for by this item is set forth under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance and the Board of Directors" appearing in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 28, 2026, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information called for by this item is set forth under the heading "Proposal 3 – Ratification of the Appointment of RSM US LLP as our Independent Registered Public Accounting Firm" appearing in the Company's definitive Proxy Statement for our Annual Meeting of Shareholders to be held on April 28, 2026, which will be filed with the SEC pursuant to Regulation 14A under the Exchange Act within 120 days of the Company's fiscal year end, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. Financial Statements: The consolidated financial statements that appear in Item 8 of this Form 10-K are incorporated herein by reference.

2. Financial Statement Schedules: All schedules are omitted because they are not applicable, not required, or because the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits.

Exhibit Number	Description
3.1	Third Amended and Restated Articles of Incorporation of Bridgewater Bancshares, Inc. (incorporated herein by reference to Exhibit 3.1 on Form 8-K filed on April 27, 2023)
3.2	Second Amended and Restated Bylaws of Bridgewater Bancshares, Inc. (incorporated herein by reference to Exhibit 3.2 on Form 8-K filed on April 27, 2023)
3.3	Statement of Designation of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.1 on Form 8-K filed on August 17, 2021)
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 on Form 10-K filed on March 7, 2023)
4.2	Indenture, dated June 24, 2025, by and between Bridgewater Bancshares, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on June 24, 2025)
4.3	Forms of 7.625% Fixed-to-Floating Rate Subordinated Note due July 1, 2035 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.3 hereto and incorporated by reference herein to Exhibit 4.1 on Form 8-K filed on June 24, 2025)
4.4	Indenture, dated July 8, 2021, by and between Bridgewater Bancshares, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on July 8, 2021)
4.5	Forms of 3.25% Fixed-to-Floating Rate Subordinated Note due July 15, 2031 (included as Exhibit A-1 and Exhibit A-2 to the Indenture filed as Exhibit 4.5 hereto and incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on July 8, 2021)

4.6   Deposit Agreement, dated as of August 17, 2021, among Bridgewater Bancshares, Inc., Computershare Inc. and Computershare Trust Company, N.A., jointly as depositary, and the holders from time to time of the depositary receipts issued thereunder (incorporated herein by reference to Exhibit 4.1 on Form 8-K filed on August 17, 2021)

4.7   Form of depositary receipt representing the Depositary Shares (included as Exhibit A to Exhibit 4.7 hereto)

10.1   Bridgewater Bank Deferred Cash Incentive Plan effective December 31, 2013 (incorporated herein by reference to Exhibit 10.4 filed on Form S-1 on February 16, 2018)†

10.2   Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.5 on Form S-1 filed on February 16, 2018)†

10.3   Form of Stock Option Agreement under the Bridgewater Bancshares, Inc. 2017 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2019)†

10.4   Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.7 on Form S-1 filed on February 16, 2018)†

10.5   Form of Stock Option Agreement under the Bridgewater Bancshares, Inc. 2012 Combined Incentive and Non-Statutory Stock Option Plan (incorporated herein by reference to Exhibit 10.8 on Form S-1 filed on February 16, 2018)†

10.6   Construction Contract, dated as of August 27, 2018, by and between Bridgewater Bank and Reuter Walton Commercial, LLC (incorporated herein by reference to Exhibit 10.1 filed with the Form 8-K on August 30, 2018)

10.7   Exchange Agreement, dated as of October 25, 2018 by and between Bridgewater Bancshares, Inc. and Castle Creek Capital Partners V, LP (incorporated herein by reference to Exhibit 10.1 filed with the Form 8-K on October 26, 2018)

10.8   Exchange Agreement, dated as of October 25, 2018 by and between Bridgewater Bancshares, Inc. and EJF Sidecar Fund, Series LLC – Series E (incorporated herein by reference to Exhibit 10.2 filed with the Form 8-K on October 26, 2018)

10.9   Exchange Agreement, dated as of October 25, 2018 by and between Bridgewater Bancshares, Inc. and Endeavour Regional Bank Opportunities Fund II LP (incorporated herein by reference to Exhibit 10.3 filed with the Form 8-K on October 26, 2018)

10.10   Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†

10.11   Form of Restricted Stock Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†

10.12   Form of Restricted Stock Unit Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 on Form 10-K filed on March 7, 2024)†

10.13   Form of Nonqualified Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†

10.14   Form of Incentive Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2019 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed on April 26, 2019)†

10.15   Form of Subordinated Note Purchase Agreement, dated June 24, 2025, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on June 24, 2025)

10.16   Form of Registration Rights Agreement, dated June 24, 2025, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on June 24, 2025)

10.17   Loan and Security Agreement, dated as of March 1, 2021, by and between Bridgewater Bancshares, Inc., as Borrower, and ServisFirst Bank, as Lender (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on March 5, 2021)

10.18   Revolving Note, dated as of March 1, 2021, made by Bridgewater Bancshares, Inc., as Borrower, to and in favor of ServisFirst Bank, as Lender (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on March 5, 2021)

10.19   Pledge Agreement, dated as of March 1, 2021, by and between Bridgewater Bancshares, Inc., as Borrower, and ServisFirst Bank, as Lender (incorporated herein by reference to Exhibit 10.3 on Form 8-K filed on March 5, 2021)

10.20   Form of Subordinated Note Purchase Agreement, dated July 8, 2021, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on July 8, 2021)

10.21   Form of Registration Rights Agreement, dated July 8, 2021, by and among Bridgewater Bancshares, Inc. and the Purchasers (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on July 8, 2021)

10.22   Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Jerry Baack (incorporated herein by reference to Exhibit 10.27 on Form 10-K filed on March 7, 2023)†

10.23   Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Mary Jayne Crocker (incorporated herein by reference to Exhibit 10.28 on Form 10-K filed on March 7, 2023)†

10.24   First Amendment to Employment Agreement among Bridgewater Bancshares, Inc., Bridgewater Bank, and Mary Jane Crocker, dated August 18, 2025. (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on August 19, 2025)†

10.25   Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Joseph Chybowski (incorporated herein by reference to Exhibit 10.29 on Form 10-K filed on March 7, 2023)†

10.26   Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Nicholas Place (incorporated herein by reference to Exhibit 10.31 on Form 10-K filed on March 7, 2023)†

10.27	Executive Employment Agreement, dated January 1, 2022 between Bridgewater Bancshares, Inc. and Lisa Salazar†
10.28	First Amendment to Employment Agreement among Bridgewater Bancshares, Inc., Bridgewater Bank, and Lisa Salazar, dated January 31, 2025†
10.29	Second Amendment to Loan and Security Agreement, dated September 1, 2022, by and between Bridgewater Bancshares, Inc. and ServisFirst Bank (incorporated herein by reference to Exhibit 10.1 on Form 8-K filed on September 1, 2022)
10.30	Amended and Restated Revolving Note, dated September 1, 2022, made by Bridgewater Bancshares, Inc. to and in favor of ServisFirst Bank (incorporated herein by reference to Exhibit 10.2 on Form 8-K filed on September 1, 2022)
10.31	Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Appendix C on Schedule 14A filed on March 13, 2023)†
10.32	Form of Restricted Stock Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 on Form S-8 filed on April 28, 2023)†
10.33	Form of Restricted Stock Unit Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.36 on Form 10-K filed on March 7, 2024)†
10.34	Form of Nonqualified Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.6 on Form S-8 filed on April 28, 2023)†
10.35	Form of Incentive Stock Option Award Agreement under the Bridgewater Bancshares, Inc. 2023 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.7 on Form S-8 filed on April 28, 2023)†
10.36	Third Amendment to Loan and Security Agreement, dated September 1, 2024, by and between Bridgewater Bancshares, Inc. and ServisFirst Bank (incorporated herein by reference to Exhibit 10.1 to form 8-K filed on September 6, 2024)
10.37	Amended and Restated Revolving Note, dated September 1, 2024, made by Bridgewater Bancshares, Inc. to and in favor of ServisFirst Bank (incorporated herein by reference to Exhibit 10.2 to form 8-K filed on September 6, 2024)
10.38	Short Term Incentive Plan (incorporated herein by reference to Exhibit 10.36 on Form 10-K filed on March 6, 2025)†
10.39	BOLI Supplementary Life Insurance Benefit (incorporated herein by reference to Exhibit 10.37 on Form 10-K filed on March 6, 2025)†
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 on Form 10-K filed on March 7, 2024)
21.1	Subsidiaries of Bridgewater Bancshares, Inc. (incorporated herein by reference to Exhibit 21.1 on Form 10-K filed on March 7, 2024)
23.1	Consent of RSM US LLP

| 31.1 | Certification of the Chief Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002 |

| 31.2 | Certification of the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, and Section 302 of the Sarbanes-Oxley Act of 2002 |

| 32.1 | Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

| 32.2 | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

| 97.1 | Bridgewater Bancshares, Inc. Clawback Policy (Incorporated herin by reference to Exhibit 97.1 on Form 10-K filed on March 7, 2024) |

| 101.1 | Financial information from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in inline XBRL interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Shareholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements |

| 104 | Cover Page Interactive Data File (formatted as inline XBRL, with applicable taxonomy extension information contained in Exhibit 101) |

_____
† Indicates a management contract or compensatory plan.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Bridgewater Bancshares, Inc.

Date: February 26, 2026

By: /s/ Jerry J. Baack

Name: Jerry J. Baack
Title: Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jerry J. Baack Jerry J. Baack	Chairman and Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ Joe M. Chybowski Joe M. Chybowski	President and Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ Laura B. Espeseth Laura B. Espeseth	Chief Administrative Officer (Principal Accounting Officer)	February 26, 2026
/s/ Lisa M. Brezonik Lisa M. Brezonik	Director	February 26, 2026
/s/ Mary Jayne Crocker Mary Jayne Crocker	Director	February 26, 2026
/s/ James S. Johnson James S. Johnson	Director	February 26, 2026
/s/ David B. Juran David B. Juran	Director	February 26, 2026
/s/ Mohammed Lawal Mohammed Lawal	Director	February 26, 2026
/s/ Douglas J. Parish Douglas J. Parish	Director	February 26, 2026
/s/ Jeffrey D. Shellberg Jeffrey D. Shellberg	Director, Secretary and Deputy Chief Credit Officer	February 26, 2026
/s/ Thomas P. Trutna Thomas P. Trutna	Director	February 26, 2026
/s/ Todd B. Urness Todd B. Urness	Director	February 26, 2026
/s/ David J. Volk David J. Volk	Director	February 26, 2026

Exhibit 31.1

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT
RULE 13a-14(a) OR RULE 15d-14(a) AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Jerry J. Baack, certify that:

1.   I have reviewed this annual report on Form 10-K of Bridgewater Bancshares, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a.   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Jerry J. Baack
Jerry J. Baack
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATIONS OF CHIEF FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT
RULE 13a-14(a) OR RULE 15d-14(a) AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Joe M. Chybowski, certify that:

1. I have reviewed this annual report on Form 10-K of Bridgewater Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ Joe M. Chybowski
Joe M. Chybowski
President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bridgewater Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jerry J. Baack, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 26, 2026   /s/ Jerry J. Baack
                                                              Jerry J. Baack
                                                              Chairman and Chief Executive Officer
                                                              (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bridgewater Bancshares, Inc. (the "Company") on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joe M. Chybowski, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 26, 2026   /s/ Joe M. Chybowski

                                                   Joe M. Chybowski
                                                   President and Chief Financial Officer
                                                   (Principal Financial Officer)

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SHAREHOLDER INFORMATION

Corporate Address
4450 Excelsior Blvd., Suite 100
St. Louis Park, MN 55416
952.893.6868

Investor Relations
Justin Horstman
Vice President, Investor Relations
952.542.5169
InvestorRelations@bwbmn.com

Transfer Agent
Computershare
P.O. Box 43006
Providence, RI 02940-3006
800.736.3001

Listing Information
Bridgewater Bancshares, Inc.'s common stock is listed on the Nasdaq Capital Market under the symbol "BWB"

Annual Meeting of Shareholders
Bridgewater Bancshares, Inc.'s annual meeting of shareholders will be held virtually on Tuesday, April 28, 2026 at 2:00 p.m. CT



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